

Blend Labs, Inc.

2026 Annual Report

BLEND LABS, INC.
2026 Annual Letter

Dear Fellow Stockholders,

2025 was a defining year for Blend. We delivered our first full year of non-GAAP operating profitability, returned our Mortgage business to year-over-year growth, strengthened our balance sheet, and set the stage for a new chapter of agent-first lending — headlined by the launch of Blend Autopilot in March 2026. We enter the new year with real momentum, a clear strategy, and the financial strength to press that advantage.

Throughout the year we stayed focused on three strategic priorities:

1. **Sustainable Profitability and Capital Strength**: For the full year 2025, we generated $123.6 million in revenue — up 7% year-over-year — and $15.1 million in non-GAAP operating income, a meaningful improvement from a $12.8 million loss in 2024. We expanded non-GAAP gross margin to 77% for the year and exited Q4 at 80%, reflecting the operating leverage of our software-first cost structure[1]. We ended the year with zero debt and $68.3 million in cash, cash equivalents, and marketable securities, and we returned $25 million to shareholders through our share repurchase program. Our Board has authorized a new $50 million repurchase program, reflecting the conviction we have in the intrinsic value of the company.

2. **Mortgage Momentum and Product Innovation**: Our Mortgage Suite returned to year-over-year revenue growth in Q4, with funded loan volume up 11%. Stabilizing churn, a stronger macro backdrop, and new customer deployments set us up well for 2026. Building on that momentum, in March 2026 we launched a strategically critical new product, Blend Autopilot — an intelligent orchestration layer that runs across the entire origination process, coordinating documents, data, guidelines, workflows, and human oversight in real time. Autopilot reviews every document and data field as it comes in, reconciles it against complex investor and regulator guidelines, triggers the right downstream workflows, and updates the loan file automatically — taking direct aim at the $11,000 cost-to-originate problem. Seven large customers turned Autopilot on, or committed to, within days of preview launch, and customer response has been extraordinary.

3. **Consumer Banking Growth**: Our Consumer Banking Suite revenue was up 34% year-over-year in 2025, supported by deeper penetration of our existing base and notable new wins. Notable customer wins in Q4 included a top 40 U.S. credit union with product scope spanning credit cards, deposit accounts, personal loans, and auto loans, and a Rapid Home Equity cross-sell with a large existing bank customer. Consumer banking wins continue to create durable, multi-product relationships — and increasingly, a path back into Mortgage for customers who start with us on the deposit side.

Building an Agent-First Company
The conversation in software today is dominated by how AI will reshape the industry, and we view this moment as one that plays directly to Blend's strengths. We sit deep inside the revenue generation funnel

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[1] Non-GAAP operating income and non-GAAP gross margin are non-GAAP financial measures. Please see Appendix for a description and reconciliation of these non-GAAP financial measures.

of the largest financial institutions in the country, operating as a trusted, secure system of engagement. The structured data flowing through our platform compounds with every transaction, making our AI smarter and our platform stickier over time. And because we typically monetize on funded loans rather than user seats, unlike many enterprise software companies today, AI-driven efficiency can accrue value to our customers without cannibalizing our revenue.

Autopilot is the first major expression of that strategy externally. Internally, we are reimagining how Blend itself operates — with agents to take a first pass at work across engineering, go-to-market, and back-office functions, and our team focused on judgment and final decisions. We believe Blend's focus on AI adoption will translate into faster and better execution and more scalable profitability for the company.

A Foundation Built for Any Environment

The work we have done on our cost structure, balance sheet, and product portfolio means Blend no longer needs a specific market backdrop to perform. Our pipeline entered 2026 approximately 40% higher than a year before, and we are seeing a structural shift toward bundled deals that span Mortgage, Rapid, Close, and Consumer Banking. Whether rates remain range-bound or we see a more meaningful rebound in mortgage volumes, we believe we are positioned to take share, grow revenue, and expand margins.

Looking Ahead to 2026

Our priorities for 2026 are clear: scale Blend Autopilot across our customer base; continue to grow and deepen our Consumer Banking business; capitalize on any recovery in mortgage volumes; and extend our leadership as an agent-first operating company. We plan to remain disciplined on cost, opportunistic on capital return, and committed to generating sustainable profitability over the long term.

Our Mission Endures

Blend was founded to bring simplicity and transparency to consumer finance. The progress we made in 2025 — financial, strategic, and technological — reflects the focus and resilience of our team, the trust of our customers, and the steadfast support from you, our stockholders. Thank you for your continued confidence as we build a company designed to last.



Nima Ghamsari
Head of Blend & Co-founder
Blend Labs, Inc.

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may include Blend's artificial intelligence usage and strategy; Blend's ability to manage costs; plans for Blend's future growth, future operations, partnerships and competitive position; and utilization of Blend's products and services. Please see our statement regarding forward looking statements in the accompanying Annual Report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-40599

BLEND LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**45-5211045**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7250 Redwood Blvd., Suite 300
Novato, California 94945
(650) 550-4810

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol(s)</u>	<u>Name of each exchange on which registered</u>
Class A common stock, par value $0.00001 per share	BLND	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company"

in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

Securities registered pursuant to Section 12(g) of the Act: None

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock as reported by the New York Stock Exchange on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $696.5 million. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 2, 2026, there were 253,858,348 shares of the registrant's Class A common stock outstanding, 3,256,385 shares of the registrant's Class B common stock outstanding, and no shares of the registrant's Class C common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the impact of changes in economic conditions, including tariffs, trade relations or a potential economic downturn in the U.S. or worldwide, on the levels of real estate and mortgage activity, such as mortgage interest rates, credit availability, real estate prices, inflation, and consumer confidence, and our expectations with regard to mortgage activity;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, operating margin and plans for future operations, expense reductions and costs savings, our ability to determine reserves, and our ability to achieve and maintain future profitability;

- our strategic initiatives and our beliefs and expectations regarding the impact of the strategic initiatives on our business;

- our market position, growth opportunities and our ability to successfully execute our business and growth strategy;

- the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

- our expectations regarding our share repurchase program;

- the demand for our products and services;

- our ability to increase our transaction volume and to attract and retain customers;

- our ability to integrate more marketplaces into our end-to-end consumer journeys;

- our ability to develop new products, services, and features and bring them to market in a timely manner;

- our ability to make enhancements to our current products;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our ability to maintain the security and availability of our platform;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy, information security, artificial intelligence, and data protection;

- our ability to manage risk associated with our business;

- our expectations regarding new and evolving markets;

- our ability to develop and protect our brand and reputation;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to attract and retain employees and key personnel;

- our ability to remediate the material weaknesses in our internal controls over financial reporting;

- our ability to maintain, protect, and enhance our intellectual property; and

- the increased expenses and obligations associated with being a public company, including the audit of our internal control over financial reporting.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled *"Risk Factors"* and elsewhere in this Annual Report on Form 10-K. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. BUSINESS


Company Overview


Blend (NYSE: BLND) is on a mission to transform the financial services industry by making the process of obtaining a loan or opening an account as seamless and intuitive as modern e-commerce. Today's consumers expect simplicity, hyper-personalization, and speed across every banking and lending interaction.

Our platform brings together the data, technology, and AI-powered architecture needed to streamline and personalize every step of origination. We help financial institutions deliver transparency, speed, and scale across all major product lines in home lending and consumer banking, supporting end-to-end mortgage applications, home equity, refinance, vehicle, credit card, personal loan, and deposit account opening.

By unifying complex processes into a single, intelligent system, we enable financial institutions to operate with greater efficiency and agility across any channel, while giving our customers the kind of modern, effortless experiences they expect.

Today, our software powers many of the nation's most trusted financial institutions, including banks, credit unions, independent mortgage banks, and mortgage servicers.


Our Segments


We operate in a single operating segment and a single reporting segment. This reporting structure has been in place since we announced our decision to exit the title business in the first quarter of 2025 and classified the results of our previously reported Title segment as discontinued operations.

Our platform comprises a suite of products that power the origination process from back end workflows, Loan Team and Banker tools to consumer experience. Our growing suite of SaaS products currently enables digital-first consumer application journeys for mortgages, home equity loans and lines of credit, vehicle loans, personal loans, credit cards, and deposit accounts. Each of our products is guided by a workflow orchestration engine that leverages an extensive library of pre-defined rules that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures delivery, addressing stipulations, and signing closing documents.

Our platform also includes Blend Builder, which offers modular components, integrations, and workflow configuration that enables creation of highly flexible product offerings as well as bespoke solutions for some of our more sophisticated institutions. After years of research and development, Blend Builder now powers the majority of our Consumer Banking products as well as our recently launched Rapid Home Lending products.

In 2025, our products within the Blend Platform segment helped financial services firms process nearly $1.3 trillion in loan applications. We bring together an extensive ecosystem of technology, data, and service providers through our software platform, enabling financial services firms to collaborate with third parties to provide best-in-class banking experiences to consumers. As we've expanded the set of financial products supported by our digital-first consumer journeys, the set of ecosystem providers applicable to a given loan transaction has continued to grow. As adoption of our software platform expands across diverse use cases, we are able to attract a broader range of ecosystem partners, which allows us to deliver more value to consumers and attract more financial services firms as customers. This creates a powerful network effect and differentiator for our business.

Strong customer relationships are the cornerstone of Blend's success. We establish ourselves as a critical and long-term strategic partner to our customers by powering essential revenue-generating experiences, integrating our software into back office systems, and staffing teams chartered with increasing the value to the customer over time. Blend's customer relationships grow as our platform is used for a broader range of products. Customers typically complete an initial deployment of one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product journeys. As the adoption of our products grows, our customers also realize significant operational efficiencies and synergies, leveraging Blend as a unified platform to streamline processes and consolidate systems.

Our business model is designed to align our growth with our customers' priorities through what we refer to as 'Success-Based Pricing'. We offer our products through software-as-a-service agreements, where fees are assessed based on completed


1


transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. We also offer certain fixed-fee arrangements for unlimited access to our products within the Consumer Banking suite. Additionally, we generate revenue through integrated partnership models, where we earn a fixed or variable share of revenue from third-party providers for services facilitated through our platform, such as income and identity verification and homeowners and title insurance.

Our Solutions

Our platform is designed to power the end-to-end consumer journey for most banking products. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign their final documents, our software platform streamlines the process. Our technology, along with a growing ecosystem of pre-built integrations and configurable workflows, removes the limitations of our customers' existing technology stack, empowering financial services firms to deliver personalized, proactive and simple experiences without sacrificing speed or quality.

Blend remains well positioned to benefit from the acceleration in digital transformation investment taking place across the financial services sector. Our software simplifies complex origination processes that can include hundreds of tasks and require interactions with dozens of external technology, data, and services providers. By automating these tasks and developing pre-built integrations, we help our customers potentially avoid years of expensive in-house software development and associated technical debt of supporting such systems, in addition to increasing productivity by freeing up resources for other initiatives.

Platform



STREAMLINED PRODUCT EXPERIENCE
Mortgage
Home Equity
Account Opening
Auto + Specialty
Personal Loans
Credit Cards
END TO END ORIGINATION
App intake
Identity Verification
Credit
Decisioning
Underwriting
Processing
Close
Funding
Intelligent Origination
PRE-BUILT INTEGRATIONS
CRM
LOS
Core Systems
Online Banking

Product Offerings

Blend Platform powers the mission-critical interface between financial services firms and consumers. Financial services firms can rapidly deploy our growing number of out-of-the-box, white-labeled products for:

- **Mortgage** — provides an end-to-end digital mortgage experience from application to close that simplifies and improves the homeownership journey.
- **Home Equity** — modernizes home equity line of credit and home equity loan origination experiences, delivering higher application submission rates and faster closings.
- **Rapid Home Lending** — enables highly streamlined end-to-end journeys for Refinance and Home Equity, maximizing conversions while improving unit cost economics.
- **Vehicle Loans —** enables rapid financing that helps consumers get into their car, boat, recreational vehicle, or powersport vehicle faster.

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- **Credit Cards** — increases application conversions through a configurable product selection experience, streamlined data collection, and instant approvals.

- **Personal Loans** — drives faster pre-approvals for unsecured and secured personal loans, lines of credit, and overdraft protection lines.

- **Deposit Accounts** — increases application conversion rates and reduces fraud risk with features that support financial services firms' Bank Secrecy Act and anti-money laundering policies.

In addition, we offer a suite of Close products to enhance consumers' journeys to homeownership which are integrated into the end-to-end digital experience. These products streamline traditional, hybrid, and fully digital closing experiences for mortgages, home equity lines of credit, and home equity loans.

Blend Builder

Each of our products leverage an extensive library of modular components or module registry that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. New product offerings can be rapidly created by assembling our modular components into workflows using Blend Builder, which includes tools for:

- **Experience design** — through low-code design tools, we enable the creation of flexible, consumer-facing forms, user flows for data collection, and automated communications that reflect the brand of each of our customers.

- **Process orchestration** — through a drag-and-drop editor, we enable the creation of workflows that guide consumers through the process of getting a loan or opening a deposit account.

- **Personal-based workspaces** — our software platform provides omni-channel user experiences for a broad range of stakeholder personas, including consumers, loan officers, and bankers.

The modular components that make up our products generally fall under the categories of verification, decisioning, and workflow intelligence.

Verification Components

Our verification components leverage third-party partner integrations to automate confirmation tasks that are needed to underwrite a loan or approve the opening of a new deposit account. We have pre-built integrations with providers of technology and services to address requirements for:

- **Identity verification** — to help financial services firms reduce fraud risk and address compliance requirements for know-your-customer (KYC) and anti-money laundering (AML) laws, we have integrations that can capture data from government issued identification cards and engage third-party identity verification service providers.

- **Income and employment verification** — we integrate with income data providers to retrieve payroll information, enabling financial services firms to verify an applicant's income and employment.

- **Credit** — our software platform allows financial services firms to retrieve credit reports from any of the three major credit bureaus and supports both soft and hard credit inquiries.
- **Assets** – our platform supports the automated retrieval of first and third-party asset data. This enables the generation of verified asset statements that qualify for Fannie Mae's Day 1 Certainty (D1C) and Freddie Mac's Asset and Income Modeler (AIM), providing our customers with earlier representation and warranty relief in the loan origination process.

Decisioning Components

Our decisioning components reduce the need for human intervention by automatically applying business rules throughout an application workflow configured by a financial services firm. Examples include:

- **Pre-approvals** — we automate the generation of a pre-approval decision when consumers meet specific underwriting criteria established by a financial services firm.

- **Cross-selling** — we enable financial services firms to achieve broader product awareness and consumer engagement by surfacing product offerings within the same digital application experience.

- **Adverse actions** — we automatically generate adverse action notifications for consumers that do not meet minimum credit criteria established by a financial services firm.

Intelligent Origination

We are embedding AI capabilities, which we refer to as Intelligent Origination, across our platform. This intelligence system is built deeply into our platform's execution layer, rather than as an ancillary "bolt-on" feature. The system is designed to interpret, reason about, and autonomously execute complex, end-to-end processes, enabling our platform to:

- **Enhance existing product offerings** — by applying AI directly to core processes, driving measurable outcomes in efficiency and automating complex, exception-rich tasks.
- **Enable new product offerings** — by delivering solutions that can autonomously handle more complex processes, creating a new operating model for lending and driving down operational costs.

Workflow Intelligence Components

Our workflow intelligence components manage data collection and automate tasks throughout the loan origination process. We create application flows with branching logic to streamline initial data collection. Wherever possible, our software eliminates the need for document uploads by integrating with authoritative data sources. We also automate key processing tasks so consumers can begin to address stipulations immediately after a loan application is submitted, including product and pricing selection, automated requests for letters of explanation, and capturing digital signatures on disclosures packages, resulting in faster turn-around times.

APIs and Integrations

Through our open Application Programming Interfaces ("APIs") we are able to seamlessly integrate the capabilities of technology, data, and service providers into our software platform. As we develop integrations with new partners, our customers can quickly experience the benefits across their product suite. In addition, financial services firms can use our APIs to develop integrations with the back office systems in their tech stack, creating a unified, agile architecture for powering superior consumer journeys.

The Blend Ecosystem

We bring together an extensive partner ecosystem through our software platform consisting of technology, data, and service providers to deliver best-in-class consumer journeys in highly efficient ways. In addition, we provide our ecosystem partners with a critical distribution channel to reach a universe of more than 100 million consumers at the precise moment they are looking for products and services through the financial services firms we serve.

By providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with no incremental acquisition costs. As more financial services firms become Blend customers or deploy additional products through our software platform, the number of consumers using our software platform grows, which attracts more service providers to our ecosystem to serve those consumers. As a result, consumers benefit from more opportunities to save time and money, financial services firms benefit from increased operational efficiency, our partners benefit from increased distribution, and Blend generates additional revenue. We believe this shared success model creates a powerful network effect that will continue to expand our serviceable addressable market over time.

Key elements of our partner ecosystem include:

- **Technology Partners** — we have built integrations with technology vendors including leading providers of customer relationship management platforms, loan origination systems, core banking systems, document generation systems, and pricing and product engines. These integrations accelerate our deployments and reduce the need for financial services firms to build their own integrations.
- **Data Partners** — we have partnerships with data services providers that help automate verification checks and reduce the need for consumers to upload documents. These data services providers include credit bureaus, payroll service providers, tax preparers, consumer asset data integrators, employment verification services, and anti-fraud services.
- **Marketplace Partners** — we leverage strategic partnerships to enable consumer optionality when shopping for certain products and services that can be presented at the precise moment of need during the consumer journey. For example, our strategic partnership with Covered Insurance Solutions, LLC ("Covered") allows us to integrate their extensive marketplace directly into our mortgage application workflow to accelerate the loan process and provide

greater convenience to our mortgage customers due to expanded options and access to additional top-rated national and regional insurance carriers across all 50 states.

- **Settlement Services Partners** — we onboard settlement agents onto our software platform, enabling us to streamline the settlement and closing process for consumers getting a mortgage, home equity line of credit, or home equity loan.

Our Customers

Strong customer relationships are a cornerstone of our success. Our customer relationships grow over time as our software platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, fintechs, and other non-bank mortgage lenders in the nation to smaller community lenders with less than $1 billion in assets under management.

In 2025, 75.0% of our revenue was generated from 25 customers with more than $1 million each in revenue.

Sales and Marketing

We focus our go-to-market strategy on financial services firms. Our team focuses on building successful long-term customer relationships through a customer-first go-to-market approach. Accounts are staffed with account teams who are responsible for making customers successful using our products, whether it is through technical implementations, organizational change, loan officer enablement, or industry best practices. In order to provide focus and increase our ability to win, we orient our sales workforce around the account size categorized by assets under management, as well as targeting independent mortgage companies. In addition, we have several product specialist roles within our sales workforce for complex products, such as our Blend Close solution.

Our products are sold through a direct sales force that comprises new customer acquisition and existing customer growth teams. We use a "land and expand" approach to growing customer relationships, typically completing an initial deployment for one or two products and then adding more products over time.

Our marketing approach focuses on helping the industry understand the value of Blend's Platform and the suite of products the platform powers. We aim to provide highly personalized experiences for customers and prospects as they engage with Blend and regularly highlight the success of our customers and share the impact Blend has had on their business. Our marketing efforts span across brand awareness, content development, digital marketing, demand generation and supporting our direct sales team. To maintain a high level of engagement with our customers, we participate in leading industry conferences and host our own executive summit called Blend Forum, where we discuss the latest innovations shaping the future of financial services.

Customer Success

We work in close partnership with our customers to help them rapidly deploy our solutions and realize value as quickly as possible from the breadth of our features. By investing deeply in the success of our customers, we seek to build a strong foundation for long-term relationships. Our customers are supported by a team of customer success managers, deployment and integration specialists. Most new customer deployments are completed within three to four months, including integrations to back-end systems. We often discount our deployment services during implementation to allow customers to engage with our platform and incentivize the customer to expand their investment in our products.

We also provide both free and paid training services and maintain an online knowledge base with best practices and training information to help our customers educate loan originators, processors, and support staff. We publish weekly release notes featuring product updates, and we employ dedicated support professionals to answer questions and help customers resolve issues.

Research & Development

Our software platform operates as the interface that connects consumers, financial services firms, and third-party service providers such as property and casualty insurance providers, title agencies, and notaries. We invest substantial resources in research and development to expand our software platform by developing new components, features, and product offerings.

Our engineering, product, and design teams build our software platform and products in close partnership with our customers and use focus groups with both customers and consumers to gain a deep understanding of the tasks and workflows we automate. We also analyze the data from millions of applications flowing through our system to understand opportunities for driving further efficiencies and improvements.

We use Agile software development methodologies and automated testing to support continuous product deployment with new code shipping nearly every week. Our modular platform architecture uses microservices and APIs to support the ability for our customers to create unique financial product offerings and consumer journeys.

Competition

The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. We also expect new players to enter the market and existing companies to allocate more resources to develop and market products that compete with ours. We contract with several providers of back-office software for financial services firms in order to integrate our products with their software, and these providers may choose to offer competing software products. We believe we distinguish ourselves from the competition through the breadth of our product offerings, the flexibility of our platform architecture, our ability to support multi-product application experiences, the scale of our ecosystem, the service-provider marketplaces integrated into our product offerings, the size and scale of our customer base, and our ability to power superior end-to-end consumer journeys.

The principal competitive factors in our industry include:

- product functionality;
- consumer experience;
- employee user experience;
- time to value;
- total cost of ownership;
- flexibility;
- scalability;
- ease of integration;
- level of customer satisfaction;
- ability to innovate rapidly;
- brand awareness; and
- brand reputation.

We believe our product strategy, speed of innovation, and company culture allow us to compete favorably with respect to these factors. However, we expect competition to increase as our competitors invest more in their digital capabilities. Our ability to remain competitive will depend on our ongoing efforts to expand our product capabilities and increase the value we deliver to our customers.

Intellectual Property

We believe that our success depends in part on our ability to protect our core technology and innovations. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and other jurisdictions, as well as license agreements, contractual restrictions, non-disclosure agreements, intellectual property assignment agreements, and other contractual protections, to establish and protect our intellectual property rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. However, we cannot guarantee that our contractual protections will be sufficient or that our employees, contractors, or third parties will not breach their confidentiality obligations. Though we rely in part upon these legal and contractual protections, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our software platform are more essential to establishing and maintaining our technology leadership position. In addition, we use open source software in our services. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

As of December 31, 2025, we had one issued patent in the United States. We continue to evaluate our intellectual property portfolio, and may seek patent protection for additional intellectual property developed by us in the future. Additionally, we have registered the term "Blend" in the United States, Canada, the United Kingdom, and the European Union, and as of December 31, 2025, we had pending trademark applications in the United States. Furthermore, we have and will continue to evaluate, maintain, and register terms and logos that we use, or plan to use, as part of our business. We also have registered domain names that we use in, or are related to our business, most importantly www.blend.com.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. Furthermore, defending or enforcing our intellectual property rights is expensive and time-consuming, and we may be subject to claims that our technology or services infringe or misappropriate the intellectual property rights of others. For additional information, see the section titled "*Risk Factors—Risks Related to Our Intellectual Property—Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.*"

Government Regulation

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through our software platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include:

- The Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for real property-secured credit;

- The Truth in Savings Act, or TISA, and Regulation DD promulgated thereunder, which impose disclosure requirements with respect to the terms and conditions of deposit accounts;

- The Real Estate Settlement Procedures Act, or RESPA, and Regulation X promulgated thereunder, which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

- The Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

- The Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

- Section 5 of the Federal Trade Commission Act, or FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

- The Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

- The Electronic Fund Transfer Act, or EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

- The Homeowners Protection Act, or HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

- The Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require the collection and reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn, as well as certain demographic information of the applicant;

- The Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- The Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

- State laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

- The Telephone Consumer Protection Act, or TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

- The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, and the Telemarketing Sales Rule, or TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

- The Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

- The Americans with Disabilities Act, or ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

- The Right to Financial Privacy Act, or RFPA and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

- The Bank Secrecy Act, or BSA and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- The regulations promulgated by the Office of Foreign Assets Control, or OFAC under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- Other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, the CAN-SPAM Act, TSR, ESIGN Act, ADA, OFAC, and state laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state-specific laws relating to privacy, information security, data protection, and conduct in connection with data breaches.

Data Privacy and Security

The data we collect, use, receive, and otherwise process is integral to our business, providing us with insights to improve our software platform and our products. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state, federal, and foreign laws and regulations addressing privacy, data protection, information security, and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, GLBA, the Children's Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada's Anti-Spam Law, TCPA, FCRA, the FTC Act, the CCPA and its implementing regulations, the CPRA, and regulations of relevant regulatory authorities, including the New York Department of Financial Services. We work to comply with, and to help allow customers to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to customers.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or software platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our software platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, including class-action lawsuits and regulatory enforcement actions, any of which could adversely affect our business, financial condition, and results of operations

See the section titled "*Risk Factors—Risks Related to Our Legal and Regulatory Environment—Changes in laws or regulations relating to privacy, information security, data protection or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection or the protection or transfer of personal information, could adversely affect our business.*" for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Human Capital

Our people are central to our performance and long-term growth. We aim to attract, develop, and retain talent through a culture of ownership and inclusion and market-competitive compensation and benefits.

As of December 31, 2025, we had a total of 419 employees. Since April 2022, we have undertaken several workforce reduction actions as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities. We offered our terminated employees severance pay with continued health insurance coverage, COBRA pay, and outplacement services to assist them in finding their next opportunity. Other offerings included access to a Talent Network

where they can register to share their resume with thousands of recruiters and companies looking for great talent and continued access to Blend's employee assistance program, which offers free and confidential support and counseling to employees, their spouses, and their dependents.

Our employees are not represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and have maintained constructive relationships with our employees.

Corporate Information

Blend Labs, Inc. was incorporated in the state of Delaware on April 17, 2012. Our principal executive offices are located at 7250 Redwood Blvd., Suite 300, Novato, California 94945, and our telephone number is (650) 550-4810.

Additional Information

Our website is located at https://www.blend.com and our investor relations website is located at https://investor.blend.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Proxy Statement for our annual meeting of stockholders and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at https://www.sec.gov.

We have used, and intend to continue to use, our website, investor relations website, news site (https://www. https://blend.com/company/newsroom), blog (https://blend.com/blog) and social media accounts, including our X account (@blendlabsinc), our Facebook account (@BlendLabs) and our Instagram account (@blendlabs), as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

The contents of the websites provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes. Any of the following risks could have an adverse effect on our business, results of operations, financial condition, or prospects, and could cause the trading price of our Class A common stock to decline. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risk Factors Summary

The risks and uncertainties to which our business is subject include, but are not limited to, the following:

- Our business is substantially dependent on revenue from the financial services industry and is therefore subject to risks impacting the mortgage industry and the larger financial services industry;

- Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations;

- Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial conditions and results of operations;

- We have a history of net losses, and we may not be able to achieve or maintain profitability in the future;

- A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected;

- If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected;

- We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected;

- We have a limited operating history in an evolving industry, and have experienced fluctuating growth rates in recent periods, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

- Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models;

- Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate;

- We often rely on self-reporting of completed transactions by our customers due to our primarily success-based model, which can make it difficult to estimate and forecast revenue;

- We have in the past, and may in the future, make strategic acquisitions or dispositions or we may enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to execution and the integration of such acquisitions or dispositions or investments and the management of any associated growth;

- The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations;

- A cyberattack, security breach or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations;

- We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all;

- We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations;

- We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations;

- Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services;

- We depend on the interoperability of our platform across third-party applications and services that we do not control;

- Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations;

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment; and

- The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation (the "Amended and Restated Certificate of Incorporation") and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction;

- The holders of our Series A Preferred Stock will be entitled to vote on an as-converted to Class A common stock basis and have rights to approve certain actions. Additionally, Haveli may exercise influence over us through its ability to designate a member of our board of directors;

- The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our Class A common stock, and the conversion of those shares into shares of our Class A common stock would dilute the ownership of Class A common stockholders and may adversely affect the market price of our Class A common stock; and

- Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

Risks Related to Our Business and Operations

Our business is substantially dependent on revenue from the financial services industry and is therefore subject to risks impacting the mortgage industry and the larger financial services industry.

Our financial prospects depend significantly on the financial services industry ecosystem. Significant volatility and instability among banks and financial institutions has had and could in the future have an adverse effect on our business, financial results and results of operations. To the extent our financial services customers or potential customers fail or experience further downturns due to challenges in the general macroeconomic environment, including as a result of increased tariffs, adverse impacts on trade relations, an economic downturn in the U.S. or globally, or adverse conditions in the financial or credit markets, these firms may decrease the amount of money they spend with us, or stop spending with us entirely. In addition, increased competition to financial services firms from challenger banks and technology disruptors as well as decreases in consumer demand in the financial services industry in general could adversely affect the demand for our product and, in turn, the number of customers and their consumers using our platform.

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts demand for mortgage and mortgage-related products. As a large portion of our revenue is driven by mortgage and mortgage-related transaction volumes, changes in mortgage origination volumes have had, and are likely to continue to have, material effects on our business. The number of mortgage loans and refinances has been and may continue to be affected by negative trends in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, including as a result of increased tariffs, adverse impacts on trade relations, an economic downturn in the U.S. or globally, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as ongoing global conflicts and the potential effects of sanctions, and terrorist attacks on the United States, Europe, the Middle East region, the Asia Pacific region or elsewhere, and any such decrease in mortgage origination volumes is likely to have an adverse impact on our business.

Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations.

Increasing interest rates have adversely impacted the spending levels of consumers and their ability and willingness to borrow money. In most cases, higher interest rates have led to higher loan rates charged to consumers, which has adversely affected the ability of our customers to generate volume and in turn, the number of transactions enabled through our platform and thus our ability to generate revenue from such transactions. As a result of high interest rates in recent periods, consumers and financial services firms were less inclined to borrow money for mortgages, and to refinance existing mortgages, which resulted in less engagement with our platform and/or our services. While, more recently, the Federal Reserve has lowered the federal funds rate significantly, any further actions by the Federal Reserve or consumers are speculative and difficult to predict with certainty. Further notwithstanding any improvement in interest rates, we have experienced in the past, and may continue to experience in the future, a reduction in the volume of transactions enabled through our platform. In addition, while we have cut expenses to align our business to the operating environment and as we continue to evaluate our expense base going forward, revenue generated from such transactions may decline faster than our ability to reduce expenses, and such declines have and may continue to adversely affect our business, financial condition, and results of operations.

Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial condition and results of operations.

Our results of operations have and are expected to continue to vary based on the impact of changes in our industry or the U.S. economy on us or our customers. Our revenue growth and potential profitability depend on demand for our solutions. Economic uncertainties have and could continue to adversely affect our business and results of operations. Negative conditions in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, including as a result of increased tariffs and other adverse impacts on trade relations, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as ongoing global conflicts and the potential effects of sanctions, and terrorist attacks on the United States, Europe, the Middle East region, the Asia Pacific region or elsewhere, has caused and could further cause a decrease in lending activity and business investments, including spending on technology, and as a result, negatively affect the growth of our business. To the extent our solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general technology spending. Also, competitors, some of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses, and we may not be able to achieve or maintain profitability in the future.

Historically, we have incurred net losses, and we may not be able to achieve or maintain profitability in the future. As of December 31, 2025, we had an accumulated deficit of $1,391.8 million. We expect to incur significant costs and invest significant additional funds towards sustaining and growing our business and operating as a public company. Further, we have expended and expect to continue to expend substantial financial and other resources on product development, including investments in our product, engineering, and design teams and the development of new products and new functionality for our existing products and our platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, and security, as well as disaster recovery measures; our sales, marketing, and customer success organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. In addition, there can be no assurance that we will be able achieve our projected cost savings in connection with any of our previously announced workforce reductions. In the past, we have also incurred impairment charges that have adversely impacted our U.S. GAAP financial results. In addition, failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. In light of increasing interest rates and other factors, the volume of transactions enabled through our platform and, as a result, revenue generated from such transactions, may decline faster than our ability to reduce expenses. Additionally, in an inflationary environment, our costs may increase, and we may not be able to increase the pricing of our products accordingly, which could adversely impact our financial performance. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected.

Historically, a relatively small number of our customers have accounted for a significant portion of our revenue. For 2025, our top five customers accounted for 39% of revenue, and as of December 31, 2025, we had 25 customers generating more than $1 million in annual revenue, which represented 75% of revenue in 2025. The concentration of a significant portion of our business and transaction volume with a limited number of customers, or type of customer or industry, exposes us disproportionately to any of those customers choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance or market share of those customers or industry, including as a result of challenger banks or technology disruptors, or to any events, circumstances, or risks affecting such customers or industry. Additionally, because we do not have long-term contractual financial commitments with many of our customers, a material modification in the financial operations of a key customer could affect our transaction volume with that customer and therefore our revenue growth. Further, our customers may engage in mergers, acquisitions or consolidations with each other, our competitors or with third parties, any of which could be disruptive to our existing and prospective relationships with our customers and could adversely affect our revenue. If we are unable to continue to increase the number of other customers on our platform or if any of our key customers

were to suspend, limit, or cease their operations or otherwise terminate their relationship with us or lose market share, our business, financial condition, and results of operations would be adversely affected.

If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected.

Our ability to maintain and grow our business will depend in part on our success in maintaining successful relationships with our customers. If any of our customers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the number of transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected. In addition, having a diversified mix of customers is important to mitigate risk associated with changing consumer spending behavior, economic conditions, and other factors that may affect a particular type of financial services firm or industry. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term.

If we are not able to retain our existing customers or acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, we will not be able to maintain or grow our business. Our ability to retain and grow our relationships with our customers depends on the willingness of customers to partner with us. The attractiveness of our platform to customers depends upon, among other things: our brand and reputation, the amount of fees that we charge, our ability to sustain our value proposition to our customers, products and services offered by competitors, and our ability to perform under, and maintain, our customer agreements. Many of our customers do not have long-term contractual financial commitments to us and, therefore, many of our customers may reduce or cease their use of our products and services at any time without penalty or termination charges. Additionally, a subset of our customers can generally terminate their agreements with us without cause with limited requirements to provide prior notice. Our customers could decide to stop working with us and cease processing transactions through our platform or enter into exclusive or more favorable relationships with our competitors. Further, any downturn in the financial services industry may cause our customers to reduce their spending on lending technology or to seek to terminate or renegotiate their agreements with us. Our customers have no obligation to renew their subscriptions with us after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew on pricing or other contract terms that are less favorable to us or otherwise ask to modify their agreement terms in a manner that is cost prohibitive to us. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our pricing or our products or their ability to continue their operations or spending levels. In addition, our customers' regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. If any of our customers were to stop working with us, suspend, limit, or cease their operations, do not renew their subscriptions with us on similar pricing terms, or otherwise terminate their relationships with us, the number of loans and other transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected.

Additionally, as the markets for our cloud-based banking software continue to develop, we may be unable to attract new customers based on the same pricing models that we have used historically. Large or influential financial services firms may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenue and revenue growth rate.

We could in the future have disagreements or disputes with any of our customers, which could negatively impact or threaten our relationship with them. In our agreements with customers, we make certain representations and warranties and covenants concerning our performance and our compliance with certain laws and regulations applicable to the services to be provided by us to our customers. If those representations and warranties were not accurate when made or if we fail to perform a covenant, we may be liable for any resulting damages, including potentially any losses associated with impacted transactions, and our reputation and ability to continue to attract new customers could be adversely affected. Additionally, our customers may engage in mergers, acquisitions or consolidations with each other, our competitors or with third parties, any of which could be disruptive to our existing and prospective relationships with our customers.

If we fail to retain any of our larger customers or a substantial number of our smaller customers, if we do not acquire new customers, if we do not continually expand revenue and volume from customers on our platform, or if we do not attract and retain a diverse mix of customers, our business, financial condition, results of operations, and future prospects could be adversely affected.

We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.

The market in which we operate is intensely competitive and characterized, dependent on continued acceleration in digital technology, by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with financial services firms, including those with larger market share than our customers, and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Greater financial resources and product development capabilities, particularly in a fluctuating macroeconomic environment, may allow these competitors to respond more quickly to new or emerging technologies and changes in financial services firm preferences that may render our platform less attractive or obsolete. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Additionally, many of our competitors are well capitalized and offer discounted services, lower pricing, incentives, discounts and promotions, and innovative platforms and offerings, which may be more attractive than those that we offer. Further, our customers may decide to develop their own solutions that compete with ours.

As we and our competitors introduce new offerings and invest more in digital capabilities, and as existing offerings evolve, we expect to become subject to additional competition. Our competitors may adopt certain of our platform features or may adopt innovations that our customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform from reduced demand or pricing pressures, the number of customers, the frequency of use of our platform, and our margins. For all of these reasons, we may not be able to compete successfully. If we lose existing customers, fail to attract new customers, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations could be adversely affected.

We have a limited operating history in an evolving industry, and have experienced fluctuating growth rates in recent periods, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We were founded in 2012 and have previously experienced periods of rapid growth, but due primarily to macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions, our growth rate and revenue have fluctuated in recent periods and our historical revenue growth rate and financial performance may not be indicative of our future performance. We believe that future growth of our revenue depends on a number of factors, including our ability to price our products and services effectively so that we are able to attract and retain customers without compromising our profitability, increase our existing customers' use of our solutions, and provide our customers with excellent support. However, we are also impacted by macroeconomic factors over which we have no control, which have adversely impacted our business in recent periods.

Additionally, our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

- accurately forecast the impact of macroeconomic or other external factors on our business, including the timing and extent of such impacts;
- accurately forecast our revenue and plan or adjust our operating expenses in light of fluctuations in our revenue;
- accurately forecast the timing of anticipated acceleration in digital technology in the industries in which we operate;
- appropriately adjust our operating expenses in line with our revenue and that adequately supports our operations and future growth;
- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;
- maintain and increase the volume of transactions enabled through our platform;
- enter into new and maintain existing customer relationships;
- successfully identify, negotiate, execute, and integrate acquisitions or partnerships;
- successfully compete with current and future competitors;

- successfully build our brand and protect our reputation from negative publicity;

- increase the effectiveness of our marketing strategies;

- successfully adjust our proprietary technology, products, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the credit market;

- enter into new and maintain existing ecosystem partnerships;

- successfully introduce and integrate new products and services and enter new markets and geographies;

- adapt to rapidly evolving trends in the ways customers and consumers interact with technology;

- comply with and successfully adapt to complex and evolving regulatory environments;

- protect against fraud and online theft;

- avoid interruptions or disruptions in our service;

- effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, and used across our systems;

- successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

- attract, integrate, and retain qualified employees; and

- effectively manage growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition, and results of operations could be adversely affected. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our financial or operating performance in future periods. In particular, our revenue growth rate has fluctuated in prior periods, and we expect it to continue fluctuate in the future for a number of possible reasons, including but not limited to macroeconomic conditions, reduced demand for our products and services, insufficient growth in the number of financial services firms that utilize our products and services or the lack of expansion of products and services within our existing customer base, transaction volume and mix, particularly with our significant customers, increased competition, a decrease in the growth or reduction in size of our overall market, or unintended consequences from our workforce reductions that impact our business.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our revenue growth rate declines, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. We believe that the pace of innovation will continue to accelerate as customers increasingly base their technology investments on a broad range of factors, including products and markets addressed, performance and scale, consumer experience, data governance, and regulatory compliance. We must continue to innovate and develop new products and features to meet changing customer and consumer needs and attract and retain talented software developers.

Our business depends significantly on revenue from large and mid-sized financial services firms. As our existing platform components mature, we will need to successfully integrate new products on our platform, including by achieving interoperability between such new products and our existing products, as well as upgrade the decisioning, verification, and automation components of our existing platform in order to continue to help our customers adapt quickly to constantly changing market conditions. If we are not able to develop and clearly demonstrate the value of new products, upgraded components, or services to our customers, or effectively utilize our customers' data to provide them with value, our ability to retain and acquire

customers could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, services, and website may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new products and services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features, products, and services or if our recently introduced offerings do not perform in accordance with our expectations, the customers and consumers that utilize our platform may forego the use of our services in favor of those of our competitors, and our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

- our ability to attract and retain customers in a cost-effective manner;

- our ability to maintain or increase loan volumes, transactions processed, platform utilization, and improve loan mix;

- our ability to successfully expand in existing markets and successfully enter new markets;

- changes in financial services firm behavior with respect to cloud-based software products and solutions;

- the amount and timing of operating expenses related to maintaining and expanding our business, operations, and infrastructure, including acquiring new and maintaining existing customers;

- our restructuring actions and the timing of incurring expenses and cash expenditures related to such actions;

- our ability to successfully identify, negotiate, execute, and integrate strategic acquisitions or partnerships;

- the mix of revenue we generate from our products and our marketplace;

- the timing and success of new products and services;

- the impact of worldwide economic conditions, including economic slowdowns as a result of the imposition of tariffs or other impacts on trade relations, changes in market interest rates, recessions, housing affordability, and tightening of credit markets, including due to ongoing global conflict and war;

- the seasonality of our business;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to keep pace with technology changes in our industry;

- the success of our sales and marketing efforts;

- the effects of negative publicity on our business, reputation, or brand;

- our ability to protect, maintain, and enforce our intellectual property;

- costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

- changes in governmental or other regulations, including state and federal banking laws and regulations or in federal monetary policies, affecting our business;

- interruptions in service and any related impact on our business, reputation, or brand;

- the attraction, retention and engagement of qualified employees and key personnel;

- our ability to choose and effectively manage partners, vendors, and other service providers;

- the effects of natural or man-made catastrophic events;

- the effectiveness of our internal control over financial reporting; and

- changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We often rely on self-reporting of completed transactions by our customers due to our primarily success-based model, which can make it difficult to estimate and forecast revenue.

We offer our digital lending platform and products to financial institutions through software-as-a-service agreements where fees are assessed for each completed transaction, such as a funded loan, new account opening, closing transaction or API call. For those products that involve a loan or deposit account application we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. Our customers have the ability to access our platform under (a) subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, (b) under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price, (c) a fixed price platform fee, allowing the use of multiple products and services, or (d) consumption arrangements, in which customers commit to a certain amount of consumption at specified prices and prepay a fixed amount in advance of their consumption. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums for customers who elect to enter into subscription or consumption agreements in which a minimum number of transactions are completed at specified prices. Additionally, other than our usage-based agreements pursuant to which customers pay for a variable amount of completed transactions, our subscription and consumption agreements are generally non-cancellable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based and consumption arrangements as the completed transactions are processed using our platform.

We use and often rely on the reporting of completed transactions by our customers when invoicing them for usage and overage fees in connection with our arrangements. If the reporting of completed transactions by our customers is not timely or accurate, it may impact our ability to estimate revenue, which may impact the accuracy of our actual and forecasted revenue recognized from our customers. If we incorrectly forecast revenue from our customers and the amount of revenue is less than projections we provide to investors, the price of our Class A common stock could decline substantially and our business, financial condition, and results of operations could be adversely affected.

We have in the past, and may in the future, make strategic acquisitions or dispositions or we may enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to the execution and integration of such acquisitions or dispositions or investments and the management of any associated growth.

We have in the past, and may in the future, expand, diversify or streamline our operations with strategic acquisitions or dispositions or entry into partnerships, strategic collaborations, joint ventures, or licensing arrangements and investments in and with companies, businesses, personnel, and technologies in the future. For example, in 2024, we entered into a strategic partnership with Covered Insurance Solutions, and in March 2026, we completed the sale of substantially all the assets and liabilities of our title insurance business to Covius Services, LLC (the "Purchaser"). Each transaction requires unique approaches to integration due to, among other reasons, the structure of the transaction, the integration of technology, the size, locations, and cultural differences among their teams and ours, and has required, and will continue to require, attention from our management team. Such transactions may also require additional management resources to integrate more significant and often more complex businesses into our company and restructure operations. During the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers, or suppliers, and that the transaction may not close, which could have a material and adverse effect on the business to be divested and on us.

We may be unable to identify or complete prospective acquisitions or dispositions or partnerships, strategic collaborations, joint ventures or licensing arrangements and investments for many reasons, including, competition for acquisition targets, our inability or unwillingness to pay for targets with high valuations, the absence of a market for certain strategic transactions we may want to pursue or our inability to identify suitable targets, or our inability to finance an acquisition. Antitrust or other regulatory requirements may also delay or prevent an acquisition or require us to make changes to our business to be able to

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consummate the acquisition. Further, any issuances of equity as part of the consideration for the target will dilute our existing stockholders.

Even if we are able to complete an acquisition, partnership, or investment, our future success depends in part on our ability to integrate any future acquisitions and manage any investments, businesses, and entry into partnerships effectively, and we can provide no assurance that such acquired businesses, or any investment or strategic transaction that we enter into, will be successfully integrated into our business, generate revenue, or achieve any expected benefits on a timely basis or at all. Additionally, following completion of an acquisition, we may still be subject to certain liabilities in connection with any such transaction. For example, in connection with our completed sale of substantially all the assets and liabilities of our title insurance business to the Purchaser, we may be required to indemnify the Purchaser for certain liabilities, which may be greater than we expect and may require significant management time and attention.

Any future acquisitions, or similar strategic transactions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- diversion of management's attention, including oversight over acquired or disposed businesses;

- difficulty in accurately forecasting and accounting for the financial impact of any such transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed U.S. generally accepted accounting principles;

- maintaining employee morale and retaining key employees;

- integration of operations, systems, technologies, products, and personnel of each acquired company or strategic partner, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

- implementation of internal controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices, incident response plans, and business continuity and disaster recovery plans, compliance with privacy, data protection, information security, and other regulations, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's or strategic partner's operations;

- implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

- our acquisitions, partnerships or investments may not achieve the planned objectives or return on investment and we may incur impairment charges for acquired intangible assets, goodwill or investments;

- we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

- significant costs incurred in connection with acquisition transactions, such as professional service fees;

- the risk that any additional stock-based compensation issued or assumed in connection with an acquisition or strategic transaction may dilute our current stockholders, which may in turn impact our stock price and results of operations;

- in the case of foreign acquisitions or acquisitions that include a foreign entity or operations, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

- tax risks, including any requirement to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and companies or businesses that we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters;

- increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees, and other service providers, benefit plans, equity awards, job types, and lines of business globally; and

- liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, cyber and information security vulnerabilities and incidents, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

Further, whether such a strategic transaction is ultimately consummated or not, its pendency could have a number of negative effects on our current business, including potentially disrupting our regular operations, increasing our near-term costs, diverting the attention of our workforce and management team and increasing undesired workforce turnover. It could also disrupt existing business relationships, make it harder to develop new business relationships, or otherwise negatively impact the way that we operate our business.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions, dispositions, investments or other strategic collaborations, or if we are unable to successfully integrate and manage our acquisitions and investments, or if we are unable to successfully complete other strategic initiatives or such initiatives do not meet our strategic objectives, we may not realize the expected benefits of such strategic initiatives or we may become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations.

When we acquire or invest in a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other indefinite-lived intangible assets. Under U.S. GAAP, we review goodwill and other indefinite-lived intangible assets for impairment annually, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value. An adverse change in market conditions or operating results, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Moreover, we may not be able to achieve our business targets for any future acquisitions or investments, which could result in us incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other intangible assets. Any such impairment charge or write-off may have an adverse effect on our business, financial condition, and results of operations.

A cyberattack, security breach, or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, receive, use, transmit, store, and otherwise process large amounts of sensitive information, including personal information, credit information, and other sensitive and confidential information of consumers. It is critical that we do so in a manner designed to maintain the confidentiality, integrity, and availability of such sensitive information. Additionally, in the ordinary course of our business, we collect, store, transmit, and otherwise process large amounts of confidential business information, including intellectual property, proprietary corporate and business information, and other confidential information. We also have arrangements in place with certain of our partners, vendors, and other service providers that require us to share certain information we maintain and otherwise process, including consumer information, with them. Certain elements of our operations (including elements of our information technology infrastructure) rely on third parties, and as a result, we use numerous third-party service providers that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties may subcontract or outsource some of their responsibilities to other third parties. Our information technology systems, including the functions of third parties that are involved with or have access to those systems, are large and complex, with many points of entry and access. Our systems and those of our third-party service providers are vulnerable to and have been, and may be subject to unintentional, inadvertent, or malicious, internal and external cyberattacks and other means of compromising the security, integrity, or availability of systems and data, including hacking, intrusions, malware, ransomware and other malicious code, social engineering attacks, phishing and spearphishing attempts, fraudulent inducement, electronic fraud (including attempts to misrepresent personal or financial or information to obtain loans or other financial products), wire fraud attempts to overload our servers with distributed denial-of-service attacks, employee theft, error, or malfeasance, unauthorized access by third parties (including foreign governments or state actors with significant financial and technological resources) or internal actors, or other attacks, and other types of disruptions, exposure, and security breaches and incidents. Any vulnerabilities can be exploited from inadvertent or intentional actions of our employees, partners, vendors, service providers, customers, or by malicious third parties. While we take steps to ensure any such vulnerabilities are patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional vulnerabilities of other software upon which we rely will not be discovered. Additionally, to the extent manual processes are involved in the handling of sensitive information, such sensitive information could be inadvertently misdirected despite our training and quality assurance precautions. While we have taken steps to protect the sensitive and confidential information that we have access to and have implemented multiple overlapping

controls to reduce risk of a single control failure, our security measures or those of our partners, vendors, or other service providers could be breached or we could suffer data loss, unavailability, corruption, or unauthorized use or other processing, or unauthorized access to or other compromises of our platform or the systems or networks used in our business.

Cybersecurity risks for the financial services industry have increased significantly in recent years due to new technologies, increasing reliance on technology, and increasing sophistication of organized crime, hackers, and other actors. Cyberattacks are increasing in frequency, levels of persistence, sophistication and intensity, and techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be known until they are launched against a target. We and our partners, vendors, and other service providers may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. These security risks that we and our partners, vendors, and other service providers face have been heightened by an increase in employees and service providers working remotely. Additionally, these risks may be elevated in connection with geopolitical events.

In addition, consumers on our platform could have vulnerabilities on their own devices that are unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Consumers on our platform may also provide sensitive information to third parties through their use of our platform, and consumers could mistakenly attribute any misuse of such information by third parties to us. Further, breaches and incidents experienced by other companies may be leveraged against us. For example, credential stuffing and business email compromise attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

There also have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our partners', vendors', or service providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or incident impacting, or a disruption to our systems and networks or the systems and networks of third parties that support us and our services. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements with regulators and customers regarding our products and services and will incur additional costs for oversight and monitoring of our own supply chain.

Although we have developed systems and processes that are designed to help protect the confidential and sensitive information we maintain and our partners, vendors, and other service providers maintain on our behalf, including personal information of our customers, consumers, and employees, protect our systems, prevent data loss, and prevent security breaches and security incidents, these security measures may not have fully protected our systems in the past and cannot guarantee security in the future. We also have incorporated, and may continue to incorporate, artificial intelligence ("AI") technologies into our platform and otherwise in our business, which may increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents. The information technology systems and infrastructure used in our business may be vulnerable to cyberattacks or security breaches or incidents, and third parties may be able to access data, including personal information of our customers, consumers, or employees, or other sensitive and proprietary data, accessible through those systems. Employee and service provider error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although we have policies and technologies restricting access to the personal information we store, these policies and technologies may not be effective in all cases. Further, we must expend significant resources to build and maintain our privacy and data security systems; however, if we do not provide adequate funding or prioritize programs and strategic initiatives related to privacy and cybersecurity, we may be more vulnerable to breaches or attacks. Any breach of privacy, or any security breach or other incident, could interrupt our operations, result in our platform being unavailable, result in loss of or improper access to, or acquisition, disclosure, or other processing of sensitive or confidential information, personal information, or other data, result in fraudulent transfer of funds. Further, any such event, or the perception it has occurred, may harm our reputation, brand, and competitive position, damage our relationships with our customers, subject us to adverse media coverage, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that our security measures are inadequate could lead to loss of customer confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our partners, vendors, or other service providers) could have similar effects. We also expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any privacy or security breach or other security incident, regardless of their merit, could be costly and divert management's attention. We cannot ensure that any provisions in our agreements with customers, contracts with service providers and other contracts relating to limitations of liability, including those in connection with a privacy or security breach or other security incident, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We cannot be certain that our insurance coverage will be adequate for data handling or information security costs or liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The success of our business depends on a trustworthy reputation and strong brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of customers and our ability to increase their level of engagement.

We believe maintaining a trustworthy reputation and strong brand is critical to our success and our ability to attract customers to our platform and maintain good relations with regulators. Our reputation, brand, and ability to build trust with existing and new customers may be adversely affected by complaints and negative publicity about us, our platform, partners, and customers that utilize our platform or our competitors' platforms, even if factually incorrect or based on isolated incidents. Negative perception of our platform or company may harm our reputation and brand, including as a result of:

- perceptions of cloud-based software and our industry and our company, including the quality, security, and reliability of our cloud-based software platform;

- the overall user experience of our platform;

- changes to our platform;

- a failure to provide a range of options sought by customers or consumers;

- our ability to effectively manage and resolve customer and consumer complaints;

- fraudulent, illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

- actual or perceived disruptions to, failures of, or defects, bugs, vulnerabilities, or errors in our platform or similar incidents, such as privacy or security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact or may be perceived to impact the reliability of our services, including services provided by third parties we rely on;

- litigation over, or investigations by regulators into, our platform;

- customers' or consumers' lack of awareness of, or compliance with, our policies;

- a failure to comply with legal, tax, privacy, data protection, information security, or regulatory requirements;

- changes to our practices with respect to collection and use of customer and consumer data;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory support experiences for our customers;

- perceptions about our liquidity or financial strength;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors; or

- a failure to register and prevent misappropriation of our trademarks.

If we do not successfully develop, protect, and enhance our reputation and brand, our business, financial condition, and results of operations could be adversely affected.

If we fail to manage our operations effectively, our reputation, business, and financial condition could be adversely affected.

In the past, we have experienced periods of rapid growth in our customers, operations and employee headcount, and we expect to experience growth in the future. Our growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure. However, we have undertaken several restructuring actions to better align our financial model and our business, and we may need to take additional restructuring actions in the future to align our business with the market. Steps we take to manage our business operations, including reductions in operating expense and restructurings may adversely impact our business. Steps we take to manage our business operations and future growth may adversely affect our reputation and brand, our ability to recruit, retain and motivate highly skilled personnel.

We have made, and intend to continue to make in the future, substantial investments in our technology, customer service, risk, sales and marketing infrastructure. Our ability to manage our growth and business operations effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our information technology infrastructure and our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation, business, financial condition, and results of operations. For example, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified two material weaknesses in our internal control over financial reporting. Our failure to implement and maintain effective internal control over financial reporting or remediate the material weaknesses in a timely manner could result in errors in our consolidated financial statements that could result in a restatement of our financial statements and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and could cause a decline in the price of our Class A common stock. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations.

Systems failures and resulting interruptions in the availability of our website or platform, or other delays or slow response times from our website or platform, could adversely affect our business, financial condition, and results of operations.

We currently serve our customers and consumers on our platform from third-party data center hosting facilities. It is critical to our success that our customers (including their customers) and consumers be able to access our platform at all times, and that the performance of our platform is responsive and rapid. Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, failures, or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. These eventualities could cause information, including information relating to our customers and consumers, to be lost, corrupted, altered, or delayed. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. Additionally, in some cases, partners, vendors, and other service providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, we have in the past provided credits to customers per contractual obligations and/or voluntarily made payments to customers to compensate them for the system failure or similar event, and we may provide similar such credits in the future. In addition, the affected customer or consumer could seek monetary recourse from us for its losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers.

Further, we have service level agreements with our customers that require us to meet uptime requirements, and in some cases, system performance or latency standards. In the event that we fail to meet those requirements, whether because of system failures, slow platform performance, or otherwise, our customers may request credits from us, which could adversely impact our revenue and results of operations in a period where we provide such credits.

If we are unable to successfully implement AI to our platform, core solutions, or applications, our business could be harmed.

We have incorporated and may continue to incorporate additional AI technology into our platform, our operations and otherwise within our business, and AI technology may become more important to our operations or to our future growth over time. We expect to rely on AI to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI technology or at all. Some of our customers, especially those in highly regulated industries, may be reluctant or unwilling to adopt products using AI technology. Accordingly, adoption of AI features in our products and marketing could reduce or delay customer adoption. We may also fail to properly implement or market our use of AI technology. Our competitors or other third parties may incorporate AI technology into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Additionally, our use of AI technology may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if the outputs that our AI technology assists in producing are or are alleged to be deficient, inaccurate, or biased, or if such outputs or their development or deployment, including the collection, use, or other processing of data used to train or create such AI technology, are held or alleged to infringe upon or to have misappropriated third-party intellectual property rights or to violate applicable laws, regulations, or other actual or asserted legal obligations to which we are or may become subject, our business, operating results, financial condition, and growth prospects could be adversely affected.

The legal, regulatory, and policy environments around AI technology are also evolving rapidly, and we may become subject to new and evolving legal and other obligations. For example, the European Union has adopted the Artificial Intelligence Act, which will impose substantial obligations related to the sale and use of AI-related systems. Numerous U.S. states also have proposed, and in certain cases enacted, legislation addressing aspects of the development, use and commercialization of AI-related systems. These and other developments may require us to make significant changes to our use of AI technology, including by limiting or restricting our use of AI technology, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources, the use of AI technology also presents emerging ethical issues that could harm our reputation and business if our use of AI technology becomes controversial.

Our sales cycle can be unpredictable, time-consuming, and costly.

Our sales process involves educating prospective and existing customers about the benefits and technical capabilities of our products and services. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our products and services, but also those of our competitors. In addition to a prolonged evaluation process, macroeconomic conditions including rising interest rates and declining demand for mortgage, mortgage-related and consumer banking products may also impact our sales cycle. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial services firms and ranging from twelve to eighteen months or more for larger financial services firms. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers' businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future, which could adversely affect our business, financial condition, and results of operations.

We may encounter deployment challenges, which could adversely affect our business, financial condition, and results of operations.

We may face unexpected challenges related to the complexity of our customers' deployment and configuration requirements. Deployment of our software platform may be delayed or expenses may increase when customers have unexpected data, software, or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with our customers and our business, financial condition, and results of operations. Further, because we do not fully control our

customers' deployment schedules, if our customers do not allocate or have the internal resources necessary to meet deployment timelines or if there are otherwise unanticipated deployment delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in deployment and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in the deployment processes could cause customers to delay or forego future purchases of our products and services, which could adversely affect our business, financial condition, and results of operations.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

Our platform and system infrastructure rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process, and manage high volumes of data. The software on which we rely may contain undetected errors, defects, bugs, or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to affect frequent releases of software updates, sometimes multiple times per day. Further, as we create new products and services and enhance our existing products and services, we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. The third-party software that we incorporate into our platform or rely on may also be subject to errors, defects, bugs, or vulnerabilities. Any errors, defects, bugs, or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors, bugs, or defects or to address, analyze, correct, and eliminate software platform vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, bugs, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Any failure to offer high-quality customer support by us or by partners, vendors, and other service providers may adversely affect our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain customers is dependent in part on our ability to provide high-quality support. Our customers depend on our customer success organization to resolve any issues relating to our platform and products. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, to the extent we decide to grow our international business and the number of international users on our platform, our customer success organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and our results of operations.

We experience seasonal fluctuations in our financial results, which could cause our Class A common stock price to fluctuate.

Although macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions, including concerns about a potential recessionary environment, adverse impacts from trade regulation and consumer confidence, has made, and may continue to make, seasonal fluctuations difficult to detect, our business is highly dependent on consumer borrowing patterns that have an impact on our results of operations. We generally experience changes in consumer activity over the course of the calendar year. Historically, demand for mortgages and other loans has increased during the summer months, which boosts overall mortgage origination activity in the second and third quarters of our fiscal year. Seasonality has and will likely continue to cause fluctuations in our financial results on a quarterly basis. While our growth has obscured this seasonality in our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The market for cloud-based banking software is still in relatively early stages of growth and if this market does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

Use of, and reliance on, cloud-based banking software is still at an early stage, and we do not know whether financial services firms will continue to adopt cloud-based banking software in the future, or whether the market will change in ways we do not anticipate. Many financial services firms have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our software platform. Furthermore, these financial services firms may be reluctant, unwilling or unable to use cloud-based banking software due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial services firms to choose not to adopt cloud-based banking software such as our cloud-based software platform or to adopt them more slowly than we anticipate, either of which would adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to sell additional products, services, and functionality to our current and prospective customers. As we create new products and services and enhance our existing products and services, these applications and enhancements may not be attractive to customers or we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial services firms are unwilling or unable to transition from their legacy systems, or if the demand for our software platform does not meet our expectations, our business, financial condition, and results of operations could be adversely affected.

We depend on our senior management team and our other highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Ghamsari, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all, or we may need to offer additional compensation to retain such employees. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. Moreover, the implementation of any future workforce reduction plans or related initiatives may have adverse consequences on our employee morale, our culture, and our ability to attract and retain employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock has been volatile and has declined since our Initial Public Offering and may continue to fluctuate in response to various factors. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. In addition, due to declines in the trading price of our Class A common stock, in order to offer competitive compensation packages, we have issued, and may have to continue to issue more shares for equity awards to new and existing employees than in previous periods when the trading price of our Class A common stock was higher, which has and may continue to affect our outstanding share count and cause dilution to existing shareholders. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Misconduct and errors by our employees, partners, vendors, and other service providers could adversely affect our business, financial condition, results of operations, and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, partners, vendors, and other service providers. Our business depends on our employees, partners, vendors, and other service providers to enable the processing of a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan and financial transactions that involve the collection, use, and disclosure of sensitive information, including personal information and confidential business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, sensitive information, including personal information and confidential business information, was accessible by or disclosed to unintended persons, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with consumers, and the manner in which our customers interact with their customers through our platform is governed by various federal and state laws. It is not always possible to identify and deter misconduct or errors by employees, partners, vendors, or other service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers and consumers, inability to attract future customers and consumers, reputational damage, regulatory intervention, and financial harm, which could adversely affect our business, financial condition, results of operations, and reputation.

We are committed to expanding our platform and enhancing the user experience, which may not maximize short-term financial results and may yield results that conflict with the market's expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the user experience, with a focus on driving long-term engagement through innovation, the expansion of our platform, products, and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the user experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

We rely on assumptions, estimates, and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics that we present, including herein are calculated using internal company data that has not been independently verified, data from third-party attribution partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our client base and user base. Additionally, certain figures relating to our strategic acquisitions and partnerships are based on unaudited financial information that has been prepared by the management of such companies and has not been independently reviewed or audited. We cannot assure you that such financial information would not be materially different if such information was independently reviewed or audited. We regularly review and have in the past, and may in the future, adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors, or we may determine that third party data we relied upon is not accurate or does not accurately reflect our business. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could adversely affect our reputation and our business.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our business is important to our ability to grow our business and to attract new customers and consumers and can be costly. We believe that the importance of brand recognition will increase as competition in the consumer lending industry expands. Successful promotion of our brand will depend largely on the effectiveness of marketing efforts and the overall user experience of our customers and consumers on our platform, which factors are outside our control. The marketing channels that we employ may also become more crowded and saturated by other cloud-based software platforms, which may decrease the effectiveness of our marketing campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We have invested substantial time and resources in building out our team with an emphasis on our shared beliefs and practices and a commitment to diversity and inclusion.

We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in our organization who share and further our culture, values, and mission;

- the geographic diversity of our workforce, including as a result of remote work;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry;

- the increasing need to develop expertise in new areas of business that affect us;

- any negative perception of our response to employee sentiment related to political or social causes or actions of management;

- employee concerns regarding workforce reductions we have taken or may need to take in the future;
- harm to employee morale due to workforce reductions;

- challenges in our business and the macroeconomic environment; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

If we are unable to effectively combat the increasing number and sophistication of fraudulent activities by third parties using our platform, we may suffer losses, which may be substantial, and lose the confidence of our customers, and government agencies and our business, financial condition, and results of operations may be adversely affected.

Our industry has been experiencing an increasing number of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although we do not believe that any of this activity is uniquely targeted at our platform or business, this type of fraudulent activity may adversely affect us. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers, or governmental agencies in our ability to prevent fraudulent activity that is perpetrated through our software platform or business may seriously harm our business and damage its brand. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate, we may implement risk control mechanisms that could make it more difficult for legitimate users to obtain access to and use our platform, which could result in lost revenue and adversely affect our business, financial condition, and results of operations. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our customers and consumers, and our business, financial condition, and results of operations could be adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We have certain operations outside of the United States and we are considering expanding our presence internationally. Operating outside of the United States requires significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

- recruiting, retaining and managing qualified employees in foreign countries that meet our needs, while maintaining our company culture across all of our offices and locations;

- an inability to attract and retain customers;

- complying with varying laws and regulatory standards, including with respect to financial services, labor and employment, data privacy, data protection, information security, tax, and local regulatory restrictions;

- obtaining any required government approvals, licenses, or other authorizations;

- varying levels of Internet and mobile technology adoption and infrastructure;

- currency exchange restrictions or costs and exchange rate fluctuations;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future;

- potential adverse tax consequences; and

- limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our lack of experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash collections from our customers. From time to time, we have engaged in debt financings and we may engage in debt transactions in the future. To support growing our business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Additionally, we may consider adopting various employee compensation programs from time to time. The adoption of various employee compensation programs could result in us paying a greater percentage of our employees' compensation in the form of cash. In particular, to the extent the perceived value of our equity awards declines, we may need to pay a greater proportion of compensation in cash. Such employee compensation programs could result in us using a larger amount of our cash reserves for the payment of compensation in future periods. In addition, to the extent we satisfy our tax withholding obligations with respect to equity compensation awards by withholding shares and remitting cash to the relevant tax authorities, we could be required to use significant amounts of cash. Any of these additional uses of cash could cause us to use a greater portion of our cash reserves for compensatory purposes and we may need to raise capital to support our cash position and ensure we have sufficient liquidity for our operations.

Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash collections from our customers will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds.

If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations could be adversely affected.

We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified two material weaknesses in our internal controls over financial reporting related to (i) the completeness and accuracy of data flows used to record revenue and (ii) information technology ("IT") general controls for certain information systems that support our revenue and related financial reporting processes that are relevant to the preparation of our financial statements and the effectiveness of IT-dependent controls. See "Item 9.A–Controls and Procedures in this Annual Report on Form 10-K." A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We are taking measures to remediate the material weaknesses. With respect to the completeness and accuracy of data flows used to record revenue, we are designing and implementing procedures to ensure the completeness and accuracy of revenue data flows and automated data transformations, the accuracy of pricing, and the accuracy of customer order information used in revenue recognition. With respect to the IT general controls over information systems in our revenue process, we are designing and implementing more rigorous controls over user access reviews and program change management controls, as well as the monitoring of data processing and transfer. Although we believe these measures will remediate the material weaknesses, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weaknesses, or if we experience additional material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our Class A common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our systems, processes, and personnel.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems does not perform as expected, we may experience material weaknesses in our controls. In this regard, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified two material weaknesses in our internal control over financial reporting. See "*We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.*"

Our internal resources and personnel may in the future be insufficient to avoid accounting errors, and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. As a public company, we are required to comply with the SEC rules that facilitate the implementation of Section 404 of the Sarbanes-Oxley Act.

We are required to provide an annual management report. However, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). We expect that we will remain an emerging growth company until December 31, 2026. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuations of acquired intangible assets and redeemable noncontrolling interest, and common stock valuations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could adversely affect our reported results of operations.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we have incurred and will continue to incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd–Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our ongoing operations as a public company subject to significant regulatory

oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and our business, financial condition, and results of operations could be adversely affected.

Our investment portfolio may become impaired by conditions in the financial markets and failures at financial institutions at which we deposit funds or maintain investments could adversely affect us.

We deposit substantial funds in financial institutions and may, from time to time, maintain cash balances at such financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. These funds include amounts in our operating accounts, which are held primarily at three financial institutions and used for our day-to-day business operations. We also hold investments and settled funds in accounts held at financial institutions acting as brokers or custodians. Our investment portfolio generally consists of money market funds, U.S. treasury and agency securities, commercial paper, and corporate debt securities. The investments in our portfolio are subject to our investment policy, which focuses on the preservation of capital, fulfillment or our liquidity needs, and maximization of investment performance within the parameters set forth in our investment policy and subject to market conditions. Our investment policy sets forth credit rating minimums, permissible allocations, and limits our exposure to specific investment types. However, our investments are subject to general credit, liquidity, market, and interest rate risks and in particular, volatility in the global financial markets, including in specific segments of such markets, which can negatively impact the value of our investments and adversely affect our financial condition, cash flows and results of operations. In addition, we deposit certain funds owned by third parties, such as escrow deposits, in financial institutions. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee as to the extent that we would recover the funds deposited, whether through FDIC coverage or otherwise, or the timing of any recovery. In the event of any such failure, we also could be held liable for the funds owned by third parties. Further, certain of our investments and settled funds are held at financial institutions. Should one or more of the financial institutions acting as brokers or custodians for our investments and settled funds fail, there may be a delay or some uncertainty in our ability to take possession of, or fully recover, all of our investments or settled funds.

Risks Related to Our Legal and Regulatory Environment

We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.

We face potential liability, expenses for legal claims, and harm to our business relating to the nature of our business generally, and with the lending and financial services we enable. We, or our partners, vendors, or other service providers, may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and other administrative proceedings in the ordinary course of business, including those involving compliance with regulatory requirements, personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new services.

In addition, a number of participants in the consumer financial and real estate settlement services industries have been the subject of putative class action lawsuits, state attorney general actions, other state regulatory actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive, or abusive acts or practices, violations of state licensing and disclosure laws and actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance efforts, which may delay or preclude our ability to provide certain new products and services to our customers and/or delay adoption of new products and services by our customers. Additionally, recent rulings from the Supreme Court, including to overrule their decision in *Chevron v. Natural Resources Defense Council*, as well as statements from the new U.S. presidential administration have caused additional uncertainty regarding federal administrative authority. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business, financial condition, and results of operations. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, or our partners, vendors, or other service providers, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, subject us to adverse media coverage, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings, including those involving our partners, vendors, and other third parties, could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and partners and current and former directors and officers.

We also include arbitration and class action waiver provisions in our terms of service with many of our consumers. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. The enforceability of arbitration and class action waiver provisions has often been challenged, particularly recently, and if those challenges are successful, these provisions could be found to be unenforceable, in whole or in part, or specific claims could be required to be exempted. Any judicial decisions, legislation, or other rules or regulations that impair our ability to enter into and enforce our arbitration agreements and class action waivers could significantly increase our exposure to potentially costly lawsuits, our costs to litigate disputes, and the time involved in resolving such disputes, each of which could adversely affect our business, financial condition, and results of operations.

Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address; we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through the platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include the:

- TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

- TISA, and Regulation DD thereunder, which impose disclosure requirements with respect to the terms and conditions of deposit accounts;

- RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for

affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

• ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

• FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

• Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

• GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

• EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

• HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

• HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

• Fair Housing Act ("FHA"), which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

• SAFE Act, which imposes state licensing requirements on mortgage loan originators;

• state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

• TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

• CAN-SPAM Act, and the TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

• ESIGN Act, and similar state laws, particularly UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

• ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

• RFPA, and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

• BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- the regulations promulgated by OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, CAN-SPAM, TSR, ESIGN Act, ADA, OFAC, and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches. We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or other service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our platform. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. In addition, as a result of our business relationships, we may also be subject to direct or indirect supervision and examination by various authorities. For example, through contractual obligations to our customers that are banks, we are subject to their risk management standards for third-party relationships in accordance with federal bank regulatory guidance and examinations by the federal banking regulators. Should we or our bank customers be unable to satisfy these standards, we may have to discontinue certain relationships, and our business, financial condition, and results of operations may be adversely affected.

In addition, we are currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: title and settlement services, consumer reporting agency services, and property and casualty insurance industries; mobile- and internet-based businesses; and information security, advertising, privacy, data protection, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

Furthermore, federal and state officials are discussing various potential changes to laws and regulations that could impact us, including the reform of government-sponsored enterprises such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and additional data privacy laws and regulations, among others. Changes in these areas, generally in the regulatory environment in which we operate and our customers operate, could adversely impact the volume of mortgage originations in the United States and our competitive position and results of operations.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer financial services and adjacent industries in ways that make it more difficult or costly for us to offer our platform and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial services firms also could impact the manner in which we conduct our business.

The regulatory environment in which financial services firms operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. For example, California has enacted legislation to create a "mini-CFPB," which could strengthen state consumer protection authority of state regulators over unfair, deceptive, or abusive acts and practices. Nevertheless, if we or our partners, vendors or other service providers are found to not comply with applicable laws, we could become subject to greater scrutiny by federal and state regulatory agencies, or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our platform available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy, information security, data protection, or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection, or the protection or transfer of personal information, could adversely affect our business.

We, and our partners, vendors, and other service providers, receive, collect, use, disclose, share, transfer, transmit, store, and otherwise process a large volume of personal information and other sensitive data relating to individuals, such as consumers and our employees. Our collection, use, receipt, and other processing of data in our business subjects us to numerous state, federal, and foreign laws and regulations, addressing privacy, information security, data protection, and the collection, storing, sharing, use, transfer, disclosure, protection, and processing of certain data. Such regulations include, for example, the GLBA, FCRA, California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act (the "CPRA"). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may impose conflicting and inconsistent obligations.

For example, in 2021, the Federal Trade Commission ("FTC") amended the GLBA's Safeguards Rule, which requires covered financial services firms, which may include some of our customers, to develop, implement, and maintain a comprehensive information security program. The rule provides more prescriptive security controls that financial services firms must implement and oversight by a designated Qualified Individual who must provide annual written reports to the board of directors or equivalent governing body. The FTC further amended the GLBA's Safeguards Rule in November 2023 to provide for reporting to the FTC certain security incidents in which unencrypted personal information involving 500 or more consumers is acquired without authorization. In addition, the FTC has brought enforcement actions against service providers of financial services firms directly and against financial services firms for failures by service providers to implement appropriate controls to safeguard consumers' personal information.

The CCPA went into effect on January 1, 2020, and, among other things, requires certain disclosures to California consumers and affords such consumers certain data privacy rights. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that may increase data breach litigation. Additionally, the CPRA was approved by California voters in November 2020, and significantly modified the CCPA, including expanding California consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and engage in enforcement efforts. The CPRA created obligations relating to consumer data beginning on January 1, 2022 and it became effective on January 1, 2023. Numerous states have proposed, and in certain cases enacted, legislation addressing privacy and data security that in many cases are similar to the CCPA and CPRA. For example, Connecticut, Virginia, Colorado, and Utah have enacted legislation similar to the CCPA and CPRA that took effect in 2023; Florida, Montana, Oregon, and Texas have enacted similar legislation that took effect in 2024; Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Tennessee have enacted similar legislation that took effect in 2025; and Indiana, Kentucky, and Rhode Island have enacted similar legislation that has taken or will take effect in 2026. The California Age-Appropriate Design Code Act ("CAADCA"), which expands the CPRA for businesses with websites that are likely to be accessed by children, was signed into law on September 15, 2022 and went into effect on July 1, 2024. New York enacted a law in June 2024 that, upon becoming effective on June 20, 2025, among other things, prohibits covered "operators" from collecting, using, sharing, and selling personal data of individuals under 18 years of age unless it is strictly necessary, as specified in such legislation, or where informed consent is obtained in accordance with specified requirements. This includes, in the case of individuals under 13 years of age, obtaining parental consent in a manner compliant with the Children's Online Privacy Protection Act ("COPPA"). Numerous other states have considered, and in certain cases enacted, laws that implement restrictions or prohibitions on the collection, use, or other processing of data relating to individuals under 18 years of age. The FTC also has proposed significant updates to its rules implementing COPPA that, among other changes, would create new obligations, and strengthen certain existing obligations, relating to the collection and other processing of personal information from individuals under 13 years of age.

The CCPA, CPRA, CAADCA, COPPA, other new and evolving state legislation, and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could add additional complexity and variations in requirements, restrictions, and legal risks, greatly increase the cost of providing our platform, require significant changes to our operations and additional investment of resources, impact strategies and the availability of previously useful data for processing, or prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy, data protection, and information security obligations and we also expect that more states may enact new legislation to provide consumers with new privacy rights and increase the privacy, data protection, and information security obligations of entities handling certain personal information of such consumers. In addition, some

jurisdictions, such as New York, Massachusetts, and Nevada have enacted more generalized information security laws that apply to certain data that we process. The U.S. federal government also has proposed legislation relating to privacy and data security, and the U.S. Department of Justice has issued rules restricting certain bulk transfers of sensitive personal information. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent, subject to differing interpretations, or may conflict, or be alleged to conflict, with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules, and legislation, or self-regulatory principles, codes, or other obligations, which may cause them to require us to be bound by varying contractual requirements, including certain requirements applicable to other jurisdictions. Adherence to such contractual requirements may impact our collection, use, storage, sharing, disclosure, and processing of various types of information and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards, or other actual or asserted obligations, relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and other actual or asserted obligations, and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, contractual obligations, or other actual or asserted obligations, and may face substantial challenges in our efforts to do so. We may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business grows, we may become subject to privacy, data protection, and information security laws from jurisdictions outside of the United States, potentially including the General Data Protection Regulation ("GDPR"). The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data processing authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area ("EEA") to the United States and other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise's consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations. The United Kingdom has implemented legislation that substantially implements the GDPR in the United Kingdom, which legislation provides for penalties for violations of up to the greater of £17.5 million or 4% of an enterprise's consolidated annual worldwide gross revenue. The United Kingdom made targeted amendments to this legislation in the Data (Use and Access) Act 2025, which received Royal Assent on June 19, 2025. If we expand our business into the EEA and/or the United Kingdom, we will need to comply with their laws addressing privacy, data protection, and information security. This will involve significant resources and expense and may also impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or actual or asserted obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations, policies, documentation, contractual obligations, or any other actual or asserted obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use, release, disclosure, or other processing of data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy, data protection, or information security concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

A heightened regulatory environment in the financial services industry may have an adverse impact on our customers and our business.

Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, "supervised banks and nonbanks" as well as "supervised service providers" like us. In addition, the CFPB regulates consumer financial products and services. Certain of our partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.

To the extent this oversight or regulation negatively impacts our customers, our business, financial condition, and results of operations could be adversely affected because, among other matters, our customers could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our customers, directly or indirectly limit how much we can charge for our products and services, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations.

We and our insurance carriers and underwriters are subject to extensive insurance industry regulations.

In the United States, each state regulator retains the authority to license insurance agencies in their states, and an insurance agency generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of states and territories of the United States in which we are not licensed.

Employees who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance, including related laws and regulations, govern whether licensees may share commissions with unlicensed entities and individuals and, in the context of real estate settlement transactions, such payments are also subject to RESPA restrictions as it relates to splitting or sharing settlement service fees. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

Our insurance products are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or agents, their shareholders or other investors. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance that may apply to insurance agencies. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. In addition, we cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. States also regulate various aspects of the contractual relationships between insurers and independent agents. The California Department of Insurance, the insurance regulatory authority in the State of California, as well as the insurance regulators of other states in which we are licensed to sell insurance may also conduct periodic examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action.

Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators, state attorneys general as well as federal agencies including the Federal Reserve, the Federal Insurance Office and the U.S. Department of Justice. Consequently, compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight.

We may be subject to restrictions, actions and claims relating to the advertising, marketing and sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, insurance carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such restrictions or actions cannot be predicted and such restrictions, claims or actions could have a material adverse effect on our business, financial condition and results of operations.

Additionally, regulations affecting insurance carriers and underwriters with which we place business may affect how we conduct our operations. Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all insurance carriers and underwriters with whom we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers and underwriters, diverting management resources away from operating our business, which could adversely affect our business, financial condition, and results of operations.

The CFPB is a relatively new agency that has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency's actions or the actions of any other new agency could adversely affect our business, financial condition, and results of operations.

The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as TILA and Regulation Z, TISA and Regulation DD, ECOA and Regulation B, FCRA and Regulation V, the EFTA and Regulation E, among other regulations, and to enforce compliance with those laws. The CFPB supervises banks, thrifts, and credit unions with assets over $10 billion and examines certain of our customers. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including larger participants in other areas of financial services. The CFPB is also authorized to prevent "unfair, deceptive or abusive acts or practices" through its rulemaking, supervisory, and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB (or other regulators) against us, our customers or our competitors could discourage the use of our services or those of our customers, which could result in reputational harm, a loss of customers, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement, past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If the CFPB, or another regulator, were to issue a consent decree or other similar order against us, this could also directly or indirectly adversely affect our business, financial condition, and results of operations.

Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers, and our software platform's failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on consumers' access to our platform via the Internet and/or a mobile device. We may operate in jurisdictions that provide limited Internet connectivity, particularly if we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our business, financial condition, and results of operations.

Moreover, the application of laws and regulations to online platforms is constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover consumer protection, advertising practices and provision of disclosures, among other things. Any failure, or perceived failure, by us, or our software platform, as applicable, to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, services, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. We also cannot be certain that any provisions in these agreements relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Large indemnity payments could adversely affect our business, financial condition, and results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We generally contractually limit our liability with respect to such obligations, but we may still incur substantial liability related to such obligations and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer or third party with respect to such obligations could harm our relationship with that customer or third party, as well as other existing customers and new customers, and adversely affect our business, financial condition and results of operations.

We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (as amended, the "FCPA"), and other anti-corruption, and anti-bribery laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our partners, representatives, and agents who are acting on our behalf. We and our partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-bribery, and anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. For example, after the U.S. Supreme Court decision in *South Dakota v.*

Wayfair Inc., certain states have adopted, or started to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in, or interpretations of, U.S. and international tax laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, under provisions enacted in the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), beginning January 1, 2022, all U.S. and non-U.S. based research and experimental expenditures must be capitalized and amortized over five and fifteen years, respectively. The One Big Beautiful Bill Act ("OBBB"), enacted on July 4, 2025, revised these rules, permitting the deduction of certain U.S. research and development expenditures incurred in tax years beginning on or after January 1, 2025, but expenditures attributable to research and development conducted outside the U.S. must continue to be capitalized and amortized over a 15-year period. The OBBB also made changes to the calculation and deductibility of global intangible low-taxed income (renamed Net CFC Tested Income) and foreign-derived intangible income (renamed Foreign-Derived Deduction Eligible Income), in each case, a portion of which is generally deductible for U.S. federal income tax purposes for corporate taxpayers. Furthermore, on August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA"), was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. As we expand the scale of our business activities, any changes in the U.S. and international taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had net operating loss carryforwards, ("NOLs"), for federal and state income tax purposes of approximately $636.3 million and $434.5 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2028. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The expiration of state NOL carryforwards vary by state and begin to expire in 2026. Further, as of December 31, 2025, we had research and development tax credits carryforwards for federal and state income tax purposes of approximately $25.7 million and $14.1 million, respectively, available to reduce future tax liabilities. Federal research and development tax credits will begin to expire in 2033 and the state research and development tax credits can be carried forward indefinitely. It is possible that we will not generate taxable income in time to use NOLs or tax credits before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986 (as amended, the "Code"), if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including research and development tax credits, to offset its post-change income or taxes may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future (which may be outside our control).

Federal NOLs arising in tax years beginning after December 31, 2017 are generally subject to an 80% of taxable income limitation (as calculated before taking the NOLs into account). Our state NOLs and our tax credits may also be subject to limitations. For example, California legislation enacted in June 2024 limits the use of California state net operating loss carryforwards and tax credits for tax years beginning on or after January 1, 2024 and before January 1, 2027, which may adversely affect us if we earn taxable income in the impacted tax years. In future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs and tax credits.

Risks Related to Our Dependence on Third Parties

We rely on partners, vendors, and other service providers to provide some of the software or data for our platform. If such partners, vendors, and other service providers interfere with the distribution of our platform or with our use of such software, our business could be adversely affected.

We rely upon certain partners, vendors, and other service providers to provide data used in, and software employed by, our platform and services or by customers and consumers using our platform and services, and it is possible that such software or data may not be reliable. From time to time we may in the future have disputes with certain of our partners, vendors, and other service providers. If, in connection with such a dispute, a partner, vendor, or service provider terminates its relationship with us or otherwise limits the provision of their software or data to us, the availability or usage of our platform could be disrupted. If the partners, vendors, and other service providers we rely upon cease to provide access to the software and/or data that we and our customers and consumers use, whether in connection with disputes or otherwise, do not provide access to such software and/or data on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software and/or data from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations using data centers provided by Amazon Web Services ("AWS"), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from natural disasters, cyberattacks, terrorist attacks, power outages, infrastructure changes, human error, disruptions in telecommunications services, fraud, military or political conflicts, computer viruses, ransomware, malware, and similar events or acts of misconduct. Our platform's continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS' service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any negative publicity arising from these disruptions and any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our master agreement with AWS will remain in effect until terminated by AWS or us. We have a three-year agreement with AWS, expiring on June 30, 2026, that may only be terminated by us or AWS for cause upon a material breach of the agreement, subject to the terminating party providing prior written notice and a 30-day cure period. Even though our platform is entirely in the cloud, our plan is to be vendor-agnostic and we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. We do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, and results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have built integrations with many technology partners, including leading providers of customer relationship management platforms, loan origination systems, core banking systems, document generation systems, income and asset verification services, and pricing and product engines, and a variety of other service providers. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors, partners, or other service providers may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors, partners, or other service providers modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our other competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely on a wide variety of data sources to provide our services and products, including data collected from applicants and borrowers, credit bureaus, payroll providers, data aggregators, and unaffiliated third parties. If we are unable to access and use data collected from or on behalf of applicants and borrowers, or other third-party data, or our access to such data is limited, our ability to provide our services and enable our customers to verify applicant data would be compromised. Any of the foregoing could negatively impact the consumer experience of our platform, the volume of loans enabled through our platform, the delivery of certain services and the degree of automation in our application process and on our platform.

Further, although we utilize third parties to enable financial services firms to verify the income and employment information provided by certain selected applicants, we cannot guarantee the accuracy of applicant information. Information provided by borrowers may be incomplete, inaccurate, or intentionally false. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is important to the success of our business. We rely on a combination of trademark, trade secret, copyright, and patent law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cyberattacks, and legal or other methods of protecting this data may be inadequate.

We have registered the term "Blend" in the United States, Canada, the United Kingdom, and the European Union, and as of December 31, 2025, we had pending trademark applications in the United States. Additionally, we have registered domain names that we use in, or are related to, our business, most importantly blend.com. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. As of December 31, 2025, we had one issued patent in the United States. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties may assert that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees if we are found to have willfully infringed a party's patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, results of operations, and reputation.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Class A Common Stock

The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption

of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Our Class A common stock has one vote per share, our Class B common stock has 40 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. As of December 31, 2025, Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, beneficially owns all of the issued and outstanding shares of our Class B common stock. As of December 31, 2025, the shares beneficially owned by Mr. Ghamsari represented approximately 31% of the total voting power of our outstanding capital stock, which voting power may increase over time as Mr. Ghamsari exercises equity awards and exchanges them for our Class B common stock under the Equity Exchange Agreement. If all such equity awards held by Mr. Ghamsari (including the Co-Founder and Head of Blend Long-Term Performance Award) had been exercised for cash as of December 31, 2025, Mr. Ghamsari would hold approximately 82% of the voting power of our outstanding capital stock. As a result, for the foreseeable future, Mr. Ghamsari will be able to significantly influence matters requiring approval by our stockholders, including the election of members of our board of directors, the adoption of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Mr. Ghamsari may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing, or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Because of the 40-to-one voting ratio between our Class B and Class A common stock, even if Mr. Ghamsari transfers or sells a significant number of shares of Class A common stock, he will continue to control a significant portion of the voting power of our capital stock based on his current ownership. Transfers by Mr. Ghamsari and his affiliates of Class B common stock generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of our initial public offering ("IPO"), on which the number of shares of our capital stock, including Class A common stock, Class B common stock, and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Ghamsari and his affiliates is less than 35% of the number of shares of Class B common stock held by Mr. Ghamsari and his affiliates as of immediately following the completion of our IPO, which we sometimes refer to herein as the 35% Ownership Threshold; (ii) 12 months after the death or total disability of Mr. Ghamsari, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Ghamsari and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Ghamsari is terminated for cause (as defined in our Amended and Restated Certificate of Incorporation); (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Ghamsari is no longer providing services to us as an officer or employee and (B) Mr. Ghamsari is no longer a member of our board of directors, either as a result of Mr. Ghamsari's voluntary resignation or as a result of a request or agreement by Mr. Ghamsari at a meeting of our stockholders for Mr. Ghamsari not to be renominated as a member of our board of directors; or (v) the 50-year anniversary of the completion of our IPO. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our Amended and Restated Certificate of Incorporation occurs as the Final Conversion Date.

No shares of our Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law), were issued and outstanding as of December 31, 2025 and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of our stockholders and this dilution could eventually result in Mr. Ghamsari and his affiliates holding a lower percentage of our total outstanding voting power. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the significant voting influence of Mr. Ghamsari. Further, the issuance of such shares of Class C common stock to Mr. Ghamsari would also delay the final conversion of all of our outstanding Class B common stock because shares of Class C common stock issued to Mr. Ghamsari would be counted when determining whether the 35% Ownership Threshold has been met. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Ghamsari's significant influence on the election of our directors and outcome of most matters submitted to a vote of our stockholders. In addition, we could issue shares of Class C common stock to Mr. Ghamsari and, in that event, he would be able to sell such shares of Class C common stock and achieve liquidity in his holdings without diminishing his voting control. Sales of significant amounts of stock by Mr. Ghamsari

or changes in our capital structure, including as a result of the Final Conversion Date, could result in a change of control or cause volatility in our stock price and uncertainty. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of the New York Stock Exchange.

The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been and may continue to be volatile and could be subject to fluctuations or declines in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid for such shares. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;
- volatility in the trading prices and trading volumes of technology stocks;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- sales of shares of our Class A common stock by us or our stockholders, including sales by or on behalf of Nima Ghamsari, Head of Blend, Co-Founder and Chair of our board of directors, to reduce or satisfy the outstanding amounts under his personal loans as required or permitted under his loan documentation with certain lenders (including as a result of foreclosure), under which he has pledged shares of his Class A common stock to secure certain personal indebtedness, or for any other reason;
- changes in our capital structure, including as a result of the Final Conversion Date, which could result in a change of control;
- the amounts and timing of repurchases, if any, under our share repurchase program;
- failure of securities analysts to maintain coverage of us or changes in financial estimates by securities analysts who follow our company;
- failure to meet our financial estimates or expectations or the financial estimates or expectations of securities analysts or investors;
- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
- announcements by us or our competitors of new services or platform features;
- the public's reaction to our press releases, other public announcements, and filings with the SEC;
- rumors and market speculation involving us or other companies in our industry;
- actual or anticipated changes in our results of operations or fluctuations in our results of operations;
- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;
- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
- actual or perceived privacy or security breaches or other incidents;
- developments or disputes concerning our intellectual property or other proprietary rights;
- announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
- announced or completed strategic transactions by us or our competitors;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidelines, interpretations, or principles;
- any significant change in our management;
- failure to continue to be listed on the New York Stock Exchange ("NYSE");

- general economic conditions and slow or negative growth of our markets; and

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics and ongoing geopolitical conflicts and wars.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We currently qualify as an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We expect that we will remain an emerging growth company until December 31, 2026.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive if we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Delaware law and provisions in our Amended and Restated Certificate of Incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our Amended and Restated Certificate of Incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any amendments to our Amended and Restated Certificate of Incorporation require the approval of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class;

- our amended and restated bylaws provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of our amended and restated bylaws;

- our multi-class common stock structure, which provides Nima Ghamsari with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the "Voting Threshold Date"), our stockholders will only be able to take action by written consent if such action is first recommended or approved by our board of directors, and after the Voting Threshold Date, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our Amended and Restated Certificate of Incorporation does not provide for cumulative voting;

- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our principal executive officer, our president, or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our Amended and Restated Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an

action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

The holders of our Series A Preferred Stock are entitled to vote on an as-converted to Class A common stock basis and have rights to approve certain actions. Additionally, Haveli may exercise influence over us through their ability to designate a member of our board of directors.

On April 29, 2024, we entered into an Investment Agreement (the "Investment Agreement") with Haveli Brooks Aggregator L.P. ("Haveli") and issued 150,000 shares of our Series A Preferred Stock (the "Series A Preferred Stock") for an aggregate purchase price of $150.0 million. The holders of our Series A Preferred Stock are entitled to vote with the holders of our Class A common stock on all matters submitted for a vote of holders of shares of Class A common stock (voting together with the holders of shares of Class A common stock as a single class) on an as-converted basis.

Pursuant to the Investment Agreement, Haveli has the right to designate one candidate for nomination for election to our board of directors for so long as Haveli and its permitted transferees maintain minimum aggregate holdings of our stock as described in further detail in the Investment Agreement. Notwithstanding the fact that all of our directors are subject to fiduciary duties to us and to applicable law, the interests of the director designated by Haveli may differ from the interests of our securityholders as a whole or of our other directors.

Additionally, the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock is required in order for us to take certain actions, including issuing securities that are senior to, or equal in priority with, the Series A Preferred Stock, increasing the number of shares available for grant under our equity compensation plans or making grants in excess of specified thresholds, incurring debt, redeeming or paying dividends on our common stock, engaging in certain mergers or acquisitions or divestitures, liquidating or dissolving, engaging in transactions with affiliates, incurring certain expenses in excess of our board-approved budget, and terminating the employment of certain of our officers. As a result, the holders of Series A Preferred Stock may in the future have the ability to influence the outcome of certain matters affecting our governance and capitalization.

The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our Class A common stock, and the conversion of those shares into shares of our Class A common stock would dilute the ownership of Class A common stockholders and may adversely affect the market price of our Class A common stock.

The holders of our Series A Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our Class A common stock on all matters submitted to a vote of the holders of our Class A common stock, which reduces the relative voting power of the holders of our Class A common stock. In addition, the conversion of our Series A Preferred Stock into Class A common stock or the exercise of the warrant issued to Haveli to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share of Class A common stock (the "Haveli Warrant"), would dilute the ownership interest of existing holders of our Class A common stock, and any conversion of the Series A Preferred Stock or exercise of the Haveli Warrant would increase the number of shares of our Class A common stock available for public trading, and which may adversely affect prevailing market prices of our Class A common stock.

Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

The holders of our Series A Preferred Stock have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our business before any payment may be made to holders of any other class or series of capital stock.

The holders of our Series A Preferred Stock also have certain redemption rights, including the right to require us to repurchase all or any portion of the Series A Preferred Stock at any time following the fifth anniversary of the original issuance date and a majority of the holders of the Series A Preferred Stock have the right to cause the Company to redeem, in whole, but not in part, the shares of Series A Preferred Stock at specified prices. In addition, upon prior written notice of certain change of control events, unless the holders elect to convert their shares of the Series A Preferred Stock into shares of Class A common stock, the shares of the Series A Preferred Stock will automatically be redeemed by us.

These repurchase obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of our Series A Preferred Stock could also limit our ability to obtain additional financing, which could have an adverse effect on

our results of operation and financial condition. The preferential rights could also result in divergent interests between the holders of our Series A Preferred Stock and our other securityholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any current and/or future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have established processes and policies for assessing, identifying, and managing material risks arising from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on, or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. We also utilize threat modeling to evaluate changes to our applications or environments for new threats or risks, and our cybersecurity team monitors the threat landscape regularly using security industry sources and external threat intelligence information. Blend conducts daily vulnerability assessments, prioritizes remediation, and engages in routine system and application patching as well as other proactive measures, where deemed appropriate, to mitigate reasonably foreseeable risks.

Blend maintains an incident response plan that is designed to contain and address any suspected security incident identified by the Company. This plan is tested at least annually. Our security operations team triages issues and invokes the incident response plan when deemed necessary. This plan includes provisions for notifications of internal and external parties, including Blend leadership and the Audit Committee as required.

Following these risk assessments, or when we otherwise identify cybersecurity risks through the processes described in this "Risk Management and Strategy" section, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to minimize identified risks and reasonably address any identified gaps in existing safeguards. We devote significant resources and designate high-level personnel, including our Information Security Officer, who reports to our Head of Finance and Administration, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with our human resources and information technology functional groups. Personnel at all levels and departments are made aware of our cybersecurity policies through training. Specific training is required for users of higher-risk systems or individuals associated with specific security processes such as incident response.

Our cybersecurity program includes processes for identifying and managing risks from third parties and is integrated into our overall risk management framework. Our program defines key risk objectives and if cybersecurity risk exceeds defined thresholds, such risks are documented and escalated into the enterprise risk program and Blend's internal audit team. We contractually obligate third-party service providers with access to our systems or processing sensitive data on our behalf to align with our cybersecurity objectives and adhere to industry best practices. We re-evaluate each such service provider at least annually and when the role or purpose of a service provider changes, and have processes to require service providers maintaining sensitive data on our behalf to delete such data upon contract termination.

We engage assessors or other third-party service providers in connection with our risk assessment and cybersecurity assessment or audit processes. These service providers assist us to evaluate risks and identify where our current security program may be improved. We consult with these service providers as required to verify mitigation approaches, to compare Blend's security posture against industry peers, and to provide overall feedback for the security program. Additionally, we utilize outside service providers, as well as a bug bounty program, to penetration test our network infrastructure and applications and provide prioritized security vulnerability findings reports. Some Blend customers also perform annual security testing on Blend's infrastructure and applications.

Like other technology companies, we have experienced cybersecurity incidents in the past. We have not, however, been materially impacted by any previous cybersecurity incidents. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K, including the risk factors entitled "Risks Related to Our Business and Operations: *A cyberattack, security breach, or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations.*"

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function through the Audit Committee.

Our Information Security Officer and our cybersecurity team (which consists of our security policy manager, security operations manager, and red team lead) are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Information Security Officer has over 20 years of expertise within the cybersecurity field, and manages an experienced team with expertise in relevant security practices such as penetration testing, security operations, and policy.

Our Information Security Officer and our cybersecurity team oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our Information Security Officer and our cybersecurity team are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include monitoring of network, system and application logs, review of vulnerability scans and penetration test results, review of industry sources for vulnerability and threat indicators, and use of third-party service providers for audit or assessment purposes. In the event of a significant cybersecurity incident that is identified by the Company, Blend leadership and the Audit Committee are informed by the Information Security Officer or our manager of security operations to support swift and informed decision-making.

Our Information Security Officer provides quarterly briefings to the Audit Committee regarding our cybersecurity risks and activities, including our progress on mitigating threats identified by external cybersecurity risk audits, any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like, in each case as applicable. Our Audit Committee provides regular updates to the board of directors on such reports.

ITEM 2. PROPERTIES

We lease offices in Novato, California, Raleigh, North Carolina and Bengaluru, India. We have supplemented our leased space with temporary or on demand available space in Mexico City, Mexico. We do not own any real property. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Recent Sales of Unregistered Securities

None.

Market Information for Common Stock

Our Class A common stock has traded on the New York Stock Exchange under the symbol "BLND" since July 16, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock and Class C common stock are neither listed nor traded.

Holders of Record

As of March 02, 2026, there were 150 stockholders of record of our Class A common stock. The number of beneficial owners of our Class A common stock is substantially greater than the number of record holders because a large portion of our Class A common stock is held in street name by brokers and other intermediaries. As of March 02, 2026 there were two record holders of warrants to purchase our Class A common stock.

As of March 02, 2026, there were 2 stockholders of record of our Class B common stock. All shares of our Class B common stock are beneficially owned by Nima Ghamsari.

As of March 02, 2026, there were no holders of our Class C common stock.

Dividend Policy

We have neither declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Stock Performance Graph

The following graph compares the cumulative total shareholder return from July 16, 2021, the date on which our Class A common stock commenced trading on the New York Stock Exchange, and its relative performance through December 31, 2025 of (i) our Class A common stock, (ii) the Russell 2000 Stock Index ("S&P 500 Index") and (iii) the Standard and Poor's 1500 Application Software Index ("S&P Application Software"). The stock performance graph and table assume an initial investment in our Class A common stock and in each index of $100 on July 16, 2021.

The performance graph and table are based on historical results and are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

53

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE IPO
Among Blend Labs, Inc., the Russell 2000 Index and the S&P 1500 Application Software Index.



Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the share repurchase activity for the three months ended December 31, 2025:

Period	Total Number of Shares Purchased (in thousands)[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1]
October 1-31	386	$ 3.41	386	$ 14.5
November 1-30	3,840	$ 3.04	3,840	$ 2.8
December 1-31	896	$ 3.19	896	$ —
Total	**5,122**	—	**5,122**	$ —

(1) On August 6, 2024, our board of directors authorized the repurchase of up to $25.0 million of our Class A common stock. In connection with this authorization, we have entered into Rule 10b5-1 plans. As of December 31, 2025, all available repurchases have been made under the program. Refer to Note 10, *Stockholders' Equity*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and the section titled "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report on Form 10-K generally discusses fiscal years 2025 and 2024 items and year-to-year comparisons between fiscal years 2025 and 2024. Discussions of fiscal year 2023 items and year-to-year comparisons between fiscal years 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025.

During the first quarter of 2025, we classified the results of our previously reported Title segment as discontinued operations in accordance with ASC 205-20. Accordingly, the financial results and related discussion for all periods presented reflect continuing operations only and exclude the results of the Title segment, which are separately presented as discontinued operations elsewhere in this Annual Report on Form 10-K. The 2024 financial results presented herein have been recast to conform to this presentation. As a result, the 2024 figures discussed in this section are not directly comparable to those reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025, where the Title segment was presented as a consolidated operating segment. Refer to Note 16, "Assets Held for Sale and Discontinued Operations," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information regarding the discontinued operations.

Overview

Blend Labs, Inc. was founded in 2012, with a vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform and suite of products for financial services firms that is designed to power the end-to-end consumer journey for any banking product. Our software platform was built in an extensible, modular, and configurable fashion to support continued product expansion. We have technology, data, and service providers on our software platform, including access to an extensive marketplace of insurance carriers and settlement agencies. Our products and marketplaces provide multiple opportunities for us to serve financial services firms and consumers and drive revenue growth.

The development of our business reflects ongoing product innovation as we continue to attract financial services firms to our software platform and grow with them as they serve consumers. Financial services firms have been shifting for years to a digital-first approach to acquiring consumers, delivering products, and deepening existing consumer relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. We believe there is a large, untapped opportunity to provide additional product offerings and drive increased transaction volume for financial institutions and consumers using our software platform.

Our platform also includes Blend Builder, which gives our customers the ability to easily configure or build custom workflows from a pre-built set of components, all while leveraging existing infrastructure. Financial services firms can create custom solutions with Blend Builder, or choose from pre-built solutions for Mortgage and Consumer Banking, including Home Equity, Deposit Accounts, Credit Cards, Personal Lending, Auto Lending and more.

Our growth strategy is focused on growing the value of our existing customer relationships, as well as adding new customer relationships. In addition, we leverage partnerships to drive efficient product expansion. We see opportunities for expansion into new markets, including markets outside the United States.

Our Business Model

Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements where fees are assessed based on completed transactions, such as a funded loan, new account opening, or API call. For those products that involve a loan or deposit account application, we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. We provide the platform, including Blend Builder, under (a) subscription arrangements, in which customers commit to a minimum number of completed

transactions at specified prices over the contract term, (b) usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price, (c) a fixed price, which provides stand-ready access to one or more of our products and services, or (d) consumption-based arrangements, in which customers commit to a certain amount of consumption at specified prices and prepay a fixed amount in advance of their consumption. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Completed transaction fees are not impacted by the dollar size of transactions; however, we provide volume-based discounts to customers as they complete a higher volume of transactions on our software platform. Customers also have the opportunity to secure volume-based discounts determined by the size and length of contractual commitments. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums or commitments for customers who elect to enter into subscription or consumption-based agreements, respectively. Other than our usage-based arrangements pursuant to which customers pay for a variable amount of completed transactions, our subscription and consumption-based agreements are generally non-cancelable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. With our success-based business model, we are focused on driving revenue growth by enabling our customers to more efficiently process and complete transactions using our software platform.

We focus on customer success to drive transaction volumes and opportunities for follow-on sales. Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. Customers often complete an initial deployment for one or two products and may then add more products over time. We have demonstrated a flexible land-and-expand strategy, historically winning customers with our flagship mortgage banking products and expanding into consumer banking products, and more recently landing new customers with consumer banking products and expanding into mortgage banking products, underscoring our ability to win, retain, and upsell customers through multiple product entry points.

We offer our products through software-as-a-service agreements, where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. We also offer certain fixed-fee arrangements for unlimited access to our products within the Consumer Banking suite. Additionally, we generate revenue through integrated partnership models, where we earn a fixed or variable share of revenue from third-party providers for services facilitated through our platform, such as income and identity verification and homeowners and title insurance

Recent Developments

Industry Trends

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts the demand for mortgage and mortgage related products.

In 2025, we saw an increase in total mortgage transactions on our software platform compared to 2024, consistent with the growth in overall mortgage origination activity estimated by industry forecasters and partially offset by normal customer churn. Current industry forecasts project continued growth into 2026.

Mortgage origination activity depends on many factors, such as changes in the Federal Reserve's policies or pressures in the macroeconomic environment, including the imposition of tariffs, the impact of trade relations or the possibility of an economic downturn in the United States or worldwide, all of which are uncertain and out of our control. We expect the Federal Reserve's decision-making to continue to have impacts on mortgage origination activity. As a large portion of our revenue is driven by mortgage and mortgage related transaction volumes, changes in the mortgage origination volumes have had, and are likely to continue to have, material effects on our business.

Strategic Initiatives

As part of our efforts to simplify our business, in the first quarter of 2025, we made a decision to exit our title operations, and on March 1, 2026, we completed the sale of substantially all the assets and liabilities of our title insurance business to a third party.

The divestiture is part of our strategic shift to transform into a platform-first company along with the further expansion of our partner ecosystem. We structured the transaction in a way that would allow us to strategically exit the capital-intensive title agency business while maintaining unit economics that we believe will be beneficial in a macro recovery. In connection with this initiative, the results of our previously reported Title segment are currently presented as discontinued operations. Refer to Note 16, *Assets Held for Sale and Discontinued Operations*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

Restructuring

We have taken actions to manage our operating expenses and focus our investments on initiatives critical to achieving our broader strategy. As part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities and the current market, since 2022, we implemented several workforce reduction actions and in 2024, we entered into an agreement to fully terminate one of our leases and abandoned another leased facility. Refer to Note 12, *Restructuring*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information regarding our workforce reduction actions and leases optimization.

Share Repurchase Program

On March 10, 2026, the Company's board of directors authorized the repurchase of up to $50.0 million of the Company's Class A common stock. Repurchases may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock, and it may be suspended at any time at the Company's discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The share repurchase program has no set expiration date.

Components of Results of Operations

Revenue

We generate revenue from fees paid by customers to access our software platform and complete transactions, such as funded loan, new account opening, closing transaction, or API call. Transaction fees are assessed based on completed transactions and are determined by the number and type of software platform components that are needed to support each product offering. We do not charge for abandoned or rejected applications, even though they cause us to incur costs related to these applications. Arrangements with our customers do not provide the contractual right to take possession of our software at any point in time. Revenue is recognized when access to our platform is provisioned to our customers or as transactions are completed, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We also generate revenue from providing access to Blend Builder, professional services related to the deployment of our platform, premier support services, and consulting services. We also earn revenue from third-party providers which integrate their marketplaces into our platform for services such as property and casualty insurance. We typically charge third-party providers a combination of fixed and variable license fees.

Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers prepay a fixed amount in advance, typically annually or semi-annually, based on their anticipated consumption of specified products at specified prices or pay monthly in arrears a variable amount for completed transactions at specified prices. Our subscription and prepaid usage-based arrangements are generally noncancelable, and we may also earn additional overage fees if the number of completed transactions exceeds the contractual amounts. Our usage-based arrangements paid in arrears can generally be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform. Beginning in 2023, we have seen a shift away from subscription arrangements towards prepaid multi-year usage-based arrangements in our customer contracts. Revenue from third-party providers for access to our platform is recognized ratably over the term of the contract.

Cost of Revenue

Cost of revenue consists primarily of software-related costs, which include costs of subscribed hosting and support, costs of premier support services, and the costs of delivering professional services.

Software-related costs of subscribed hosting services and support consist primarily of expenses related to hosting our services, third-party fees related to platform connectivity services, which include verification of income, assets, and employment, software licenses and expenses related to providing support to our customers.

Costs of premier support and professional services consist primarily of personnel-related expenses, including stock-based compensation expense, expenses associated with delivering implementation and other services, travel expenses, and allocated overhead costs.

For each application submission, we incur third-party costs as described above, including costs for incomplete transactions for which we do not charge fees to our customers. The timing of those costs may not be aligned with the revenue recognized. We expect our cost of revenue to continue to increase in dollar amounts as we grow our business and revenue and decrease as a percentage of our revenue over the long term as we achieve greater scale in our business, although the percentage may fluctuate from period to period.

Operating Expenses

We have taken actions to manage our operating expenses and focus our investments on initiatives critical to achieving our broader strategy. We expect to see our expenses slightly increase in 2026 as compared to 2025. This trend is primarily driven by a decrease in software capitalization rates for 2026 compared to the previous year due to the adoption of ASU No. 2025-06, *Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40),* which is expected to result in a decrease in the amount of software costs eligible for capitalization as certain agile development activities may not meet the 'probable-to-complete' threshold as early as they did under the legacy stage-based model, particularly for projects involving novel technology.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expense, associated with our engineering personnel responsible for the design, development, and testing of new products and features, professional and outside services fees, software and hosting costs, facilities costs, and allocated overhead costs. Research and development costs are expensed as incurred, unless they qualify as capitalizable internal-use software development costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expense, costs of general marketing activities, advertising and promotional activities, travel-related expenses, facilities costs, and allocated overhead costs. Sales commissions that are incremental costs of acquiring a contract with a customer as well as associated payroll taxes, are deferred and amortized on a straight-line basis over the estimated period of benefit. Sales commissions that are not incremental costs of acquiring a contract with a customer are expensed in the period incurred.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expense for our finance, accounting, legal and compliance, human resources, and other administrative teams, certain executives, stock-based compensation expense related to the stand-alone stock option award granted to our Co-Founder and Head of Blend in 2021, professional services fees, including audit, legal and compliance, facilities costs, software and hosting costs, external consulting expenses, and insurance expenses.

Restructuring

Restructuring charges relate to our workforce reduction plans and facilities restructuring actions. Charges related to workforce reduction plans are comprised of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs. Refer to Note 12, *Restructuring*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned from our investment portfolio, as well as adjustments to the carrying value of investment in non-marketable equity securities, a gain on the conversion of a note receivable to an investment in equity securities, a gain on sale of insurance business, loss on extinguishments of debt, and a loss on transfer of a subsidiary.

Interest Expense

Interest expense relates primarily to debt financing used to fund our acquisition of Title365 and includes interest payable under the terms of the Credit Agreement entered into in connection with the closing of the acquisition of Title365 and amortization of debt discounts and debt issuance costs. In connection with the full repayment of the Term Loan and termination of the Credit Agreement, the final interest payment under the Credit Agreement was fully paid in the quarter ended June 30, 2024.

Provision for Income Taxes

Provision for income taxes consists primarily of U.S. state and foreign income taxes. We maintain a full valuation allowance on our net federal and state deferred tax assets as we have concluded that it is not more likely than not that such net deferred tax assets will be realized.

Results of Operations

Starting with the first quarter of 2025, we classified the results of our previously reported Title segment as discontinued operations. Refer to Note 15, *Segment Information*, and Note 16, *Assets Held for Sale and Discontinued Operations,* of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information. Prior period information has been reclassified to conform to the current period presentation.

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

		Year Ended December 31,		
	2025		2024	2023
		(In thousands)		
Revenue				
Software platform	$ 114,446	$	106,914	$ 101,204
Professional services	9,139		8,848	8,345
Total revenue	123,585		115,762	109,549
Cost of revenue[1]				
Software platform	25,312		23,107	22,025
Professional services	7,106		9,434	11,065
Total cost of revenue	32,418		32,541	33,090
Gross profit	91,167		83,221	76,459
Operating expenses:				
Research and development[1]	32,843		46,087	81,257
Sales and marketing[1]	29,073		34,410	57,470
General and administrative[1]	50,115		45,687	61,284
Restructuring	871		5,882	20,056
Total operating expenses	112,902		132,066	220,067
Loss from operations	(21,735)		(48,845)	(143,608)
Interest expense	—		(6,747)	(30,811)
Other income (expense), net	20,857		12,941	7,033
Loss before income taxes	(878)		(42,651)	(167,386)
Income tax expense	(249)		(109)	(94)
Loss from continuing operations	(1,127)		(42,760)	(167,480)
Loss from discontinued operations	(5,856)		(659)	(12,399)
Net loss	$ (6,983)	$	(43,419)	$ (179,879)

(1) Includes stock-based compensation as follows:

	Year Ended December 31,				
	2025		**2024**		**2023**
	(In thousands)				
Cost of revenue	$	543	$	510	$	987
Research and development[(2)]		6,292		9,870		19,046
Sales and marketing		2,864		3,546		7,035
General and administrative		19,256		14,015		18,489
Total stock-based compensation	$	28,955	$	27,941	$	45,557

(2) Net of $3.2 million, $2.5 million of additions to capitalized internal-use software for the years ended December 31, 2025 and 2024, respectively, and none for the year ended December 31, 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue			
Software platform	93 %	92 %	92 %
Professional services	7	8	8
Total revenue	100	100	100
Cost of revenue			
Software platform	20	20	20
Professional services	6	8	10
Total cost of revenue	26	28	30
Gross margin	74	72	70
Operating expenses:			
Research and development	27	40	74
Sales and marketing	24	30	52
General and administrative	41	39	56
Restructuring	1	5	18
Total operating expenses	91	114	201
Loss from operations	(18)	(42)	(131)
Interest expense	—	(6)	(27)
Other income (expense), net	17	11	6
Loss before income taxes	(1)	(37)	(153)
Income tax (expense) benefit	—	—	—
Loss from continuing operations	(1)	(37)	(153)
Loss from discontinued operations	(5)	(1)	(11)
Net loss	(6)%	(38)%	(164)%

* Certain percentages may not foot due to rounding.

Comparison of the Years Ended December 31, 2025 and 2024

Revenue and Cost of Revenue

	Year Ended December 31,						
	2025		**2024**		**$ Change**		**% Change**
			(In thousands)				
Revenue:							
Mortgage Suite	$ 69,223		$ 73,257		$ (4,034)		(6%)
Consumer Banking Suite	45,223		33,657		11,566		34%
Professional Services	9,139		8,848		291		3%
Total revenue	123,585		115,762		7,823		7%
Cost of revenue:	32,418		32,541		(123)		—%
Gross profit and gross margin:	$ 91,167	74 %	$ 83,221	72 %	$ 7,946		10%

Total revenue increased by $7.8 million, or 7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024.
- Mortgage Suite revenue decreased by $4.0 million, or 6%, primarily due to a decrease in verification of income revenue in connection with our partnership model transition, homeowner's insurance revenue related to the Strategic Partnership and Sale of Insurance Business (Refer to Note 3, Revenue Recognition and Contract Costs), customer churn, and the impact of renewal pricing in one of our large contracts, partially offset by overall mortgage market growth.

- Consumer Banking Suite revenue increased by $11.6 million, or 34%, primarily due to deployments of several large customers, resulting in an increase in home equity and deposit account opening revenue and an increase in attach rates of our digital closing solution.

- Professional Services revenue increased by $0.3 million, or 3%, primarily due to an increase in services associated with the support of our platform.

Cost of revenue decreased by $0.1 million, for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily driven by a decrease in personnel related expenses related to our restructuring actions, reduced vendor costs in connection with our partnership model transition, and partially offset by increased usage costs commensurate with revenue growth.

Gross profit increased by $7.9 million, or 10%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 due to increased revenue. Gross margin was 74% for the year ended December 31, 2025 compared to 72% for the year ended December 31, 2024. The increase in gross profit was primarily due to expanding Consumer Banking Suite revenue while decreasing cost of revenue as we continue to focus on operational efficiency.

Operating Expenses

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
Operating expenses:				
Research and development	$ 32,843	$ 46,087	$ (13,244)	(29%)
Sales and marketing	29,073	34,410	(5,337)	(16%)
General and administrative	50,115	45,687	4,428	10%
Restructuring	871	5,882	(5,011)	(85%)
Total operating expenses	$ 112,902	$ 132,066	$ (19,164)	(15%)

Research and Development

Research and development expenses decreased by $13.2 million, or 29%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to a $8.1 million decrease in personnel related expenses and a $2.9 million decrease in stock-based compensation expense attributable to a decrease in headcount, in each case, related to our restructuring actions, as well as a $2.0 million increase in the capitalization of internal-use software development costs.

Sales and Marketing

Sales and marketing expenses decreased by $5.3 million, or 16%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to a $4.1 million decrease in personnel related expenses attributable to a decrease in headcount related to our restructuring actions and a $1.8 million decrease in commissions.

General and Administrative

General and administrative expenses increased by $4.4 million, or 10%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to a $5.2 million increase in stock-based compensation expense attributable to executive PSUs, a $1.5 million increase in professional and outside services costs, offset by a $2.7 million decrease in personnel related expenses related to our restructuring actions.

Restructuring

Restructuring expenses decreased by $5.0 million, or 85%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 due to the 2024 workforce reduction plan being larger than the 2025 workforce reduction plan. The costs related to each workforce reduction plan included cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
Interest expense	$ —	$ (6,747)	$ 6,747	(100%)

Interest expense decreased $6.7 million, or 100%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, due to the repayment of all remaining amounts outstanding and payable under the Credit Agreement in an aggregate amount of $146.1 million on April 29, 2024. The borrowings under the Credit Agreement accrued interest at a floating rate which could be, at our option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The effective interest rate on our Term Loan was approximately 14.55% as of April 29, 2024, the date of its termination.

Other Income (Expense), net

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
Other income (expense), net	$ 20,857	$ 12,941	$ 7,916	61%

Other income (expense), net increased by $7.9 million, or 61%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to a $16.6 million gain on investment on non-marketable equity securities due to an observable price change and $0.8 million gain on conversion of notes receivable to an equity method investment in the year ended December 31, 2025, partially offset by the effect of transactions recognized in the year ended December 31, 2024, including a $9.2 million gain on sale of insurance business, a $4.4 million gain on investment on non-marketable equity securities due to an observable price change, and a $5.5 million loss on extinguishment of debt, as well as a $1.9 million decrease in interest income on our investment portfolio due to a smaller invested cash balance in 2025 as compared to 2024.

Income Tax Expense

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
Income tax expense	$ (249)	$ (109)	$ (140)	128%

The increase in income tax expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 is attributable to our increase in business operations in India.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through proceeds from the issuance of our stock and warrants and cash generated from the sale of our product offerings, as well as debt financing. As of December 31, 2025, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $68.3 million. Cash and cash equivalents are comprised of bank deposits and money market funds. Marketable securities are comprised of U.S. treasury and agency securities, commercial paper, and corporate debt securities. Most of our cash and cash equivalents are held in the United States.

Although we generated positive cash flow from operations for the year ended December 31, 2025, we have generated significant losses from operations and negative cash flows from operating activities in the past as reflected in our accumulated deficit of $1,391.8 million as of December 31, 2025. We may incur operating losses in the future due to the investments that we intend to make in our business and pressures on revenue growth due to the recent macroeconomic environment, and as a result, we may require additional capital resources to grow our business.

Share Repurchase Program

In August 2024, we announced the authorization of a share repurchase program for the repurchase of shares of our Class A common stock, in an aggregate amount up to $25 million. Repurchases may be made at our discretion from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our Class A common stock under this authorization. The share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. During the year ended December 31, 2025, we repurchased and retired 7,979,247 shares of our Class A common stock for $25.0 million, which resulted in full completion of the approved repurchase program. Refer to Note 10, *Stockholders' Equity,* of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

On March 10, 2026, the Company's board of directors authorized a new share repurchase program for the repurchase of up to $50.0 million of the Company's Class A common stock.

Preferred Stock Investment

On April 29, 2024, we entered into an Investment Agreement (the "Investment Agreement") with Haveli Brooks Aggregator L.P. ("Haveli") and issued 150,000 shares of our Series A Preferred Stock (the "Series A Preferred Stock") for an aggregate purchase price of $150.0 million. In connection with the issuance of the Series A Preferred Stock, we issued the Haveli Warrant to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share of Class A common stock. The Haveli Warrant is exercisable for a period of 24 months from issuance.

Material Cash Requirements

Our material cash requirements arising from known contractual and other obligations primarily relate to lease obligations for our office locations and purchase commitments.

We believe that current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on continued growth in our customer base, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, the continuing market adoption of Blend's software platform, and the effectiveness of our efforts to improve cost efficiency. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights; additionally, we may repurchase shares of our Class A common stock from time to time under our share repurchase program. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled "*Risk Factors—Risks Related to Our Business and Operations—We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.*"

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Net cash provided by (used in) operating activities - continuing operations	$ 14,398	$ (8,200)	$ (116,818)
Net cash provided by investing activities - continuing operations	18,731	45,498	127,858
Net cash used in financing activities - continuing operations	(32,587)	(21,062)	(90,958)
Effect of exchange rates on cash, cash equivalents, and restricted cash	—	(5)	(31)
Net increase (decrease) in cash, cash equivalents, and restricted cash - continuing operations	542	16,231	(79,949)
Net decrease in cash, cash equivalents, and restricted cash - discontinued operations	(3,081)	(4,947)	(11,355)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (2,539)	$ 11,284	$ (91,304)

The Company's liquidity is not expected to be materially impacted from the disposal of the component reported as discontinued operations.

Cash Provided by (Used in) Operating Activities

Our largest source of operating cash is cash collections from our customers, and our primary uses of cash in operations are for employee-related expenditures, sales and marketing expenses, and third-party hosting costs.

Net cash provided by operating activities for the year ended December 31, 2025 was $14.4 million and net cash used in operating activities for the year ended December 31, 2024 was $8.2 million. The change in cash from operations reflects our net loss adjusted for noncash items, such as charges associated with stock-based compensation, depreciation and amortization, gain on investment in equity securities, gain on conversion of note receivable to investment in equity securities, amortization of deferred contract costs, amortization of operating lease right-of-use assets, and amortization of debt discount and issuance costs on our long-term debt, and changes in operating assets and liabilities. Fluctuations in operating assets and liabilities are affected primarily by changes in trade and other receivables, prepaid expenses and other current assets, deferred contract costs, accrued compensation, deferred revenue, accounts payable and other liabilities.

Cash Provided by Investing Activities

Net cash provided by investing activities during the year ended December 31, 2025 was $18.7 million, which was primarily due to the sale of available-for-sale securities of $20.8 million and maturities of marketable securities of $46.7 million, offset by $35.5 million used in the purchase of marketable securities and $11.6 million in additions to property and equipment, primarily related to capitalized internal-use software development costs, a $4.0 million investment in non-marketable equity securities, and $2.3 million in cash received in connection with the conversion of a note receivable to an investment in equity securities.

Net cash provided by investing activities during the year ended December 31, 2024 was $45.5 million, which was primarily due to sales of marketable securities of $100.3 million, maturities of marketable securities of $53.2 million, proceeds from sale of insurance business of $9.1 million, offset by $102.0 million used in the purchase of marketable securities, $9.7 million in additions to property and equipment related to capitalized internal-use software development costs, and an investment via issuance of note receivable of $5.0 million.

Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was $32.6 million, primarily consisting of payment of taxes related to net share settlement of equity awards of $9.4 million and $24.9 million related to share repurchases, offset by $1.7 million proceeds from the exercises of stock options.

Net cash used in financing activities for the year ended December 31, 2024 was $21.1 million, primarily consisting of $144.5 million repayment of long-term debt, $9.5 million payment of issuance costs related to the Series A Preferred Stock and the Haveli Warrant, payment of taxes related to net share settlement of equity awards of $18.1 million, offset by $149.4 million proceeds from the issuance of Series A Preferred Stock and the Haveli Warrant, and proceeds from the exercises of stock options of $1.7 million.

Contingent Obligations

As of December 31, 2025, we did not have relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with the U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

We believe that of our significant accounting policies, which are described further in Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, the following accounting estimates involve a greater degree of judgment and complexity. Accordingly, these are the estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We generate revenue from fees paid by our customers to access our platform, to complete mortgage and consumer banking transactions on our software platform, access Blend Builder, and, to a lesser extent, from professional services and premier support.

Our customers have the ability to access our platform under subscription arrangements, consumption arrangements, or usage-based arrangements. We recognize fees for subscription arrangements ratably over the non-cancelable contract term and for consumption and usage-based arrangements as the completed transactions are processed using our platform.

In our subscription arrangements, the customers commit to a minimum number of completed transactions at specified prices over the contract term. We believe the area we apply the most critical judgment in our revenue recognition relates to determination of the transaction price, and specifically, the estimation of variable consideration in our subscription arrangements. The variable consideration relates to the estimated overage fees we expect to earn over the non-cancelable contract term, which is included in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating overage fees in subscription arrangements, we consider our historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions.

The estimated variable consideration is sensitive to the inputs, judgments, and assumptions made by us. Although we believe that our approach to developing estimates of variable consideration is reasonable, actual results could differ, and we may be exposed to increases or decreases in revenue that could be material.

Stock-Based Compensation

We measure and recognize our stock-based compensation based on estimated fair values for all stock awards, which include stock options, RSUs and PSUs. We recognize stock-based compensation expense for stock options and RSUs that vest only based upon the satisfaction of a service condition on a straight-line basis over the requisite service period, which is generally the

vesting period. We recognize stock-based compensation expense for PSUs that vest based upon the satisfaction of a market condition on a straight-line basis over the derived service period. We account for forfeitures as they occur.

We believe the area we apply the most critical judgment in recognition of our stock-based compensation relates to the valuation of stock option awards and PSUs. We use the Black-Scholes-Merton option pricing model to determine the grant date fair value of the stock options and the Monte Carlo simulation to determine the grant date fair value of the PSUs. The assumptions used to determine the fair value of these awards, such as the risk-free interest rate, expected volatility of our stock price, and expected life of the award, represent our estimates, which involve inherent uncertainties and the application of management's judgment.

Certain stock options granted to our Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition and performance-based market conditions. The first tranche of the award, which vested upon completion of the IPO, was valued using the Black-Scholes-Merton option pricing model. The remaining tranches were valued using a Monte Carlo simulation model, and will vest upon achievement of performance goals tied to our stock price hurdles with specified expiration dates for each tranche.

Recent Accounting Pronouncements

Refer to Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:

Interest Rate Risk

We had cash and cash equivalents of $43.6 million and marketable securities and other investments of $24.7 million as of December 31, 2025, which consisted of bank deposits, money market funds, and U.S. treasury and agency securities. The cash and cash equivalents are held primarily for working capital purposes. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points change in interest rates during any of the periods presented would not have had a material impact on our investments.

Inflation Risk

Inflationary factors such as increases in overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of revenue, if the selling prices of our products do not increase with these increased costs.

ITEM 8. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Blend Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blend Labs, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), of redeemable noncontrolling interest, series A redeemable convertible preferred stock, and stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 13, 2026

We have served as the Company's auditor since 2023.

Blend Labs, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	43,578	$	38,011
Marketable securities and other investments		24,739		56,233
Trade and other receivables, net of allowance for credit losses of $112 and $50, respectively		8,786		14,656
Prepaid expenses and other current assets		15,121		16,725
Current assets held for sale from discontinued operations		5,640		9,618
Total current assets		97,864		135,243
Property and equipment, net		22,997		11,672
Operating lease right-of-use assets		1,394		339
Deferred contract costs		3,425		2,868
Other non-current assets		41,425		21,906
Non-current assets held for sale from discontinued operations		2,940		6,057
Total assets	$	170,045	$	178,085
Liabilities, redeemable equity and stockholders' equity				
Current liabilities:				
Accounts payable	$	1,826	$	1,620
Deferred revenue		19,385		19,240
Accrued compensation		4,555		3,315
Other current liabilities		8,872		9,740
Current liabilities held for sale from discontinued operations		4,816		5,107
Total current liabilities		39,454		39,022
Other non-current liabilities		1,415		278
Non-current liabilities held for sale from discontinued operations		154		1,103
Total liabilities		41,023		40,403
Commitments and contingencies (Note 7)				
Redeemable noncontrolling interest - held for sale from discontinued operations		—		52,375
Series A redeemable convertible preferred stock, par value $0.00001 per share: 200,000 shares authorized as of December 31, 2025 and 2024, 150 shares issued and outstanding as of December 31, 2025 and 2024, respectively (Note 9)		159,495		141,663
Stockholders' equity:				
Class A, Class B and Class C Common Stock, par value $0.00001 per share: 3,000,000 (Class A 1,800,000, Class B 600,000, Class C 600,000) shares authorized as of December 31, 2025 and 2024; 256,043 (Class A 252,787, Class B 3,256, Class C 0) and 258,173 (Class A 254,426, Class B 3,747, Class C 0) shares issued and outstanding as of December 31, 2025 and 2024, respectively		2		2
Additional paid-in capital		1,360,704		1,328,015
Accumulated other comprehensive income		597		602
Accumulated deficit		(1,391,776)		(1,384,975)
Total stockholders' equity		(30,473)		(56,356)
Total liabilities, redeemable equity and stockholders' equity	$	170,045	$	178,085

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue						
Software platform	$	114,446	$	106,914	$	101,204
Professional services		9,139		8,848		8,345
Total revenue		123,585		115,762		109,549
Cost of revenue						
Software platform		25,312		23,107		22,025
Professional services		7,106		9,434		11,065
Total cost of revenue		32,418		32,541		33,090
Gross profit		91,167		83,221		76,459
Operating expenses:						
Research and development		32,843		46,087		81,257
Sales and marketing		29,073		34,410		57,470
General and administrative		50,115		45,687		61,284
Restructuring		871		5,882		20,056
Total operating expenses		112,902		132,066		220,067
Loss from operations		(21,735)		(48,845)		(143,608)
Interest expense		—		(6,747)		(30,811)
Other income (expense), net		20,857		12,941		7,033
Loss before income taxes		(878)		(42,651)		(167,386)
Income tax expense		(249)		(109)		(94)
Loss from continuing operations		(1,127)		(42,760)		(167,480)
Loss from discontinued operations (Note 16)		(5,856)		(659)		(12,399)
Net loss		(6,983)		(43,419)		(179,879)
Less: Net loss attributable to noncontrolling interest included in discontinued operations		182		74		1,186
Net loss attributable to Blend Labs, Inc.		(6,801)		(43,345)		(178,693)
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations		(1,254)		(6,259)		(6,627)
Less: Accretion of Series A redeemable convertible preferred stock to redemption value		(17,832)		(10,879)		—
Net loss attributable to Blend Labs, Inc. common stockholders	$	(25,887)	$	(60,483)	$	(185,320)
Net loss per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:						
Continuing operations	$	(0.07)	$	(0.21)	$	(0.69)
Discontinued operations	$	(0.03)	$	(0.03)	$	(0.07)
Net loss per share attributable to Blend Labs, Inc. common stockholders	$	(0.10)	$	(0.24)	$	(0.76)
Weighted average shares used in calculating net loss per share:						
Basic and diluted		258,949		253,921		245,206
Comprehensive loss:						
Net loss	$	(6,983)	$	(43,419)	$	(179,879)
Unrealized (loss) gain on marketable securities		(100)		87		1,030
Foreign currency translation gain		95		74		119
Comprehensive loss		(6,988)		(43,258)		(178,730)
Less: Comprehensive loss attributable to noncontrolling interest included in discontinued operations		182		74		1,186
Comprehensive loss attributable to Blend Labs, Inc.	$	(6,806)	$	(43,184)	$	(177,544)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock, and Stockholders' Equity

(In thousands)

	Redeemable noncontrolling interest - held for sale from discontinued operations	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount	Shares	Amount				
							Year Ended December 31, 2025		
Balances as of Balances as of December 31, 2024	$ 52,375	150	$141,663	258,173	$ 2	$ 1,328,015	$ 602	$ (1,384,975)	$ (56,356)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	—	1,146	—	1,652	—	—	1,652
Vesting of restricted stock units	—	—	—	7,430	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	—	—	—	(2,726)	—	(9,369)	—	—	(9,369)
Stock-based compensation	—	—	—	—	—	31,687	—	—	31,687
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(100)	—	(100)
Foreign currency translation gain	—	—	—	—	—	—	95	—	95
Accretion of redeemable noncontrolling interest to redemption value	1,254	—	—	—	—	(1,254)	—	—	(1,254)
Accretion of Series A redeemable convertible preferred stock to redemption value	—	—	17,832	—	—	(17,832)	—	—	(17,832)
Share repurchases	—	—	—	(7,980)	—	(24,870)	—	—	(24,870)
Reclassification of noncontrolling interest to equity, net of noncash consideration received	(53,447)	—	—	—	—	52,675	—	—	52,675
Net loss	(182)	—	—	—	—	—	—	(6,801)	(6,801)
Balances as of Balances as of December 31, 2025	$ —	150	$159,495	256,043	$ 2	$ 1,360,704	$ 597	$ (1,391,776)	$ (30,473)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock and Stockholders’ Equity (Continued)
(In thousands)

	Year Ended December 31, 2024								
	Redeemable noncontrolling interest - held for sale from discontinued operations	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
		Shares	Amount	Shares	Amount				
Balances as of December 31, 2023	$ 46,190	—	$ —	249,910	$ 2	$ 1,321,944	$ 441	$ (1,341,630)	$ (19,243)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	—	961	—	1,658	—	—	1,658
Vesting of early exercised stock options	—	—	—	—	—	363	—	—	363
Vesting of restricted stock units	—	—	—	12,107	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	—	—	—	(4,805)	—	(18,115)	—	—	(18,115)
Stock-based compensation	—	—	—	—	—	30,192	—	—	30,192
Unrealized gain on investments in marketable securities	—	—	—	—	—	—	87	—	87
Foreign currency translation gain	—	—	—	—	—	—	74	—	74
Accretion of redeemable noncontrolling interest to redemption value	6,259	—	—	—	—	(6,259)	—	—	(6,259)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs	—	150	130,784	—	—	—	—	—	—
Issuance of the Haveli Warrant in connection with the Series A redeemable convertible preferred stock	—	—	—	—	—	9,111	—	—	9,111
Accretion of Series A redeemable convertible preferred stock to redemption value	—	—	10,879	—	—	(10,879)	—	—	(10,879)
Net loss	(74)	—	—	—	—	—	—	(43,345)	(43,345)
Balances as of December 31, 2024	$ 52,375	150	$ 141,663	258,173	$ 2	$ 1,328,015	$ 602	$ (1,384,975)	$ (56,356)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock and Stockholders' Equity (Continued)
(In thousands)

	Year Ended December 31, 2023						
	Redeemable noncontrolling interest - held for sale from discontinued operations	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount				
Balances as of December 31, 2022	$ 40,749	240,931	$ 2	$ 1,286,815	$ (708)	$ (1,162,937)	$ 123,172
Issuance of common stock upon exercise of stock options, net of repurchases	—	274	—	460	—	—	460
Vesting of early exercised stock options	—	—	—	1,446	—	—	1,446
Vesting of restricted stock units	—	13,531	—	—	—	—	—
Shares withheld related to net share settlement of equity awards		(4,826)		(6,171)	—	—	(6,171)
Stock-based compensation	—	—	—	46,021	—	—	46,021
Unrealized gain on investments in marketable securities	—	—	—	—	1,030	—	1,030
Foreign currency translation gain	—	—	—	—	119	—	119
Accretion of redeemable noncontrolling interest to redemption value	6,627	—	—	(6,627)	—	—	(6,627)
Net loss	(1,186)	—	—	—	—	(178,693)	(178,693)
Balances as of December 31, 2023	$ 46,190	249,910	$ 2	$ 1,321,944	$ 441	$ (1,341,630)	$ (19,243)

See accompanying notes to consolidated financial statements

74

Blend Labs, Inc.
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended December 31,				
		2025		2024		2023
Operating activities						
Net loss	$	(6,983)	$	(43,419)	$	(179,879)
Less: Net loss from discontinued operations		(5,856)		(659)		(12,399)
Net loss from continuing operations		(1,127)		(42,760)		(167,480)
Adjustments to reconcile net loss to net cash used in operating activities:						
Stock-based compensation		28,955		27,941		45,557
Depreciation and amortization		3,288		1,339		1,515
Amortization of deferred contract costs		1,626		1,068		2,979
Amortization of debt discount and issuance costs		—		690		2,968
Amortization of operating lease right-of-use assets		531		2,062		2,810
Accelerated amortization of right-of-use asset in connection with lease abandonment		—		2,992		—
Gain on conversion of note receivable to investment in equity securities		(825)		—		—
Gain on investment in equity securities		(16,580)		(4,417)		—
Loss on extinguishment of debt		—		5,476		3,970
Gain on sale of insurance business		—		(9,213)		—
Other		(312)		(1,927)		(5,253)
Changes in operating assets and liabilities:						
Trade and other receivables		5,760		4,765		765
Prepaid expenses and other assets, current and non-current		(5,430)		(432)		1,883
Deferred contract costs, non-current		(557)		(415)		(762)
Accounts payable		206		(291)		1,216
Deferred revenue		(627)		10,256		289
Accrued compensation		807		(2,109)		(1,765)
Operating lease liabilities		(2,769)		(2,922)		(3,562)
Other liabilities, current and non-current		1,452		(303)		(1,948)
Net cash provided by (used in) operating activities - continuing operations		14,398		(8,200)		(116,818)
Net cash used in operating activities - discontinued operations		(2,886)		(4,844)		(10,803)
Net cash provided by (used in) operating activities		11,512		(13,044)		(127,621)
Investing activities						
Purchases of marketable securities		(35,485)		(102,030)		(236,079)
Sale of available-for-sale securities		20,827		100,327		56,022
Maturities of marketable securities		46,727		53,150		310,450
Additions to property, equipment and internal-use software development costs		(11,593)		(9,741)		(35)
Proceeds from sale of insurance business		—		9,075		—
Cash received in connection with conversion of note receivable to investment in equity securities		2,255		—		—
Investment in non-marketable equity securities		(4,000)		—		—
Investment in note receivable		—		(5,000)		(2,500)
Other		—		(283)		—
Net cash provided by investing activities - continuing operations		18,731		45,498		127,858
Net cash used in investing activities - discontinued operations		(195)		(103)		(552)
Net cash provided by investing activities		18,536		45,395		127,306
Financing activities						
Proceeds from exercises of stock options, including early exercises, net of repurchases		1,652		1,658		268
Taxes paid related to net share settlement of equity awards		(9,369)		(18,115)		(6,171)
Share repurchases		(24,870)		—		—
Repayment of long-term debt		—		(144,500)		(85,055)
Net proceeds from the issuance of the Series A redeemable convertible preferred stock and the Haveli Warrant		—		149,375		—
Payment for issuance costs related to the Series A redeemable convertible preferred stock and the Haveli Warrant		—		(9,480)		—
Net cash used in financing activities - continuing operations		(32,587)		(21,062)		(90,958)
Effect of exchange rates on cash, cash equivalents, and restricted cash		—		(5)		(31)
Net (decrease) increase in cash, cash equivalents, and restricted cash		(2,539)		11,284		(91,304)
Cash, cash equivalents, and restricted cash at beginning of period		49,537		38,253		129,557
Cash, cash equivalents, and restricted cash at end of period	$	46,998	$	49,537	$	38,253
Less: Cash, cash equivalents and restricted cash included in current assets held for sale from discontinued operations		3,420		6,503		9,727
Cash, cash equivalents and restricted cash, end of period, excluding current assets held for sale from discontinued operations	$	43,578	$	43,034	$	28,526
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets:						
Cash and cash equivalents	$	43,578	$	38,011	$	23,503
Restricted cash		—		5,023		5,023
Total cash, cash equivalents, and restricted cash	$	43,578	$	43,034	$	28,526
Supplemental disclosure of cash flow information:						
Cash paid for income taxes						

State and local					
Texas	$	64	$	52	$	41
Foreign					
India		325		24		66
Total income taxes paid, net	$	389	$	76	$	107
Cash paid for interest	$	—	$	6,150	$	27,814
Supplemental disclosure of non-cash investing and financing activities:					
Conversion of note receivable to investment in equity securities	$	9,692	$	—	$	—
Reclassification of redeemable noncontrolling interest related to discontinued operations to equity	$	52,675	$	—	$	—
Vesting of early exercised stock options	$	—	$	363	$	1,446
Operating lease liabilities arising from obtaining new or modified right-of-use assets	$	1,565	$	1,098	$	327
Stock-based compensation included in capitalized internal-use software development costs	$	3,162	$	2,450	$	—
Accretion of redeemable noncontrolling interest related to discontinued operations to redemption value	$	1,254	$	6,259	$	6,627
Accretion of Series A redeemable convertible preferred stock to redemption value	$	17,832	$	10,879	$	—
Covered Warrant received in connection with strategic partnership and sale of insurance business	$	—	$	222	$	—
Capitalized internal-use software development costs included in accrued compensation	$	129	$	155	$	—

See accompanying notes to consolidated financial statements

75

1. Description of Business and Basis of Presentation

Description of Business

Blend Labs, Inc. (the "Company," "Blend," "we," "us," or "our") was incorporated on April 17, 2012. The Company offers a cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for banking products. The Company's solutions make the journey from application to close fast, simple, and transparent for consumers, while helping financial services firms increase productivity, deepen customer relationships, and deliver exceptional consumer experiences.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Blend Labs, Inc., its subsidiaries in which the Company holds a controlling financial interest, and variable interest entities ("VIE") in which the Company is the primary beneficiary in accordance with the consolidation accounting guidance.

Noncontrolling interest represents the minority stockholder's share of the net income or loss and equity in a consolidated subsidiary. On February 26, 2025, the Company obtained the remaining interest previously held by the minority stockholder thereby extinguishing the noncontrolling interest.
All intercompany balances and transactions have been eliminated in consolidation.

During the first quarter of 2025, the Company classified the results of its previously reported Title segment as discontinued operations in the Company's consolidated financial statements for all periods presented. As a result, the Company operates in a single reportable segment. For further information on the Company's segments, refer to Note 15, *Segment Information*, and Note 16, *Assets Held for Sale and Discontinued Operations*.

Prior period information has been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Actual results may differ from those estimates. Such estimates include, but are not limited to, estimates of variable consideration, evaluation of contingencies, determination of the incremental borrowing rates used in calculations of lease liabilities, determination of fair value of stock-based compensation, determination of fair value of marketable securities, determination of fair value of each of the Series A Preferred Stock and the warrant issued to Brooks Aggregator, L.P. ("Haveli") to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share of Class A common stock (the "Haveli Warrant"), determination of fair values of assets transferred and performance obligations committed to under the strategic partnership agreement, assessment of expected credit losses on notes receivable, valuation of deferred tax assets, valuation of the redeemable noncontrolling interest, determination of fair value of the disposal group, determination of useful lives of tangible and intangible assets and capitalized internal-use software development costs, assessment of impairment of long-lived assets, and valuation of equity securities without readily determinable fair value.

Risks and Uncertainties

The Company has been and may continue to be affected by various macroeconomic factors, including interest rate environment, housing affordability, and worldwide political and economic conditions. The global financial markets have recently experienced extreme volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, rising interest rates, inflation, increases in unemployment rates and uncertainty about economic stability. The real estate environment, including interest rates and the general economic environment, typically impacts the demand for mortgage and mortgage related products. The demand for mortgage and mortgage related products continues to be sensitive to these factors, and Federal Reserve policy or any material changes in interest rates or housing supply are expected to impact overall origination activity levels during 2026. In addition, announcements of new or increased tariffs have contributed to market volatility and could potentially influence consumer confidence and interest rate expectations, which could, in turn, affect the demand for mortgage and consumer financial products.

The Company's operations are principally funded by available liquidity from cash, cash equivalents and investments. The Company has incurred net losses in each period since inception, and its limited operating history in an evolving industry makes it difficult to accurately forecast the impact of macroeconomic or other external factors on its business and may increase the risk that the Company may not be able to achieve or maintain profitability in the future, or otherwise suffers adverse impacts on its operational and financial results.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company places its cash with high credit quality and federally insured institutions. Cash with any one institution may be in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes the exposure to credit risk is not significant. The Company considers all highly liquid investments with an original maturity date of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025 and 2024, cash and cash equivalents consisted of cash, money market accounts, and highly liquid investments with original maturities less than 90 days. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value due to the short-term nature of the investments.

Restricted Cash

The Company has classified cash that is not available for use in its operations as restricted cash. Restricted cash consists primarily of collateral for letters of credit related to security deposits for the Company's office facility lease arrangements. As of December 31, 2025, the Company had no restricted cash. As of December 31, 2024, the Company had restricted cash of $5.0 million, which is presented within prepaid expenses and other current assets on the consolidated balance sheets.

Trade and Other Receivables and Credit Loss Reserves

The Company reports trade and other receivables net of the allowance for credit losses, in accordance with Accounting Standards Codification ("ASC") 326, Financial Instruments—Credit Losses. ASC 326 requires an entity to recognize an allowance that reflects the entity's current estimate of credit losses expected to be incurred over the life of the financial instrument. The Company's estimate of expected credit losses is determined based on expected lifetime loss rates calculated from historical data and adjusted for the impact of current and future conditions, such as the age of outstanding receivables, historical payment patterns, any known or expected changes to the customers' ability to fulfill their payment obligations, or assessment of broader economic conditions that may impact the customers' ability to pay the outstanding balances. As of each of December 31, 2025 and 2024, the reserve for expected credit losses was immaterial. The provision for expected credit losses and the uncollectible portion of the receivables written off against reserve for expected credit losses were immaterial for the years ended December 31, 2025 and 2024.

Marketable Securities

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company's policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

Available-for-sale securities are carried at fair value, with the change in unrealized gains and losses reported as a separate component on the consolidated statements of comprehensive income until realized. Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of the excess, if any, is caused by expected credit losses. Expected credit losses on securities are recognized in other income (expense), net on the consolidated statements of operations and comprehensive income (loss), and any remaining unrealized losses are included in accumulated other comprehensive loss in stockholders' equity. For the purposes of computing realized and unrealized gains and losses, the cost of securities is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of investment income within other income (expense), net. The Company does not measure an

allowance for credit losses on accrued interest receivable and recognizes interest receivable write offs as a reversal of interest income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer and software	3 years

Expenditures for maintenance and repairs are evaluated to determine whether they are capitalizable or should be expensed as incurred. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from their respective accounts.

Capitalized Internal-Use Software

The Company capitalizes certain costs incurred in the development of its platform and product offerings when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project, and (iii) it is probable that the project will be completed and the software will be used to perform the function intended. These capitalized costs include personnel and related expenses, including stock-based compensation, for employees who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases and amortization commences once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the existing software are capitalized, while the costs incurred for minor modifications, as well as training and maintenance are expensed as incurred. The capitalized internal-use software development costs are reported in property and equipment, net, in the consolidated balance sheets. The Company does not transfer ownership of its software, license, or lease the software to third parties. Capitalized internal-use software development costs are amortized using the straight-line method through cost of revenue over an estimated useful life of the software, as the straight-line recognition method best approximates the manner in which the expected benefit will be derived as follows:

Application	3 years
Integration	4 years
Platform	5 years

Leases

The Company measures lease liabilities based on the present value of the total lease payments not yet paid discounted based on the Company's incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The lease liability also includes expected renewal or termination options, if the option is reasonably certain to be exercised. The Company measures right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. The Company's leases do not provide a readily determinable implicit interest rate and the Company uses its incremental borrowing rate to measure the lease liability and corresponding right-of-use asset. The incremental borrowing rate is a fully collateralized rate that considers the Company's credit rating, market conditions, and the term of the lease. The Company accounts for all components in a lease arrangement as a single combined lease component and begins to recognize lease expense when the lessor makes the underlying asset available to the Company. For short-term leases, the Company records rent expense in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term and records variable lease payments as incurred. The Company has no finance leases.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, such as property and equipment and capitalized software development costs, whenever events or changes in circumstances occur that could impact the recoverability of the asset group to which the assets relate. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to

be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred during the application development stage under cloud computing arrangements that are service contracts in accordance with ASC 350-40, *Internal-Use Software*. The capitalized costs are presented within prepaid expenses and other current assets and other non-current assets on the consolidated balance sheets and expensed over the term of the related hosting arrangement service period.

Investment in Non-Marketable Equity Securities

Investment in non-marketable equity securities without readily determinable fair values is recorded at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar investment of the same issuer. During the years ended December 31, 2025 and 2024, the Company recognized a $16.6 million and $4.4 million gain, respectively, as the result of the adjustments to the carrying value of the non-marketable security to reflect observable price changes. The Company determined the adjustment by measuring the security at fair value using the option pricing model ("OPM") as of the date the observable transaction occurred. Observable transactions, such as the issuance of new equity by an investee, are indicators of investee enterprise value and are used to estimate the fair value of the Company's investment in the equity security. An OPM is utilized to allocate value to the various classes of securities of the investee, including classes owned by the Company. Such information, available to the Company from the investee entity, is supplemented with the Company's estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds. The inputs to valuation techniques used to measure fair value of the Company's non-marketable equity security are classified as Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Refer to Note 5, *Significant Balance Sheet Components,* for further information.

At each reporting date, the Company performs a qualitative assessment to evaluate the investment for impairment. If the qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, the carrying amount of the investment is reduced to its fair value. Any adjustments to carrying value based on observable price changes and impairment charges are recorded in other income (expense), net on the consolidated statements of operations and comprehensive income (loss) and the investment is presented within other non-current assets on the consolidated balance sheets.

Investment in Notes Receivable

Investment in notes receivable represents an investment in a privately-held company via convertible promissory notes that are accounted for under ASC 310, *Receivables,* at cost basis, less impairment. At each reporting date, the Company evaluates the collectability of the notes receivable in accordance with ASC 326, *Financial Instruments—Credit Losses*. The notes receivable are presented within other non-current assets on the consolidated balance sheets. Refer to Note 5, *Significant Balance Sheet Components*, for further information.

Equity Method Investments

Investments and ownership interests are accounted for under equity method accounting if the Company has the ability to exercise significant influence, but does not have a controlling financial interest. Significant influence generally exists when an investor owns 20% or more of the voting stock of an incorporated investee or a more than 3% to 5% interest in an unincorporated investee. Equity method investments are measured at cost minus impairment, if any, plus or minus the Company's share of equity method investee income or loss, additional investments in the entity, and distributions. The Company's proportionate share of the income or loss from equity method investments is typically recognized on a one-quarter lag in the Consolidated Statements of Operations due to investee reporting cycle timing. The Company assesses its investment for other-than-temporary impairment when events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable and recognizes an impairment loss to adjust the investment to its then-current fair value.

Noncontrolling Interest - Held for Sale from Discontinued Operations

The Company's 90.1% ownership of Title365 resulted in recognition of a 9.9% noncontrolling interest, which represented the minority stockholder's share of the net income and equity in Title365. The Title365 stockholders agreement included a provision whereby the Company had a call option to purchase the 9.9% noncontrolling interest at a purchase price equal to the greater of (1) $49.5 million plus an amount of interest calculated using an interest rate of 5.0% per annum compounding annually; or (2) 4.4 multiplied by the trailing 12-month EBITDA multiplied by the noncontrolling interest ownership percentage (the "Title365 Call Option"). The Title365 Call Option became exercisable on June 30, 2023. The noncontrolling interest holder also held an option to compel the Company to purchase the remaining 9.9% noncontrolling interest at a price calculated in the same manner as the Title365 Call Option (the "Title365 Put Option"). The Title365 Put Option was exercisable beginning 5 years following the acquisition closing date. Neither the Title365 Call Option nor the Title365 Put Option had an expiration date. However, pursuant to the Title365 stockholders agreement, the Company also had certain bring-along rights that it could exercise under certain circumstances, which may have resulted in the Title365 Put Option being extinguished. As the Title365 Put Option was not solely within the Company's control, the Company classified this interest as redeemable noncontrolling interest ("RNCI") within the mezzanine equity section of the consolidated balance sheets. The RNCI was accreted to the redemption value under the interest method from the acquisition date through the date the Title365 Put Option became exercisable. At each balance sheet date, the RNCI was reported at the greater of the initial carrying amount adjusted for the RNCI's share of earnings or losses and other comprehensive income or loss, or its accreted redemption value. The changes in the redemption amount were recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. For each reporting period, the entire periodic change in the redemption amount was reflected in the computation of net income (loss) per share under the two-class method as being akin to a dividend.

On February 26, 2025, the Company entered into a multi-contract arrangement (the "Arrangement") with the holder of the 9.9% noncontrolling interest in Title365 (the "Counterparty"), pursuant to which such holder assigned its 9.9% noncontrolling interest to Title365, and terminated the Title365 stockholders agreement with the Company. The transaction resulted in the termination of the Company's obligations associated with the Title365 Put Option, which had a redemption amount, as if it was then-currently redeemable, of $59.2 million and $58.7 million as of February 26, 2025 and December 31, 2024, respectively. In return, the Company terminated its non-compete and non-solicit agreement with the Counterparty, allowing the Counterparty to pursue business opportunities relating to the title insurance industry. Furthermore, in conjunction with the Arrangement, the Company and the Counterparty executed an amendment to an existing revenue subscription arrangement, whereby the Counterparty committed to a certain minimum amount of consideration for access to the Company's platform, updated pricing, and an extension of the existing arrangement's contractual term.

The termination of the Company's obligations associated with the Put Option resulted in a reclassification of $53.5 million from redeemable noncontrolling interest to $52.7 million of additional paid-in capital. The remaining $0.8 million represents the non-cash consideration in the Arrangement related to the assignment of the noncontrolling interest to Title365, which was recorded as deferred revenue to be recognized over the term subscription arrangement.

Series A Preferred Stock

On April 29, 2024, the Company entered into an Investment Agreement (the "Investment Agreement") with Haveli and issued 150,000 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock is classified as mezzanine equity due to the redemption features that are not solely within the Company's control. The Series A Preferred Stock is accreted to its maximum redemption value over the seven year term, using the effective interest method. The increases in the redemption amount are recorded with corresponding adjustments against additional paid-in capital, in the absence of retained earnings. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net loss per share under the two-class method as being akin to a dividend, by reducing the income (or increasing the loss) attributable to common stockholders. The Series A Preferred Stock is a participating security for purposes of applying the two-class method when calculating earnings per share in periods of net income. Refer to Note 14, *Net Loss per Share*, for further information.

Debt and Debt Issuance Costs

The carrying value of the Company's term loan is presented net of debt issuance costs and discount relating to the issuance of preferred stock warrant. These costs are amortized as a non-cash component of interest expense using the effective interest method over the term of the loan. Unamortized debt issuance costs that exist upon the extinguishment of debt are expensed proportionally to the amount of debt extinguished and the resulting loss on extinguishment is presented within other income (expense), net on the consolidated statement of operations and comprehensive income (loss). On April 29, 2024, in connection with the issuance of the Series A Preferred Stock, the Company paid approximately $146.1 million to repay all amounts outstanding and payable under the Credit Agreement, including the exit fee of $4.5 million, and terminated the Credit Agreement. Refer to Note 8, *Debt*, for further information.

Segment Information

The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the CODM evaluates the results and allocates the Company's resources.

During the first quarter of 2025, the Company classified the results of its previously reported Title segment as discontinued operations in its consolidated statement of operations. Refer to Note 16, *Assets Held for Sale and Discontinued Operations*, for additional details. As a result, the Company now operates in a single operating segment and a single reportable segment. This segment reporting change reflects a corresponding change in how the CODM reviews financial information in order to allocate resources and assess performance. The comparative prior period amounts have been reclassified to conform to current period presentation.

Consolidated Variable Interest Entity

The Company determines, at the inception of each arrangement, whether an entity in which it has made an investment or in which it has other variable interest is considered a VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to direct the activities that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary. If the Company is not deemed to be the primary beneficiary of a VIE, the Company accounts for the investment or other variable interest in a VIE in accordance with applicable U.S. GAAP.

The Company has variable interest in an entity that provides certain back office support services to the Company using a cost-plus pricing model. As of December 31, 2025, the Company's consolidated financial statements include a right-of-use asset and a corresponding lease liability, in the amount of $1.6 million and $1.5 million respectively, related to an office lease held by a VIE.

Share repurchases

All repurchased shares under the share repurchase program are retired. The retired shares are equivalent to authorized, unissued shares and are no longer considered to be outstanding or held in treasury. The excess purchase price over par value for share repurchases is recorded to additional paid-in-capital.

Assets Held for Sale and Discontinued Operations

The Company classifies assets and liabilities as held for sale ("disposal group") when management, having the authority to approve the action, commits to a plan to sell the disposal group, the sale is probable to be completed within one year, and the disposal group is available for immediate sale in its present condition. The Company also considers whether an active program to locate a buyer has been initiated, whether the disposal group is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company measures a disposal group that is classified as held for sale at the lower of its carrying amount or fair value less costs to sell. With the exception of the full impairment of the intangible assets in the amount of $2.0 million, as disclosed in Note 16, *Assets Held for Sale and Discontinued Operations,* there was no loss recognized related to the disposal group for the year ended December 31, 2025. Gains are not recognized until the date of sale. Assets are not depreciated or amortized while they are classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group as assets held for sale and liabilities held for sale in its consolidated balance sheets.

If the disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, represents a strategic shift that has or will have a major effect on the Company's operations and financial results, the operating profits or losses of the component when classified as held for sale, and the gain or loss upon disposition of the component, are presented as discontinued operations in the consolidated statements of operations. As of December 31, 2025, the operations of the Company's Title segment met the criteria to be classified as held for sale and presented as discontinued operations. Refer to Note 16, *Assets Held for Sale and Discontinued Operations,* for additional information.

Revenue Recognition

Overview

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires the Company to recognize revenue upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If consideration promised in a contract includes a variable amount, for example, overage fees, credits, price concessions or incentives, the Company includes an estimate of the amount it expects to receive only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company determines the amount of revenue to be recognized through the application of the following five-step model:

- Identification of the contract, or contracts, with a customer — A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance, and (iii) it is determined that collection of substantially all consideration for services that are transferred is probable based on the customer's intent and ability to pay the promised consideration when it is due.

- Identification of the performance obligations in the contract — Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct within the context of the contract, whereby the transfer of the services is separately identifiable from the other promises in the contract. To the extent that a contract includes multiple promised services, the Company applies judgment to determine whether promised services are capable of being distinct and distinct within the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The Company has concluded that promised services included in its contracts with multiple performance obligations are distinct.

- Determination of the transaction price — The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in subscription arrangements, the Company considers historical experience and other external factors that may impact the expectation

of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Revenue is presented net of any taxes collected from customers and remitted to governmental authorities.

- Allocation of the transaction price to the performance obligations in the contract — The Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised service separately to a customer. In instances where the Company does not sell or price a service separately, the Company estimates the SSP by considering available information such as market conditions, internally approved pricing guidelines, and the underlying cost of delivering the performance obligation. Judgment is required to determine the SSP for each distinct performance obligation.

- Recognition of revenue when the performance obligation is satisfied — For each performance obligation identified, the Company determines at contract inception whether it satisfies the performance obligation over time or at a point in time.

The Company delivers its cloud-based software platform as a service. The Company's arrangements do not provide the customers with a contractual right to take possession of the Company's cloud-based software products at any point in time.

In 2023, the Company introduced a consumption-based pricing model for mortgage-related and consumer banking products to better meet the needs of its customers. With the consumption-based pricing model, customers typically enter into one to three year arrangements ("consumption-based arrangements") that include a fixed annual commitment, which represents a portion of a customer's expected annual usage that is consumed at specified prices for each product. Under consumption-based arrangements, the Company typically bills its customers quarterly, semi-annually, or annually in advance of their consumption. To the extent customers consume completed transactions in excess of the pre-purchased amount, they are charged for their incremental usage billed as overages monthly in arrears. Consumption-based arrangements typically permit customers to rollover any unused amount to the subsequent renewal year, generally on the commitment to pre-purchase additional consumption. Therefore, under consumption-based arrangements, the nature of the Company's promise to customers is to provide a specified quantity of services. Consumption-based arrangements are generally non-cancelable during the contract term.

The Company also offers usage-based arrangements, in which customers pay a variable amount for completed transactions at specified prices. Under the usage-based arrangements, the Company bills its customers for completed transactions monthly in arrears. The Company recognizes revenue under these arrangements as customers consume completed transactions, such as a funded loan, new account opening, or closing transaction. Completed transaction fees for mortgage-related and consumer banking products, including ancillary products (e.g., income verification and close products), are determined by the number and type of software platform components that are needed to support each product offering. Usage-based arrangements generally can be terminated at any time by the customer.

The Company continues to recognize revenue generated from subscription arrangements where customers pay fees for the ability to access the Company's platform. Under subscription-based arrangements, customers commit to a minimum number of completed transactions at specified prices over the contract term. For subscription-based arrangements, the Company estimates variable consideration, which takes into account historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Subscription arrangements are generally non-cancelable during the contract term and do not provide the contractual right to take possession of the software at any point in time. The Company begins recognizing revenue when access to the platform is provisioned to customers for an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Access to the platform represents a series of distinct services as the Company continually provides access to the platform, fulfills its obligation to the customer over the non-cancelable contractual term, and the customer receives and consumes the benefit of the platform throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. Under its subscription arrangements, the Company typically bills customers for any committed amounts quarterly, semi-annually or annually in advance and for overages beyond a customer's contracted minimum number of completed transactions on a monthly or quarterly basis in arrears. The Company recognizes fees for subscription arrangements ratably over the non-cancelable contract term of the arrangement as subscription services are provided.

Certain customer contracts also include access to Blend Builder, which provides customers with a set of low-code, drag-and-drop design tools, modular components and integrations to allow them to create and deploy their own new product offerings. The Company typically invoices customers annually in advance for access to Blend Builder and recognizes revenue allocated to Blend Builder ratably over the contract term.

Certain customer contracts include access to third-party services offered through the Company's marketplace partner ecosystem and integrated into the Company's platform. For these partner-provided services, the Company evaluates whether it is the principal or the agent in the arrangement and presents revenue on a gross basis when the Company controls the specified service before it is transferred to the customer, or on a net basis when the Company's performance obligation is to arrange for the specified service to be provided by the marketplace partner. In making this determination, the Company considers whether it is primarily responsible for fulfillment of the specified service and whether it has discretion in establishing the price charged to the customer, among other factors.

The Company also generates revenue from marketplace partners through arrangements under which partners pay a combination of fixed and variable fees for access to the Company's platform and distribution capabilities. Variable fees are typically received in arrears and fixed fees are typically billed in advance. Revenue is generally recognized ratably over the term of the arrangement.

The Company also recognized revenue, to a lesser extent, from professional services and premier support. Professional services revenue consists of fees for services related to helping customers deploy, configure, and optimize the use of the Company's technology. These services include consulting, project management, system integration, data migration, process enhancement, and training. Professional services contracts are priced either on a fixed price basis and billed in full at the beginning of the contract term or on a time-and-materials basis and billed monthly in arrears. Professional services revenues for contracts on a fixed price basis are recognized on a proportional performance basis, which measures the service hours performed to date relative to the total expected hours to completion. Professional services revenues for contracts on a time-and-materials basis are recognized as services are delivered.

Premier support revenue consists of fees for various services provided as part of a support package, such as email and chat support, unlimited quantity of service requests, developer assist API support, VIP support escalation line, phone/web conference support, and advanced configuration support. Premier support contracts are typically billed annually in advance and recognized ratably over time as a stand-ready performance obligation.

Contract assets

The Company records a contract asset when revenue recognized on its subscription arrangements and professional services contracts exceeds billable amounts under the contract. Contract assets are included in prepaid expenses and other current assets in the Company's consolidated balance sheets.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition. Balances consist primarily of amounts prepaid under subscription and consumption-based arrangements and professional services not yet provided as of the balance sheet dates. Amounts that will be recognized during the succeeding 12-month period are recorded as deferred revenue, current, and the remaining portion, if any, is recorded as deferred revenue, non-current. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing its services, not to receive financing from its customers or to provide customers with financing.

Deferred Contract Costs

The Company capitalizes incremental and recoverable costs of obtaining contracts with customers as deferred contract costs, which consist of sales commissions paid to the Company's sales force. The Company applies the practical expedient to expense sales commissions as incurred when the amortization period is one year or less.

Sales commissions paid to obtain renewal contracts are not considered commensurate with commissions paid for new contracts. Therefore, deferred contract costs are amortized on a straight-line basis over an estimated period of benefit of five years, which includes subsequent renewal periods. The Company determined the period of benefit by taking into consideration customer attrition and estimated technology life cycles. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations and comprehensive income (loss).

The Company evaluates the period of benefit for its new revenue contracts on an annual basis, and reviews deferred contract costs for impairment as of each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Cost of Revenue

Software-related costs of subscribed hosting, support, and costs of delivering professional services are expensed as incurred. Costs of subscribed hosting and support are comprised of third-party web hosting costs and software licenses, customer support, and other customer related activities. Costs of professional services consist primarily of personnel and related direct costs, including employee salaries, payroll taxes, business expenses (e.g., employee travel and lodging expenses for customer projects), as well as allocated overhead. Amortization of capitalized internal-use software development costs is also included within cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded $3.5 million, $1.8 million and $3.9 million in advertising expense for the years ended December 31, 2025, 2024 and 2023, respectively, as part of sales and marketing expenses in the consolidated statements of operations and comprehensive income (loss).

Research and Development Costs

Research and development costs within the consolidated statements of operations and comprehensive income (loss) are comprised of personnel costs, including stock-based compensation expense, associated with the Company's product and engineering personnel responsible for the design, development, and testing of the product, depreciation of equipment used in research and development and allocated facilities and information technology costs. Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes its stock-based compensation in accordance with ASC 718, *Stock Compensation*, which requires compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period.

The Company primarily grants RSUs and has historically granted stock option awards to its employees that vest upon the satisfaction of a service condition. The requisite service period of the stock awards is generally the vesting period. The Company accounts for forfeitures as they occur.

Certain stock options granted to the Company's Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions. In July 2021, the first tranche of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche.

The Company also grants restricted stock units with performance vesting conditions ("PSUs") to certain senior executives. The PSUs will vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. The Company estimates the grant date fair value and the requisite service period of the PSUs using a Monte Carlo simulation model.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are measured using enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets that, based on all available positive and negative evidence, are not expected to be realized. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, the anticipated reversal or expiration dates of the deferred tax assets and tax planning strategies.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than a 50% likelihood of being sustained.

Restructuring Charges

The restructuring charges consist primarily of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs associated with the Company's workforce reduction plans, as well as facilities restructuring costs. Employee termination benefits are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits is probable and reasonably estimable. Charges related to facilities restructuring actions are comprised of costs related to early termination of the lease agreement and impairment of the right-of-use asset in connection with the abandonment of the property incurred in the year ended December 31, 2024.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2025 consists primarily of $16.6 million gain on investment on non-marketable equity securities due to an observable price change as well as income earned from the Company's investment portfolio of $3.7 million.

Other income (expense), net for the year ended December 31, 2024 consists primarily of $9.2 million gain on sale of insurance business in connection with the strategic partnership, a $4.4 million gain on investment on non-marketable equity securities due to an observable price change, income earned from the Company's investment portfolio of $5.4 million, offset by a $5.5 million loss on extinguishment of debt and a $0.6 million loss on transfer of the subsidiary in India.

Other income (expense), net for the year ended December 31, 2023 consists primarily of income earned from the Company's investment portfolio of $11.4 million, offset by a loss on the partial extinguishment of debt of $4.0 million.

Employee Benefit Plan

The Company maintains a 401(k) plan that covers all eligible employees in the United States. Employer matching contributions are discretionary. The Company, at its discretion, may match a percentage of the employee contributions. The Company recognized a contribution expense of $1.4 million, $1.6 million and $2.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities, trade accounts receivable, and notes receivable. The Company maintains its cash equivalents primarily in money market funds and highly liquid investments that are issued or guaranteed by the United States government or its agencies. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $43.6 million and $38.0 million, respectively, and included $2.0 million and $2.2 million, respectively, of cash held in a foreign jurisdiction. Collateral is not required for trade accounts receivable.

The following customers comprised 10% or more of the Company's revenue for the following periods:

| | Year Ended December 31, | | |
Customer	2025	2024	2023
A	14%	10%	6%

The following customers comprised 10% or more of the Company's trade and unbilled receivables:

Customer	December 31, 2025	December 31, 2024
B	11%	8%
C	1%	11%

Fair Value Measurement

The Company measures its cash and cash equivalents, marketable securities, trade and other receivables, accounts payable, and other current liabilities at fair value on a recurring basis. In addition, the Company measures certain other assets, including intangible assets and investments in equity securities without readily determinable fair values, at fair value on a nonrecurring basis.

The Company reports its investments in cash equivalents and marketable securities at fair value on the consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company's assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation. The estimated fair value of trade and other receivables, accounts payable, and other current liabilities approximate their respective carrying values due to their short term nature.

JOBS Act Accounting Election

As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies (that is, those that have not had a Securities Act of 1933, as amended (the "Securities Act"), registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Company intends to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures.* This update improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The Company adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 13, *Income Taxes,* for the expanded disclosures required under this ASU. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU No.2025-05, *Financial Instruments-Credit Losses (Topic 326)*. This update affects the practical expedient when estimating expected credit losses on current accounts receivables and current contract assets arising from transactions under Topic 606. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. The early adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses*. This update improves the disclosures about a public entity's expenses, primarily through additional disclosures of specific information about certain costs and expenses in the notes to financial statements. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40)*. This update removes all references to prescriptive and sequential software development stages throughout Subtopic 350-40. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company intends to early adopt this ASU as of January 1, 2026 using prospective transition method. The Company expects that the adoption of ASU 2025-06 will result in a decrease in the amount of software costs eligible for capitalization as certain agile development activities may not meet the 'probable-to-complete' threshold as early as they did under the legacy stage-based model, particularly for projects involving novel technology.

In November 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. This amendment results in a comprehensive list of interim disclosures that are required by GAAP, which includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

3. Revenue Recognition and Contract Costs

Disaggregation of Revenue

The following table provides information about disaggregated revenue by service offering:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Blend Platform:			
Mortgage Suite	$ 69,223	$ 73,257	$ 77,574
Consumer Banking Suite	45,223	33,657	23,630
Total software platform	114,446	106,914	101,204
Professional services	9,139	8,848	8,345
Total revenue	$ 123,585	$ 115,762	$ 109,549

Blend Labs, Inc.
Notes to Consolidated Financial Statements

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers:

Contract Accounts	Balance Sheet Line Reference	December 31, 2025	December 31, 2024
		(In thousands)	
Contract assets—current	Prepaid expenses and other current assets	$ 5,266	$ 2,539
Contract liabilities—current	Deferred revenue, current	$ (19,385)	$ (19,240)

There were no long-term contract assets or deferred revenue as of December 31, 2025 and December 31, 2024.

During the years ended December 31, 2025 and 2024, the Company recognized $15.4 million and $7.3 million, respectively, of revenue that was included in the deferred revenue balance at the beginning of each respective period.

During the years ended December 31, 2025 and 2024, the Company recognized revenue of approximately $0.5 million and $0.3 million, respectively, related to performance obligations satisfied in previous periods. The revenue recognized from performance obligations satisfied in the prior periods primarily related to changes in the transaction price, including changes in the estimate of variable consideration.

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations was $189.4 million. These remaining performance obligations represent commitments in customer contracts for services expected to be provided in the future that have not been recognized as revenue. The expected timing of revenue recognition for these commitments is largely driven by the Company's ability to deliver in accordance with relevant contract terms and when the Company's customers utilize services, which could affect the Company's estimate of when the Company expects to recognize revenue for these remaining performance obligations. The Company expects to recognize approximately half of the remaining performance obligations as revenue over the next 12 months. The Company expects the majority of non-current remaining performance obligations to be recognized over the next 13 to 24 months.

Deferred Contract Costs

As of December 31, 2025 and 2024, total unamortized deferred contract costs were $5.2 million and $4.2 million, respectively, of which $1.8 million and $1.3 million was recorded within prepaid expenses and other current assets and $3.4 million and $2.9 million was recorded within deferred contract costs, non-current, on the consolidated balance sheets.

The amortization of deferred contract costs was $1.6 million, $1.1 million and $3.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Strategic Partnership and Sale of Insurance Business

On September 30, 2024, the Company entered into a multi-element transaction with Covered Insurance Solutions which included a strategic partnership agreement as well as the sale of the Company's insurance business. As part of the strategic partnership agreement, the Company granted a five-year term license allowing Covered Insurance Solutions to integrate its insurance solutions into the Company's platform for an annual fixed fee plus variable charges. The Company has determined the term license is a performance obligation under ASC 606, *Revenue from Contracts with Customers*.

4. Investments and Fair Value Measurements

The carrying amount, unrealized gain and loss, and fair value of investments by major security type were as follows:

| | December 31, 2025 | | | |
	Amortized Cost	Gross Unrealized Gain	Fair Value	Fair Value Hierarchy
	(In thousands)			
Cash equivalents:				
Money market funds	$ 29,639	$ —	$ 29,639	Level 1
Total cash equivalents	29,639	—	29,639	
Marketable securities:				
U.S. treasury and agency securities	24,655	84	24,739	Level 2
Total marketable securities	24,655	84	24,739	
Total	$ 54,294	$ 84	$ 54,378	

| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gain	Fair Value	Fair Value Hierarchy
	(In thousands)			
Cash equivalents:				
Money market funds	$ 7,112	$ —	$ 7,112	Level 1
Commercial paper	19,162	—	19,162	Level 2
Total cash equivalents	26,274	—	26,274	
Marketable securities:				
U.S. treasury and agency securities	31,160	92	31,252	Level 2
Commercial paper	12,244	—	12,244	Level 2
Debt securities	12,643	94	12,737	Level 2
Total marketable securities	56,047	186	56,233	
Restricted cash, current:				
Money market funds	5,023	—	5,023	Level 1
Total	$ 87,344	$ 186	$ 87,530	

Restricted cash that is not available for use in operations consisted of $5.0 million collateral for standby letters of credit related to the Company's office lease facilities as of December 31, 2024.

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

The fair value of the Company's investments in money market funds classified as Level 1 of the fair value hierarchy is based on real-time quotes for transactions in active exchange markets involving identical assets. The fair value of the Company's investments in commercial paper and marketable securities classified as Level 2 of the fair value hierarchy is based on quoted market prices for similar instruments.

The following table summarizes the stated maturities of the Company's marketable securities and other investments:

	December 31, 2025		December 31, 2024	
	(In thousands)			
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 10,446	$ 10,470	$ 35,422	$ 35,477
Due after one year through two years	14,209	14,269	20,625	20,756
Total marketable securities and other investments	$ 24,655	$ 24,739	$ 56,047	$ 56,233

The Company evaluates marketable securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or other factors. The Company considers the extent to which the fair value is less than cost, the financial condition and near-term prospects of the security issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company does not have an intent to sell any of these securities prior to maturity and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the securities approach their maturity date. Accordingly, the Company believes that generally the unrealized losses are due to noncredit-related factors, including changes in interest rates and other market conditions, and therefore no impairment charges or allowance for credit losses have been recognized in the Company's consolidated statements of operations for the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company had no securities in an unrealized loss position, nor any securities in a continuous unrealized loss position for twelve months or greater. The Company determines realized gains or losses on the sale of marketable securities based on a specific identification method.

The Company recognized interest income from its investment portfolio of $3.7 million, $5.3 million and $11.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Accrued interest receivable related to marketable securities is $0.3 million and $0.4 million, as of December 31, 2025 and 2024, respectively, and is presented within prepaid expenses and other current assets on the consolidated balance sheets. The Company does not measure an allowance for credit losses on accrued interest receivable and recognizes interest receivable write offs as a reversal of interest income. No accrued interest was written off during the years ended December 31, 2025, 2024 and 2023.

5. Significant Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
Contract assets	$ 5,266	$ 2,539
Deferred contract costs	1,812	1,277
Prepaid software	3,985	2,831
Prepaid insurance	1,289	1,291
Prepaid other	1,574	2,229
Restricted cash	—	5,023
Other current assets	1,195	1,535
Total prepaid expenses and other current assets	$ 15,121	$ 16,725

Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
Computer and software	$ 1,367	$ 783
Capitalized internal-use software	26,059	12,041
Total property and equipment, gross	27,426	12,824
Accumulated depreciation and amortization	(4,429)	(1,152)
Total property and equipment, net	$ 22,997	$ 11,672

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $0.2 million, $0.8 million and $1.5 million, respectively.

Amortization of capitalized internal use software development costs for years ended December 31, 2025 and 2024 was $3.1 million and $0.5 million, respectively. There was no amortization of capitalized internal use software development costs for the year ended December 31, 2023.

Impairment of capitalized internal use software was immaterial for the year ended December 31, 2025. There was no impairment for the years ended December 31, 2024 and 2023.

Other Non-Current Assets

Other non-current assets consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
Investments in non-marketable equity securities	$ 30,380	$ 9,801
Notes receivable	—	10,500
Equity method investment	9,692	—
Other non-current assets	1,353	1,605
Total non-current assets	$ 41,425	$ 21,906

Investments in Non-Marketable Equity Securities

The Company holds 103,611 shares of Series Growth 1a Preferred Stock received in exchange for an investment of cash in a privately-held company. This investment in the equity securities without readily determinable fair value is measured at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar investment of the same issuer.

As of December 31, 2025, the carrying value of this investment was $26.4 million, inclusive of a cumulative upward adjustment of $23.9 million, of which $16.6 million was recognized as a gain in 2025 to reflect observable price changes. As of December 31, 2024, the carrying value of the investment was $9.8 million, inclusive of a cumulative upward adjustment of $7.3 million, of which $4.4 million was recognized in 2024 to reflect observable price changes.

The gain resulting from the adjustment to the carrying value of the non-marketable security is presented within other income (expense) in the consolidated statements of operations and comprehensive income (loss). There were no impairments for the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2025, the Company made a cash investment in exchange for Series A Preferred Units in a privately-held company. The investment in the equity securities without readily determinable fair value is measured at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar instrument of the same issuer. As of December 31, 2025, the carrying value of this investment was $4.0 million. No observable price changes have been identified for this investment to date.

Notes Receivable and Equity Method Investment

In 2021, the Company made a $3.0 million investment in a privately-held company via a convertible promissory note ("2021 Note"). In 2023, the Company made an additional $2.5 million investment into the issuer via another convertible promissory note ("2023 Note"). In 2024, the Company made an additional $5.0 million investment into the issuer via a third convertible promissory note ("2024 Note"). Interest accrues at 2% per annum for the 2021 Note and 2023 Note, and 4% per annum for the 2024 Note, and outstanding principal and accrued interest is due and payable at the earliest of (i) 60 months from the execution of each note, respectively, (ii) an initial public offering, or (iii) change in control, unless otherwise converted to shares of the issuer. The outstanding principal and unpaid accrued interest on the notes is convertible into 4,500,000 shares of the issuer's Series Seed Preferred Stock, 2,192,308 shares of the issuer's Series A Preferred Stock and 4,384,615 shares of the issuer's Voting Series B Preferred Stock, respectively, at the option of the issuer, upon a change in control, upon the issuer's initial public offering, or upon a qualified equity financing. The conversion options are not bifurcated from the promissory notes as the options do not meet the net settlement criteria of a derivative instrument due to the options not being readily convertible to cash. The Company also has a call option to merge the issuer with the Company for aggregate consideration of $1.0 billion if exercised prior to November 18, 2029 or 11 times the issuer's last 12 months of aggregate gross revenue if exercised on or after November 18, 2029. The value of the call option was determined to be inconsequential.

During the fourth quarter of 2025, the entire balance of the promissory note plus all accrued interest were converted into 1,846,153 Class A and 9,230,770 Class B units of the privately-held company. Subsequent to the conversion, all Class A units were sold to a third party for $2.3 million in cash, and the Company recognized a $9.7 million equity method investment based on the fair value of retained Class B units. The conversion resulted in a gain of $0.8 million which is presented within other income (expense), net in the accompanying consolidated statements of operations and comprehensive income (loss). After these transactions, Company holds a fully-diluted equity interest of 19% in the privately-held company as of December 31, 2025. The carrying value of the equity method investment exceeded the Company's share of the investee's underlying net assets by approximately $6.7 million at December 31, 2025. This basis difference is primarily related to goodwill and is not amortized.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred during the application development stage under cloud computing arrangements that are service contracts. The carrying value of the capitalized costs was $0.2 million as of December 31, 2025 and 2024, of which $0.1 million is presented within prepaid expenses and other current assets, and $0.1 million is presented within other non-current assets on the consolidated balance sheets for each period. Amortization of capitalized implementation costs is recognized on a straight-line basis over the term of the associated hosting arrangement when it is ready for its intended use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
Accrued expenses	$ 2,835	$ 2,116
Accrued professional fees	1,571	1,392
Accrued connectivity fees	3,951	3,489
Operating lease liabilities, current portion	254	2,660
Other	261	83
Total other current liabilities	$ 8,872	$ 9,740

Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
Operating lease liabilities, non-current	$ 1,223	$ —
Other	192	278
Total other non-current liabilities	$ 1,415	$ 278

6. Leases

The Company leases its facilities under non-cancelable operating leases with various expiration dates. Leases may contain escalating payments.

The Company's total operating lease costs were $2.0 million, $4.9 million and $5.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2024, the Company incurred an additional $1.2 million net charge related to an early termination of one of its leases. Refer to Note 12, *Restructuring,* for details.

The Company's total operating lease costs included variable costs in the amount of $1.3 million, $2.1 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Variable lease costs are primarily comprised of maintenance costs and are determined based on the actual costs incurred during the period. Variable lease payments are expensed in the period incurred and not included in the measurement of lease assets and liabilities. The Company's total operating lease costs also include short-term lease costs in the amount of $0.8 million, $0.1 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025 and 2024, the weighted average remaining operating lease term was 4.3 years and 0.8 years, respectively. The weighted average discount rate used to estimate operating lease liabilities for leases that existed as of December 31, 2025 and 2024 was 10.8% and 6.8%, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $3.3 million, $4.2 million and $4.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2024, the Company made an additional $1.4 million cash payment related to an early termination fee. Refer to Note 12, *Restructuring,* for details.

As of December 31, 2025, maturities of operating lease liabilities were as follows:

		(In thousands)
2026	$	396
2027		417
2028		437
2029		458
2030		142
Thereafter		—
Total lease payments		1,850
Less: imputed interest		(373)
Total operating lease liabilities	$	1,477

7. Commitments and Contingencies

Purchase Commitments

The Company has future minimum purchase obligations under arrangements with third parties who provide hosting infrastructure services, cloud services, and software as a service ("SaaS") solutions to support our business operations.

The future non-cancelable purchase obligations, which were not recognized on the Company's consolidated balance sheet as of December 31, 2025, were as follows:

Year ending December 31,		*(In thousands)*
2026	$	2,042
2027		1,349
2028		154
2029		—
2030		—
Total	$	3,545

Contingencies

From time to time and in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. The litigation contingencies, if realized, could have a material negative impact on the Company's financial condition, results of operations, and cash flows. The Company recognizes a provision for litigation losses when a contingent liability is probable and the amount thereof is estimable. Costs associated with the Company's involvement in legal proceedings are expensed as incurred. Amounts accrued for litigation contingencies are based on the Company's best estimates, assessments of the likelihood of damages, and the advice of counsel and often result from a series of judgments about future events and uncertainties that rely heavily on estimates and assumptions, therefore the actual settlement amounts could differ from the estimated contingency accrual and result in additional charges or reversals in future periods. There was no litigation contingency accrual as of December 31, 2025. The Company had a litigation contingency accrual of $0.3 million as of December 31, 2024.

Warranties, Indemnifications, and Contingent Obligations

The Company's platform, products, and services are generally warranted to perform substantially as described in the associated documentation and to satisfy defined levels of uptime reliability. The service-level agreements that provide for defined levels of uptime reliability and performance permit the customers to receive credits or to terminate their agreements in the event that the Company fails to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of reliability and performance as a result of those agreements and historically the Company has not incurred any material costs associated with warranties. Accordingly, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements as of December 31, 2025 or December 31, 2024.

The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with business partners, contractors, customers, and landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2025 or December 31, 2024.

The Company has agreed to indemnify its officers and directors to the fullest extent permitted by its amended and restated bylaws and the General Corporation Law of the State of Delaware for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The coverage applies only to acts that occurred during the tenure of the officer or director and has an unlimited term. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

8. Debt

As of December 31, 2025 and 2024, the Company had no outstanding debt.

On June 30, 2021, in connection with the closing of the acquisition of Title365, the Company entered into a credit agreement, as amended from time to time (the "Credit Agreement"), which provided for a $225.0 million senior secured term loan (the "Term Loan") and a $25.0 million senior secured revolving credit facility (the "Revolving Facility"). The Revolving Facility included $10.0 million sublimit for the issuance of letters of credit. The Revolving Facility also included a swingline sub-facility (the "Swingline Facility") that accommodated same-day borrowing of base rate loans. The sublimit for the Swingline Facility was $5.0 million.

The Term Loan was fully drawn at closing to provide, in part, the cash consideration paid in connection with the acquisition of Title365. The Term Loan was funded and the cash consideration was transferred on July 1, 2021. The Term Loan maturity date was June 30, 2026, and the full principal amount was due at maturity. No amortization payments were required with respect to the Term Loan.

The borrowings under the Term Loan accrued interest at a floating rate which were, at the Company's option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The Term SOFR rate applicable to the Term Loan was subject to a floor of 1.00%, and the base rate was subject to a floor of 2.00%. The base rate for any day was a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.50%, (ii) the rate of interest for such day as published in the Wall Street Journal as the "prime rate," and (iii) the adjusted Term SOFR rate for a one-month interest period, plus 1.00%. Interest was payable in arrears for the elected specified interest period.

Under the Revolving Facility, the Company was required to pay a commitment fee of 0.50% per annum of the unused commitments.

The Company was also required to pay letter of credit fees, customary fronting fees, and other customary documentary fees in connection with the issuance of letters of credit.

The Company incurred approximately $5.7 million of debt issuance costs in connection with the Term Loan, which had been deferred, and the remaining unamortized portion of these costs was presented as a reduction of long-term debt on the consolidated balance sheet as of December 31, 2023.

In connection with the Credit Agreement, the Company issued a Series G preferred stock warrant to purchase 598,431 shares of Class A common stock at an exercise price per share of $13.827822 (the "Series G Warrant"). The terms of the warrant agreement for the Series G Warrant provide the holder with an option to net settle if the fair value of Class A common stock is greater than the exercise price. The net shares to be issued in a cashless exercise will be based on the fair value of the Company's Class A common stock at the time the Series G Warrant is exercised. As of December 31, 2025 and 2024, the Series G Warrant has not been exercised. The Series G Warrant will expire 10 years from the issue date. The proceeds from the issuance of debt were allocated between the Term Loan and the Series G Warrant based on their relative fair values, resulting in a debt discount of approximately $6.8 million for the amount allocated to the Series G Warrant and accounted for as paid-in capital.

In October 2022, the Company entered into the First Amendment (the "Amendment") to the Credit Agreement. The Amendment replaced the reference rate from LIBOR to SOFR as a result of the expected cessation of LIBOR and in accordance with the Credit Agreement.

On November 27, 2023, the Company entered into the Second Amendment to the Credit Agreement (the "Second Amendment"), which amended the Credit Agreement to, among other things, (i) terminate the Revolving Facility and (ii) amend the maturity date of the Term Loan to provide for a springing maturity extension to June 30, 2027, in the event that certain conditions were satisfied. These conditions had not been met as of the date of the termination of the Credit Agreement. In connection with the Second Amendment, the Company voluntarily prepaid outstanding Term Loan under the Credit Agreement in an aggregate principal amount of $85.0 million.

For the year ended December 31, 2023, in connection with prepayment made under the Second Amendment, the Company recognized approximately $4.0 million loss, consisting of the proportionate write-off of unamortized debt issuance costs and debt discounts due to the partial extinguishment of the Term Loan and the write off of unamortized portion of debt issuance costs related to the termination of the Revolving Facility.

On April 29, 2024, in connection with the issuance of the Series A Preferred Stock, the Company paid approximately $146.1 million to repay all amounts outstanding and payable under the Credit Agreement, including the exit fee of $4.5 million, and terminated the Credit Agreement.

For the year ended December 31, 2024, in connection with the full repayment of amounts outstanding and payable under the Credit Agreement and the termination of the Credit Agreement, the Company recognized approximately a $5.5 million loss consisting of the full write-off of unamortized debt issuance costs and debt discounts due to the full extinguishment of the Term Loan. The loss is presented within other income (expense), net in the accompanying consolidated statements of operations and comprehensive income (loss).

Including the impact of the deferred debt issuance costs and the debt discounts resulting from the exit fee and the Series G Warrant, the effective interest rate on the Term Loan was approximately 14.55% as of April 29, 2024. Debt issuance costs, debt discounts, and the Revolving Facility issuance costs were being amortized as interest expense over the term of the Credit Agreement.

9. Redeemable Preferred Stock

On April 29, 2024, the Company entered into the Investment Agreement with Haveli and issued 150,000 shares of Series A Preferred Stock, for an aggregate purchase price of $150.0 million. The Company incurred $10.1 million of issuance costs. Net proceeds from the transaction in the amount of $139.9 million were used to repay in full the amounts outstanding under the Credit Agreement.

The Series A Preferred Stock has the following rights:

Conversion Rights

Each share of the Series A Preferred Stock is convertible into Class A common stock at the option of the holders thereof at any time at an initial conversion rate of 307.6923 shares of Class A common stock per $1,000 principal amount (equivalent to an initial conversion price of approximately $3.25 per share).

Redemption Rights

The Series A Preferred Stock includes the following redemption provisions:

- At any time following the fifth anniversary of issuance, a majority of the holders of the Series A Preferred Stock have the right to cause the Company to redeem in whole, but not in part the shares of Series A Preferred Stock for cash. The per share amount of such redemption will equal the then-current liquidation preference multiplied by (i) 150% if the redemption occurs on or after the fifth anniversary and prior to the sixth anniversary of the Issuance Date, (ii) 175% if the redemption occurs on or after the sixth anniversary and before the seventh anniversary of the Issuance Date, and (iii) 200% if the redemption occurs on or after the seventh anniversary of the Issuance Date.

- At any time following the seventh anniversary of issuance, the Company may redeem in whole, but not in part all of the Series A Preferred Stock in cash for a per share amount equal to the then-current liquidation preference multiplied by 200%.

- Upon notice of a change of control, holders of Series A Preferred Stock may elect to convert the shares into Class A common stock. If the holder does not elect to convert shares, the Company will be required to redeem the Series A Preferred Stock in cash for a price per share equal to the greater of (i) the amount of cash and the fair market value of any other property that the holder would have received on an as-converted basis at the then-current conversion price and (ii) 200% of the then-current liquidation preference.

Dividend Rights

The holders of the Series A Preferred Stock are entitled to receive any dividends paid and distributions made to the holders of the Class A common stock to the same extent in kind and amount of consideration that would be payable on an as-converted basis as of the same record date and payment date of any dividend paid or distribution made to the holders of the Class A common stock. Dividends do not accrue on the Series A Preferred Stock.

Voting & Consent Rights

The holders of the Series A Preferred Stock are entitled to vote, as a single class, with the holders of the Class A common stock and the holders of any other class or series of capital stock of the Company then entitled to vote with the Class A common stock on all matters submitted to a vote of the holders of Class A common stock (and, if applicable, holders of any other class or series of capital stock of the Company). The Company requires the affirmative approval of the holders of a majority of the Series A Preferred Stock then outstanding, voting as a single class, in connection with certain corporate actions or events of the Company that may have a material effect on the value of the Series A Preferred Stock.

Governance Rights

So long as Haveli, together with the other permitted transferees, beneficially owns at least 33% of the shares of Series A Preferred Stock purchased by Haveli in connection with the Investment Agreement on an as-converted basis, Haveli will have the right to designate a director nominee for election to the Company's board of directors.

Liquidation Preference

The Series A Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to the Class A common stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. As of December 31, 2025, the Series A Preferred Stock has a liquidation preference of $150.0 million.

The Series A Preferred Stock is not mandatorily redeemable and as such is not required to be classified as a liability. The Series A Preferred Stock is redeemable at the option of the holder starting with the 5-year anniversary of issuance, or redeemable upon

notice of change of control. As the redemption of the Series A Preferred Stock is not solely within the Company's control, it is classified as mezzanine equity in the consolidated balance sheets.

As of December 31, 2025, the Series A Preferred Stock has a maximum redemption value of $300.0 million. The carrying value of the Series A Preferred Stock is accreted to its maximum redemption value over the seven year term, using the effective interest method. The increases in the redemption amount are recorded with corresponding adjustments against additional paid-in capital, in the absence of retained earnings. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net income (loss) per share under the two-class method as being akin to a dividend, by reducing the income (or increasing the loss) attributable to common stockholders.

In connection with the issuance of the Series A Preferred Stock, the Company issued the Haveli Warrant to Haveli to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share. The number of shares and exercise price are subject to anti-dilution adjustments for splits, dividends, capital reorganizations, reclassifications and similar transactions. The Haveli Warrant is exercisable for a period of 24 months from issuance, subject to the expiration or early termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. The Haveli Warrant has not been exercised as of December 31, 2025. The net proceeds were allocated to the Series A Preferred Stock and the Haveli Warrant based on their relative fair values as of the issuance date, in the amount of $130.8 million and $9.1 million, respectively. The proceeds allocated to Haveli Warrant were accounted for as paid-in capital.

The Series A Preferred Stock does not contain any embedded features that are required to be bifurcated.

10. Stockholders' Equity

The following is a summary of the rights of the holders of the Company's capital stock:

Common Stock

The Company has three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion. No shares of Class C common stock are issued or outstanding.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive dividends out of funds legally available if the Company's board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Company's board of directors may determine.

Voting Rights

Holders of the Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of the Class B common stock are entitled to 40 votes for each share held on all matters submitted to a vote of stockholders, and holders of the Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of the Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law. At the completion of the IPO, the Co-Founder and Head of Blend held all of the issued and outstanding shares of the Company's Class B common stock.

No Preemptive or Similar Rights

The Company's common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company's stockholders would be distributable ratably among the holders of the Company's common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in the Amended and Restated Certificate of Incorporation, such as certain transfers effected for estate planning or charitable purposes.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of the Company's Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock

Subject to the protective provisions afforded to the holders of the Series A Preferred Stock, the Company's board of directors has the authority to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the Company's stockholders. As of December 31, 2025, the Company had 200,000,000 shares authorized and 150,000 shares of preferred stock issued and outstanding.

Share Repurchase Program

In August 2024, the Company's board of directors authorized the repurchase of up to $25.0 million of the Company's Class A common stock. Repurchases may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock, and it may be suspended at any time at the Company's discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The share repurchase program has no set expiration date.

During the year ended December 31, 2025, the Company repurchased and retired 7,979,247 shares of the Company's Class A common stock for $25.0 million, which completed its share repurchase program. The Company did not make any share repurchases under the repurchase program during the year ended December 31, 2024.

11. Stock-Based Compensation

2012 Stock Option Plan

Effective May 1, 2012, the Company adopted the 2012 Stock Plan (the "2012 Plan"). Options granted under the 2012 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") may be granted only to employees (including officers and directors). Non-qualified stock options ("NSOs") may be granted to employees and consultants. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the common shares on the date of grant, respectively, as determined by the Company's board of directors. The exercise price of an ISO granted to a 10% or greater stockholder shall not be less than 110% of the estimated fair value of the common shares on the date of grant. Options generally vest over a period of four years. No further grants may be made under the 2012 Plan.

2021 Equity Incentive Plan

In July 2021, the Company's board of directors adopted, and the Company's stockholders approved, the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective on July 14, 2021. The Company's prior plan, 2012 Plan, was terminated immediately prior to the effectiveness of the 2021 Plan with respect to the grant of future awards.

The 2021 Plan provides for the grant of ISOs, to the Company's employees and any parent and subsidiary corporations' employees, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), and performance awards, including performance stock units ("PSUs") to the Company's employees, directors, and consultants and the Company's parent and subsidiary corporations' employees and consultants.

Subject to the adjustment provisions of and the automatic increase described in the 2021 Plan, a total of 23,000,000 shares of the Company's Class A common stock were reserved for issuance pursuant to the 2021 Plan, plus 36,101,718 shares of the Company's Class A common stock reserved for future issuance under the 2012 Plan. Subject to the adjustment provisions of the 2021 Plan, the number of shares available for issuance under the 2021 Plan also includes an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of (a) 34,500,000 shares of Class A common stock, (b) 5% of the total number of shares of all classes of the Company's common stock outstanding on the last day of the immediately preceding fiscal year, or (c) such other amount as the Company's board of directors (or its committee) may determine. Options granted under the 2021 Plan generally vest over periods ranging from one to four years.

A summary of the stock option activity is as follows:

	Number of options		Weighted average exercise price	Weighted average remaining contractual life		Aggregate intrinsic value
	(In thousands)			*(In years)*		*(In thousands)*
Balance as of December 31, 2024	17,300	$	4.20	4.69	$	31,282
Exercised	(1,146)	$	1.44		$	2,309
Canceled and forfeited	(984)	$	10.17			
Balance as of December 31, 2025	15,170	$	4.02	3.99	$	14,414
Vested and exercisable as of December 31, 2025	14,427	$	4.11	3.99	$	13,872

No options were granted during the years ended December 31, 2025, 2024 and 2023.

The number of options unvested as of December 31, 2025 and 2024 was 742 and 1,552, respectively. The weighted average grant-date fair value of these unvested options was $1.18 and $1.58 per share as of December 31, 2025 and 2024, respectively.

The total fair value of options vested during the years ended December 31, 2025, 2024 and 2023 was $1.5 million, $4.5 million and $11.4 million, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $2.3 million, $1.8 million and $0.2 million, respectively.

As of December 31, 2025, the total unrecognized stock-based compensation expense for stock options was approximately $0.8 million, which is expected to be recognized over a weighted average period of 1.0 years.

Restricted Stock Units

A summary of the Company's RSU activity and related information is as follows:

	Number of RSUs		Weighted average grant date fair value per share
	(In thousands)		
Balance as of December 31, 2024	13,770	$	1.75
Granted	12,077	$	3.44
Vested	(7,430)	$	2.13
Forfeited	(5,678)	$	2.39
Balance as of December 31, 2025	12,739	$	2.84

As of December 31, 2025, there was $32.4 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.5 years. RSUs granted under the 2021 Plan generally vest quarterly over a period of two to four years from the grant date.

The total fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $15.8 million, $17.5 million and $33.6 million, respectively.

During the year ended December 31, 2025, 1,093,750 RSUs were cancelled and 218,750 RSUs were modified in connection with the departure of a legacy senior executive. The net impact of the modification resulted in an incremental stock-based compensation cost of $0.3 million.

Performance Stock Units

A summary of the Company's PSU activity and related information is as follows:

	Number of PSUs		Weighted average grant date fair value per share
	(In thousands)		
Balance as of December 31, 2024	3,525	$	0.67
Granted	8,260	$	1.98
Vested	—	$	—
Forfeited	(4,525)	$	0.81
Balance as of December 31, 2025	7,260	$	2.06

In the first quarter of 2025, the Company's board of directors granted 1,300,000 PSUs to a recently hired senior executive, 4,200,000 PSUs to the Co-Founder and Head of Blend and 250,000 PSUs to another senior executive. The PSUs will vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles.

Executive PSU Standardization

In 2023, the Company's board of directors granted PSUs (the "2023 PSU Awards") to two senior executives (the "legacy senior executives"), covering a total of 1,200,000 PSUs and 800,000 PSUs, respectively. The 2023 PSU Awards were scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. In December 2024, the first performance target related to the Company's stock price was satisfied and 25% of the PSUs subject to each 2023 PSU Award vested.

On March 13, 2025, the Company's compensation committee elected to standardize the performance goals applicable to all outstanding PSUs for the legacy senior executives so that the Company's executives would have the same incentives and work towards the same objectives, thus creating a more cohesive and effective leadership team. In connection with this

determination, the outstanding 2023 PSU Awards were cancelled and on the same date, the Company's compensation committee granted new PSUs (the "New PSUs") to each of the legacy senior executives, covering a total of 1,300,000 PSUs and 800,000 PSUs, respectively. The New PSUs are scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. The cancellation and concurrent replacement of these awards was accounted for as a modification. As the modification relates to unvested awards, the Company will recognize, on a prospective basis over the remaining requisite service period, the incremental cost associated with the modified PSUs, inclusive of any previously unrecognized compensation cost for the original awards. As of the modification date, the total incremental cost associated with the modified PSUs was $2.8 million, which included $0.2 million of unrecognized compensation costs.

The estimated weighted-average grant date fair value of all the awards issued during the first quarter of 2025 was $2.07 per share, which was determined using a Monte Carlo simulation model. The significant assumptions in the Monte Carlo simulation model include the risk-free interest rate, expected volatility of the Company's stock price, and expected life of the award.

Fair value of common stock	$3.49 - $3.89
Remaining contractual term (years)	4.81 - 4.92
Expected volatility	90%
Risk-free interest rate	4.01% - 4.35%
Expected dividend yield	—

The total stock-based compensation expense recognized for PSUs for the years ended December 31, 2025, 2024 and 2023 was $8.0 million, $1.8 million and $0.6 million, respectively.

The total unrecognized compensation expense related to outstanding PSUs was $5.8 million as of December 31, 2025, which will be recognized over an estimated weighted average remaining period of 1.5 years.

Non-Plan Co-Founder and Head of Blend Options

In March 2021, the Company's board of directors granted to its Co-Founder and Head of Blend a stand-alone stock option issued outside of the 2012 Plan covering a maximum of 26,057,181 shares of Class B common stock with an exercise price of $8.58 per share. The award has a 15-year term (subject to earlier termination when shares subject to the award are no longer eligible to vest) and vests upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions.

The terms of the award stipulated that if an IPO is completed within 15 months of the date of grant, the first tranche of 1,954,289 shares will vest. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche. In July 2021, the first tranche of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO.

The remaining tranches were valued using a Monte Carlo simulation model. The weighted average estimated fair value of the remaining tranches was $3.80 per share based on the following assumptions:

Fair value of common stock	$18.00
Remaining contractual term (years)	14.75
Expected volatility	40.00%
Risk-free interest rate	1.71%
Expected dividend yield	—

During the year ended December 31, 2025, the second tranche of the Co-Founder and Head of Blend stock option award expired, resulting in a forfeiture of 5,862,866 shares.

The total stock-based compensation expense recognized for this award for the years ended December 31, 2025, 2024 and 2023 was $3.4 million, $5.8 million and $12.3 million, respectively.

The total unrecognized compensation expense related to the award was $4.8 million as of December 31, 2025, which will be recognized over an estimated weighted average remaining period of 2.6 years.

Stock-Based Compensation Expense

The Company's stock-based compensation expense was as follows:

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 543	$ 510	$ 987
Research and development[1]	6,292	9,870	19,046
Sales and marketing	2,864	3,546	7,035
General and administrative	19,256	14,015	18,489
Total	$ 28,955	$ 27,941	$ 45,557

_____
(1) Net of $3.2 million and $2.5 million of additions to capitalized internal-use software for the years ended December 31, 2025 and 2024, respectively, and none for the year ended December 31, 2023.

12. Restructuring

Workforce Reduction Plans

Between 2023 and 2024, the Company executed several strategic workforce reductions, including two initiatives in 2023 and two additional plans initiated in January and September 2024 (the "January 2024 Plan" and "September 2024 Plan," respectively). In 2025, the Company implemented a new reduction plan (the "2025 Plan"), resulting in the elimination of 24 positions. The execution of the 2025 Plan was finalized in the fourth quarter of 2025.

The Company executed these initiatives as part of its broader efforts to improve cost efficiency and better align its operating structure with its strategic objectives, focusing on streamlining operations and general and administrative functions.

The restructuring charges attributable to the workforce reduction plans were $0.9 million, $2.5 million and $18.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. The restructuring charges for workforce reduction plans consisted primarily of cash expenditures for compensation, severance, and transition payments, employee benefits, payroll taxes and related facilitation costs. The restructuring charges attributable to one of the 2023 plans also include an accelerated expense of $2.1 million consisting of prepaid cash bonuses issued earlier that year to certain employees in lieu of previously committed equity-based awards.

The component classified as discontinued operations incurred an additional $1.2 million, $0.4 million, and $4.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to Note 16, *Assets Held for Sale and Discontinued Operations.*

Lease Termination and Abandonment

During the year ended December 31, 2024, the Company entered into an agreement to terminate one of its leases incurring a net $1.2 million restructuring charge primarily related to the early termination fee, and abandoned another leased facility, incurring a $3.3 million restructuring charge primarily related to accelerated amortization of the right-of-use asset and disposal of the accompanying leasehold improvements. The $2.6 million lease liability related to the abandoned lease facility is presented under other current liabilities as of December 31, 2024, and there was no balance outstanding as of December 31, 2025.

Executive Transition Costs

During year ended December 31, 2023, the Company recognized $1.1 million in restructuring charges related to the transition of its former executives. These charges primarily consisted of one-time severance and retention payments, all of which were settled in 2023. There were no restructuring charges attributable to the executive transition costs for the year ended December 31, 2024. The Company recognized $0.7 million of executive transition costs for the year ended December 31, 2025.

The reconciliation of the restructuring liability balances is as follows:

	(In thousands)
Restructuring liability as of December 31, 2023	$ 31
January 2024 Plan charge	1,086
September 2024 Plan charge	1,442
Settlements	(2,484)
Restructuring liability as of December 31, 2024	$ 75
2025 Plan charge	871
Settlements	(934)
Restructuring liability as of December 31, 2025	$ 12

13. Income Taxes

The total provision for income taxes consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Current:			
Federal	$ —	$ —	$ —
State	79	64	41
Foreign	170	11	87
Total current	249	75	128
Deferred:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	—	34	(34)
Total deferred	—	34	(34)
Total provision for income taxes	$ 249	$ 109	$ 94

The following table summarizes the differences between the income tax provision recorded by the Company and the amount computed by applying the statutory federal income tax rate of 21% to loss before income tax for the year ended December 31, 2025:

	2025	
	Amount	Rate
	(in thousands)	
US federal statutory tax rate	$ (185)	21 %
State and local income taxes, net of federal income tax effect[1]	79	(9)%
Foreign tax effects		
India	398	(45)%
Tax credits	—	— %
Changes in valuation allowances	(2,820)	321 %
Nontaxable or nondeductible items		
Section 162(m) adjustment	2,657	(302)%
Stock-based compensation	(2,248)	256 %
Meals and entertainment	45	(5)%
Gifts	19	(2)%
Other	7	(1)%
Other reconciling items		
Section 162(m)	1,284	(146)%
Stock-based compensation	993	(113)%
Other deferred adjustments	163	(19)%
Deferred true-up	(142)	16 %
Other reconciling items	(1)	— %
Total Tax Expense	$ 249	(28)%

[1] The only state and local jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is Texas.

The following table summarizes the differences between the income tax provision recorded by the Company and the amount computed by applying the statutory federal income tax rate of 21% to loss before income tax for the years ended December 31, 2024 and 2023.

	Year Ended December 31	
	2024	2023
	(in thousands)	
Tax benefit at federal statutory rate	$ (8,957)	$ (35,151)
State income taxes, net of federal benefit	(127)	481
Research and other credits	(2,771)	(3,774)
Change in valuation allowance	8,898	26,519
Section 162(m) adjustment	4,830	2,836
Stock-based compensation	(2,009)	9,380
Other	245	(197)
Total provision for income taxes	$ 109	$ 94

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 156,822	$ 152,665
Lease liabilities	—	642
Research and other credits	25,808	25,296
Accruals and reserves	1,150	265
Interest expense limitation	14,497	15,023
Stock-based compensation	6,665	6,513
Fixed assets	1,195	1,469
Capitalized research and development costs	25,782	37,428
Other deferred tax assets	28	100
Gross deferred tax assets	231,947	239,401
Less: valuation allowance	(223,684)	(235,540)
Total deferred tax assets	$ 8,263	$ 3,861
Deferred tax liabilities:		
Right-of-use assets	$ —	$ (75)
Deferred contract costs	(1,303)	(1,016)
ASC 606 adjustments	(3)	(3)
Investments	(5,936)	(1,782)
Other deferred tax liabilities	(383)	(240)
Amortization	(638)	(745)
Gross deferred tax liabilities	(8,263)	(3,861)
Total net deferred tax assets	$ —	$ —

As of December 31, 2025, the Company believes that, based on available evidence, both positive and negative, it is more likely than not that the net deferred tax assets will not be utilized.

As of December 31, 2025, the Company had a valuation allowance of $223.7 million. The valuation allowance decrease of $11.8 million during 2025 is primarily attributable to a decrease in deferred tax assets resulting from Section 174 cost amortization.

As of December 31, 2025, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $636.3 million and $434.5 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2028. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The state NOL carryforwards vary by state and begin to expire in 2026.

As of December 31, 2025, the Company had $25.7 million of federal research credit carryforwards which will begin to expire in 2033 and state research credit carryforwards of $14.1 million which have no expiration date.

Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Events which may cause limitations in the amount of the NOLs that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Any annual limitations may result in the expiration of NOL and credits before they are able to be utilized.

As of December 31, 2025, the Company had $12.0 million of unrecognized tax benefits, none of which, if recognized, would impact the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. Interest and penalties were not significant during the years ended December 31, 2025, 2024 and 2023. The Company does not expect any material changes to its unrecognized tax benefits within the next twelve months.

The following table reflects the changes in the Company's unrecognized tax benefits:

	Year Ended December 31,					
		2025		2024		2023
		(in thousands)				
Beginning Balance	$	11,677	$	10,040	$	8,228
Gross increases—tax positions in prior periods		35		275		191
Gross increases—tax positions in current periods		240		1,362		1,621
Ending balance	$	11,952	$	11,677	$	10,040

The Company files income tax returns in the U.S. federal, various state jurisdictions, and India. The Company is currently not under income tax examinations by the U.S. federal or state tax authorities.

In 2025, the Indian tax authorities concluded their examination of the Company's 2022 tax year and issued an assessment. The Company has filed a formal appeal with the appropriate appellate authorities. As of December 31, 2025, management believes that its tax positions are well-supported by the technical merits of the relevant tax law. Accordingly, under the more-likely-than-not recognition threshold required by ASC 740-10, the Company has determined that recognition of any tax liability is not warranted, and no provision for an uncertain tax position has been recorded. The Company is undergoing income tax examination in India for the 2023 tax year.

Since the Company has net operating losses and credits carried forward in federal and various state jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and most state taxing authorities for three years and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

14. Net Income (Loss) Per Share

The Company has three classes of authorized common stock for which voting rights differ by class. The Company computes net income (loss) per share using the two-class method required for multiple classes of common stock. The Company's Series A Preferred Stock is considered a participating security for purposes of applying the two-class method when calculating earnings per share in periods of net income. Under the two-class method, net income (loss) attributable to common stockholders for the period is allocated between shares of common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed.

Basic net income (loss) per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of stock outstanding during the period, adjusted for options early exercised and subject to repurchase.

Diluted income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities, including awards issued under the Company's equity compensation plans or other contracts to issue common stock, as if the securities were exercised or converted into common stock or resulted in the issuance of common stock (net of any assumed repurchases) that then shared in the earnings of the Company. During the periods of net losses, the net loss is reduced for amounts allocated to participating securities only if the security has a right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in the net losses of the entity. The Company's participating securities are not allocated any share of the net loss, as the participating securities do not have a contractual obligation to share in the net losses of the Company. Diluted net income (loss) per share attributable to the Company is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of fully diluted common shares outstanding.

The following table presents the calculation of basic and diluted net loss per share for Class A and Class B common stock. No shares of Class C common stock were issued and outstanding during the periods presented.

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Class A Common	**Class B Common**	**Class A Common**	**Class B Common**	**Class A Common**	**Class B Common**
	(In thousands, except per share data)					
Numerator:						
Loss from continuing operations	$ (1,111)	$ (16)	$ (41,686)	$ (1,074)	$ (160,519)	$ (6,961)
Less: Accretion of Series A Preferred Stock to redemption value	(17,583)	(249)	(10,606)	(273)	—	—
Net loss attributable to Blend Labs, Inc common stockholders from continuing operations	(18,694)	(265)	(52,292)	(1,347)	(160,519)	(6,961)
Net loss from discontinued operations	(5,774)	(82)	(642)	(17)	(11,884)	(515)
Less: Accretion of RNCI to redemption value from discontinued operations	(1,236)	(18)	(6,102)	(157)	(6,352)	(275)
Less: Net loss attributable to noncontrolling interest included in discontinued operations	179	3	72	2	1,137	49
Net loss attributable to Blend Labs, Inc common stockholders from discontinued operations	(6,831)	(97)	(6,672)	(172)	(17,099)	(741)
Net loss attributable to Blend Labs, Inc common stockholders	$ (25,525)	$ (362)	$ (58,964)	$ (1,519)	$ (177,618)	$ (7,702)
Denominator:						
Weighted average common stock outstanding, basic and diluted	255,330	3,619	247,546	6,375	235,015	10,191
Net loss per share from continuing operations						
Basic and diluted	$ (0.07)	$ (0.07)	$ (0.21)	$ (0.21)	$ (0.69)	$ (0.69)
Net loss per share from discontinued operations						
Basic and diluted	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.07)	$ (0.07)
Net loss per share attributable to Blend Labs, Inc.:						
Basic and diluted	$ (0.10)	$ (0.10)	$ (0.24)	$ (0.24)	$ (0.76)	$ (0.76)

The following potential shares of common stock were excluded from the computation of diluted net earnings per share for the years ended December 31, 2025, 2024 and 2023 because including them would have been antidilutive as the Company has reported net loss for each of the periods:

	As of December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Outstanding stock options	15,170	17,300	19,946
Early exercised options subject to repurchase	—	—	124
Non-plan Co-Founder and Head of Blend options	20,194	26,057	26,057
Unvested restricted stock units	12,739	13,770	20,137
Unvested performance stock awards[1]	7,260	3,525	5,500
Series G Warrant	598	598	598
Haveli Warrant	11,111	11,111	—
Series A redeemable convertible preferred stock	46,154	46,154	—
Total anti-dilutive securities	113,226	118,515	72,362

---

(1) Performance conditions were not satisfied for the unvested performance stock awards as of December 31, 2025.

15. Segment Information

The Company's CODM is the chief executive officer. The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the CODM evaluates the results and allocates the Company's resources. In the year ended December 31, 2025, the Company classified the results of its previously reported Title segment as discontinued operations in its consolidated statement of operations. Refer to Note 16, *Assets Held for Sale and Discontinued Operations*, for additional details. As a result, the Company now operates in a single operating segment and a single reportable segment. The CODM assesses the segment performance by using net loss from continuing operations as a measure of segment profitability. The CODM uses revenue and net loss from continuing operations for purposes of making operating decisions, allocation of resources, and evaluation of financial performance, primarily by monitoring actual to budget results as well as by reviewing year-over-year performance.

The CODM also reviews significant segment expenses for the single reportable segment. Significant segment expenses include cost of revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, all of which are presented in our consolidated statements of operations and comprehensive income (loss). Other segment items include restructuring expenses, interest expense, other income (expense), net and income tax (expense) benefit, which are also presented in our consolidated statements of operations and comprehensive income (loss).

The Company does not evaluate performance or allocate resources based on segment assets, and therefore, such information is not presented.

The Company's reported measure of segment profit or loss is as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Loss from continuing operations	$ (1,127)	$ (42,760)	$ (167,480)

The Company does not generate revenue from external customers in foreign countries. The Company's long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic location are as follows:

	As of December 31,	
	2025	2024
	(in thousands)	
Long-lived assets:		
United States	$ 22,595	$ 11,924
India	1,746	—
Mexico	50	87
Total	$ 24,391	$ 12,011

16. Assets Held for Sale and Discontinued Operations

In the first quarter of 2025 the Company initiated a process to exit the title business, and on June 9, 2025, the Company entered into a definitive agreement to sell its title insurance business to a third party. The transaction closed on March 1, 2026. The divestiture is part of the Company's strategic shift to transform into a platform-first company along with the further expansion of partner ecosystem.

The Company determined that all the criteria required for held-for-sale presentation were met as of March 31, 2025. As a result, the Company reported the assets and the liabilities of the disposal group as held for sale on the consolidated balance sheets and the operations of the disposal group as discontinued operations starting in the first quarter of 2025. Disposal group net assets are recorded at the lower of their carrying amount or estimated fair value less the costs to sell. Prior period amounts have been reclassified to conform to current period presentation.

Upon the execution of the definitive agreement, the Company recorded an impairment charge in the amount of $2.0 million related to the indefinite-lived intangible assets held within discontinued operations as the value was deemed to be not recoverable. With the exception of this impairment charge, there was no loss recognized related to the disposal group for the year ended December 31, 2025.

The following table is a summary of the assets and liabilities held for sale from discontinued operations:

		December 31, 2025		December 31, 2024
		(In thousands)		
Cash and cash equivalents	$	1,483	$	4,232
Trade and other receivables, net of allowance for credit losses		3,346		2,782
Prepaid expenses and other current assets		811		2,604
Current assets held for sale from discontinued operations	$	5,640	$	9,618
Property and equipment, net	$	652	$	649
Operating lease right-of-use assets		349		1,130
Intangible assets, net		—		2,000
Other non-current assets[1]		1,939		2,278
Non-current assets held for sale from discontinued operations	$	2,940	$	6,057
Accounts payable	$	343	$	797
Accrued compensation		438		661
Other current liabilities		4,035		3,649
Current liabilities held for sale from discontinued operations	$	4,816	$	5,107
Operating lease liabilities, non-current	$	—	$	801
Other non-current liabilities		154		302
Non-current liabilities held for sale from discontinued operations	$	154	$	1,103

_____
(1) Other non-current assets includes $1.9 million of restricted cash related to collateral for surety bonds.

Operating results from the disposal group for the years ended December 31, 2025, 2024 and 2023 are reported as Loss from discontinued operations, on the consolidated statements of operations and comprehensive income (loss), as follows:

		Year Ended December 31,				
		2025		2024		2023
		(in thousands)				
Revenue	$	33,396	$	46,257	$	47,297
Cost of revenue		29,643		38,934		42,621
Operating expenses:						
Research and development		—		—		334
Sales and marketing		1,365		1,639		2,660
General and administrative		5,402		4,870		9,404
Impairment of intangible asset		2,000		—		—
Restructuring		1,205		1,589		4,892
Loss from operations		(6,219)		(775)		(12,614)
Other income (expense), net		363		116		215
Loss before income taxes		(5,856)		(659)		(12,399)
Income tax benefit		—		—		—
Loss from discontinued operations	$	(5,856)	$	(659)	$	(12,399)

17. Revision of Previously Issued Quarterly Information (Unaudited)

In connection with the preparation of the financial statements for the year ended December 31, 2025, the Company identified errors in its consolidated financial statements for the first three quarters within fiscal year 2025. The Company assessed the effect of the errors on prior periods under the guidance of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 99, "Materiality," codified in ASC 250, Accounting Changes and Error Corrections ("ASC 250"). Based on its assessment, the Company determined that the errors were not material, individually or in the aggregate, to any previously issued financial statements.

While these errors were immaterial to prior quarters, correcting them all during the three months ended December 31, 2025, would have been material to the results for the fourth quarter. Therefore, the Company is revising the previously issued financial statements for those periods to correct the following identified misstatements: (i) improperly capitalizing costs relating to a specific internal use software project, (ii) not accruing timely for certain legal expenses, (iii) under-accruing for costs related to certain third party platform connectivity services, and (iv) several other previously identified immaterial errors, certain of which had been previously corrected in prior periods within 2025, and are also being revised.

The following tables present selected unaudited condensed consolidated statements of operations and comprehensive income (loss), condensed consolidated statements of cash flows, and condensed consolidated balance sheets for the periods indicated, as well as information about the impact of the revision adjustments on the previously reported amounts for those periods (in thousands, except per share data). The below revisions to the 2025 interim periods will be reflected as applicable in the Company's 2026 quarterly reports to be filed on Form 10-Q.

Blend Labs, Inc.
Condensed Consolidated Balance Sheets
(In thousands, except per share amounts)
(Unaudited)

	As of March 31, 2025		
	As Reported	**Adjustments**	**As Revised**
Assets			
Current assets:			
Cash and cash equivalents	$ 56,244	$ —	$ 56,244
Marketable securities and other investments	48,574	—	48,574
Trade and other receivables	10,692	4	10,696
Prepaid expenses and other current assets	15,916	(475)	15,441
Current assets held for sale from discontinued operations	8,518	—	8,518
Total current assets	139,944	(471)	139,473
Property and equipment, net	16,993	(322)	16,671
Operating lease right-of-use assets	262	—	262
Intangible assets, net	77	—	77
Deferred contract costs	3,221	—	3,221
Other non-current assets	21,930	—	21,930
Non-current assets held for sale from discontinued operations	5,839	—	5,839
Total assets	$ 188,266	$ (793)	$ 187,473
Liabilities, redeemable equity and stockholders' equity			
Current liabilities:			
Accounts payable	$ 2,666	$ —	$ 2,666
Deferred revenue	33,266	(346)	32,920
Accrued compensation	3,901	—	3,901
Other current liabilities	11,467	(160)	11,307
Current liabilities held for sale from discontinued operations	6,793	—	6,793
Total current liabilities	58,093	(506)	57,587
Other non-current liabilities	291	—	291
Non-current liabilities held for sale from discontinued operations	903	—	903
Total liabilities	59,287	(506)	58,781
Commitments and contingencies			
Series A redeemable convertible preferred stock	145,865	—	145,865
Stockholders' equity:			
Common Stock	2	—	2
Additional paid-in capital	1,376,752	—	1,376,752
Accumulated other comprehensive income	565	—	565
Accumulated deficit	(1,394,205)	(287)	(1,394,492)
Total stockholders' equity	(16,886)	(287)	(17,173)
Total liabilities, redeemable equity and stockholders' equity	$ 188,266	$ (793)	$ 187,473

Blend Labs, Inc.
Condensed Consolidated Balance Sheets
(In thousands, except per share amounts)
(Unaudited)

| | As of June 30, 2025 | | |
	As Reported	Adjustments	As Revised
Assets			
Current assets:			
Cash and cash equivalents	$ 36,499	$ —	$ 36,499
Marketable securities and other investments	51,801	—	51,801
Trade and other receivables	14,962	142	15,104
Prepaid expenses and other current assets	17,128	(543)	16,585
Current assets held for sale from discontinued operations	6,440	—	6,440
Total current assets	126,830	(401)	126,429
Property and equipment, net	21,179	(476)	20,703
Operating lease right-of-use assets	1,780	—	1,780
Intangible assets, net	73	—	73
Deferred contract costs	3,399	—	3,399
Other non-current assets	25,938	—	25,938
Non-current assets held for sale from discontinued operations	3,873	—	3,873
Total assets	$ 183,072	$ (877)	$ 182,195
Liabilities, redeemable equity and stockholders' equity			
Current liabilities:			
Accounts payable	$ 1,201	$ —	$ 1,201
Deferred revenue	32,746	(382)	32,364
Accrued compensation	2,854	—	2,854
Other current liabilities	10,152	(6)	10,146
Current liabilities held for sale from discontinued operations	5,790	—	5,790
Total current liabilities	52,743	(388)	52,355
Other non-current liabilities	1,795	—	1,795
Non-current liabilities held for sale from discontinued operations	858	—	858
Total liabilities	55,396	(388)	55,008
Commitments and contingencies			
Series A redeemable convertible preferred stock	150,241	—	150,241
Stockholders' equity:			
Common Stock	2	—	2
Additional paid-in capital	1,377,769	—	1,377,769
Accumulated other comprehensive income	514	—	514
Accumulated deficit	(1,400,850)	(489)	(1,401,339)
Total stockholders' equity	(22,565)	(489)	(23,054)
Total liabilities, redeemable equity and stockholders' equity	$ 183,072	$ (877)	$ 182,195

Blend Labs, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)
(Unaudited)

	As of September 30, 2025		
	As Reported	**Adjustments**	**As Revised**
Assets			
Current assets:			
Cash and cash equivalents	$ 55,021	$ —	$ 55,021
Marketable securities and other investments	22,234	—	22,234
Trade and other receivables	12,201	120	12,321
Prepaid expenses and other current assets	20,105	(418)	19,687
Current assets held for sale from discontinued operations	6,427	—	6,427
Total current assets	115,988	(298)	115,690
Property and equipment, net	22,978	(659)	22,319
Operating lease right-of-use assets	1,573	—	1,573
Intangible assets, net	69	—	69
Deferred contract costs	3,136	—	3,136
Other non-current assets	42,559	—	42,559
Non-current assets held for sale from discontinued operations	3,263	—	3,263
Total assets	$ 189,566	$ (957)	$ 188,609
Liabilities, redeemable equity and stockholders' equity			
Current liabilities:			
Accounts payable	$ 772	$ —	$ 772
Deferred revenue	25,325	(119)	25,206
Accrued compensation	4,596	—	4,596
Other current liabilities	9,235	87	9,322
Current liabilities held for sale from discontinued operations	5,744	—	5,744
Total current liabilities	45,672	(32)	45,640
Operating lease liabilities, non-current	—	—	—
Other non-current liabilities	1,420	—	1,420
Debt, non-current, net	—	—	—
Non-current liabilities held for sale from discontinued operations	160	—	160
Total liabilities	47,252	(32)	47,220
Commitments and contingencies			
Series A redeemable convertible preferred stock	154,799	—	154,799
Stockholders' equity:			
Common Stock	2	—	2
Additional paid-in capital	1,375,276	—	1,375,276
Accumulated other comprehensive income	555	—	555
Accumulated deficit	(1,388,318)	(925)	(1,389,243)
Total stockholders' equity	(12,485)	(925)	(13,410)
Total liabilities, redeemable equity and stockholders' equity	$ 189,566	$ (957)	$ 188,609

Blend Labs, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)
(Unaudited)

	Three months ended March 31, 2025		
	As Reported	Adjustments	As Revised
Revenue			
Software platform	$ 24,260	$ 42	$ 24,302
Professional services	2,510	33	2,543
Total revenue	26,770	75	26,845
Cost of revenue			
Software platform	5,865	33	5,898
Professional services	1,947	—	1,947
Total cost of revenue	7,812	33	7,845
Gross profit	18,958	42	19,000
Operating expenses:			
Research and development	7,520	322	7,842
Sales and marketing	7,188	—	7,188
General and administrative	11,224	7	11,231
Restructuring	719	—	719
Total operating expenses	26,651	329	26,980
Loss from operations	(7,693)	(287)	(7,980)
Other income (expense), net	1,114	—	1,114
Loss before income taxes	(6,579)	(287)	(6,866)
Income tax expense	(30)	—	(30)
Loss from continuing operations	(6,609)	(287)	(6,896)
Loss from discontinued operations (Note 16)	(2,803)	—	(2,803)
Net loss	(9,412)	(287)	(9,699)
Less: Net loss attributable to noncontrolling interest included in discontinued operations	182	—	182
Net loss attributable to Blend Labs, Inc.	(9,230)	(287)	(9,517)
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations	(1,254)	—	(1,254)
Less: Accretion of Series A redeemable convertible preferred stock to redemption value	(4,202)	—	(4,202)
Net loss attributable to Blend Labs, Inc. common stockholders	$ (14,686)	$ (287)	$ (14,973)
Net loss per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:			
Continuing operations	$ (0.04)	$ —	$ (0.04)
Discontinued operations	$ (0.01)	$ —	$ (0.01)
Weighted average shares used in calculating net loss per share:			
Basic and diluted	258,832	—	$ 258,832
Comprehensive loss:			
Net loss	$ (9,412)	$ (287)	$ (9,699)
Unrealized gain on marketable securities	6	—	6
Foreign currency translation loss	(43)	—	(43)
Comprehensive loss	(9,449)	(287)	(9,736)
Less: Comprehensive loss attributable to noncontrolling interest	182	—	182
Comprehensive loss attributable to Blend Labs, Inc.	$ (9,267)	$ (287)	$ (9,554)

Blend Labs, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)
(Unaudited)

	Three months ended June 30, 2025		
	As Reported	**Adjustments**	**As Revised**
Revenue			
Software platform	$ 29,391	$ 74	$ 29,465
Professional services	2,132	32	2,164
Total revenue	31,523	106	31,629
Cost of revenue			
Software platform	6,505	55	6,560
Professional services	1,713	—	1,713
Total cost of revenue	8,218	55	8,273
Gross profit	23,305	51	23,356
Operating expenses:			
Research and development	7,332	154	7,486
Sales and marketing	6,950	—	6,950
General and administrative	13,619	99	13,718
Restructuring	28	—	28
Total operating expenses	27,929	253	28,182
Loss from operations	(4,624)	(202)	(4,826)
Other income (expense), net	1,018	—	1,018
Loss before income taxes	(3,606)	(202)	(3,808)
Income tax expense	(41)	—	(41)
Loss from continuing operations	(3,647)	(202)	(3,849)
Loss from discontinued operations (Note 16)	(2,998)	—	(2,998)
Net loss	(6,645)	(202)	(6,847)
Less: Net loss attributable to noncontrolling interest included in discontinued operations	—	—	—
Net loss attributable to Blend Labs, Inc.	(6,645)	(202)	(6,847)
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations	—	—	—
Less: Accretion of Series A redeemable convertible preferred stock to redemption value	(4,376)	—	(4,376)
Net loss attributable to Blend Labs, Inc. common stockholders	$ (11,021)	$ (202)	$ (11,223)
Net loss per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:			
Continuing operations	$ (0.03)	$ —	$ (0.03)
Discontinued operations	$ (0.01)	$ —	$ (0.01)
Weighted average shares used in calculating net loss per share:			
Basic and diluted	259,211	—	259,211
Comprehensive loss:			
Net loss	$ (6,645)	$ (202)	$ (6,847)
Unrealized loss on marketable securities	(44)	—	(44)
Foreign currency translation loss	(7)	—	(7)
Comprehensive loss	(6,696)	(202)	(6,898)
Less: Comprehensive loss attributable to noncontrolling interest	—	—	—
Comprehensive loss attributable to Blend Labs, Inc.	$ (6,696)	$ (202)	$ (6,898)

Blend Labs, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)
(Unaudited)

| | Three months ended September 30, 2025 | | |
	As Reported	Adjustments	As Revised
Revenue			
Software platform	$ 30,459	$ (97)	$ 30,362
Professional services	2,401	(68)	2,333
Total revenue	32,860	(165)	32,695
Cost of revenue			
Software platform	6,624	13	6,637
Professional services	1,780	—	1,780
Total cost of revenue	8,404	13	8,417
Gross profit	24,456	(178)	24,278
Operating expenses:			
Research and development	8,522	183	8,705
Sales and marketing	7,873	—	7,873
General and administrative	12,879	75	12,954
Restructuring	93	—	93
Total operating expenses	29,367	258	29,625
Loss from operations	(4,911)	(436)	(5,347)
Other income (expense), net	17,348	—	17,348
Income before income taxes	12,437	(436)	12,001
Income tax expense	(27)	—	(27)
Income from continuing operations	12,410	(436)	11,974
Income from discontinued operations (Note 16)	122	—	122
Net income	12,532	(436)	12,096
Less: Net income attributable to noncontrolling interest included in discontinued operations	—	—	—
Net income attributable to Blend Labs, Inc.	12,532	(436)	12,096
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations	—	—	—
Less: Accretion of Series A redeemable convertible preferred stock to redemption value	(4,558)	—	(4,558)
Net income attributable to Blend Labs, Inc. common stockholders	$ 7,974	$ (436)	$ 7,538
Net income per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:			
Basic			
Continuing operations	$ 0.03	$ (0.01)	$ 0.02
Discontinued operations	$ —	$ —	$ —
Net income per share attributable to Blend Labs, Inc. common stockholders	$ 0.03	$ (0.01)	$ 0.02
Diluted			
Continuing operations	$ 0.02	$ —	$ 0.02
Discontinued operations	$ —	$ —	$ —
Net income per share attributable to Blend Labs, Inc. common stockholders	$ 0.02	$ —	$ 0.02
Weighted average shares used in calculating net income per share:			
Basic	259,631	—	259,631
Diluted	268,719	—	268,719
Comprehensive income:			
Net income	$ 12,532	$ (436)	$ 12,096
Unrealized loss on marketable securities	(62)	—	(62)
Foreign currency translation gain	103	—	103
Comprehensive income	12,573	(436)	12,137
Less: Comprehensive loss attributable to noncontrolling interest	—	—	—
Comprehensive income attributable to Blend Labs, Inc.	$ 12,573	$ (436)	$ 12,137

Blend Labs, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)
(Unaudited)

| | Six months ended June 30, 2025 | | |
	As Reported	Adjustments	As Revised
Revenue			
Software platform	$ 53,651	$ 116	$ 53,767
Professional services	4,642	65	4,707
Total revenue	58,293	181	58,474
Cost of revenue			
Software platform	12,369	88	12,457
Professional services	3,660	—	3,660
Total cost of revenue	16,029	88	16,117
Gross profit	42,264	93	42,357
Operating expenses:			
Research and development	14,853	476	15,329
Sales and marketing	14,137	—	14,137
General and administrative	24,844	106	24,950
Restructuring	747	—	747
Total operating expenses	54,581	582	55,163
Loss from operations	(12,317)	(489)	(12,806)
Other income (expense), net	2,132	—	2,132
Loss before income taxes	(10,185)	(489)	(10,674)
Income tax expense	(71)	—	(71)
Loss from continuing operations	(10,256)	(489)	(10,745)
Loss from discontinued operations (Note 16)	(5,801)	—	(5,801)
Net loss	(16,057)	(489)	(16,546)
Less: Net loss attributable to noncontrolling interest included in discontinued operations	182	—	182
Net loss attributable to Blend Labs, Inc.	(15,875)	(489)	(16,364)
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations	(1,254)	—	(1,254)
Less: Accretion of Series A redeemable convertible preferred stock to redemption value	(8,578)	—	(8,578)
Net loss attributable to Blend Labs, Inc. common stockholders	$ (25,707)	$ (489)	$ (26,196)
Net loss per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:			
Continuing operations	$ (0.07)	$ —	$ (0.07)
Discontinued operations	$ (0.03)	$ —	$ (0.03)
Weighted average shares used in calculating net income (loss) per share:			
Basic and diluted	259,004	—	259,004
Comprehensive loss:			
Net loss	$ (16,057)	$ (489)	$ (16,546)
Unrealized loss on marketable securities	(38)	—	(38)
Foreign currency translation loss	(50)	—	(50)
Comprehensive loss	(16,145)	(489)	(16,634)
Less: Comprehensive loss attributable to noncontrolling interest	182	—	182
Comprehensive loss attributable to Blend Labs, Inc.	$ (15,963)	$ (489)	$ (16,452)

Blend Labs, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)
(Unaudited)

	Nine months ended September 30, 2025		
	As Reported	**Adjustments**	**As Revised**
Revenue			
Software platform	$ 84,110	$ 19	$ 84,129
Professional services	7,043	(3)	7,040
Total revenue	91,153	16	91,169
Cost of revenue			
Software platform	18,993	101	19,094
Professional services	5,440	—	5,440
Total cost of revenue	24,433	101	24,534
Gross profit	66,720	(85)	66,635
Operating expenses:			
Research and development	23,375	659	24,034
Sales and marketing	22,010	—	22,010
General and administrative	37,723	181	37,904
Restructuring	840	—	840
Total operating expenses	83,948	840	84,788
Loss from operations	(17,228)	(925)	(18,153)
Other income (expense), net	19,480	—	19,480
Income before income taxes	2,252	(925)	1,327
Income tax expense	(98)	—	(98)
Income from continuing operations	2,154	(925)	1,229
Loss from discontinued operations (Note 16)	(5,679)	—	(5,679)
Net loss	(3,525)	(925)	(4,450)
Less: Net loss attributable to noncontrolling interest included in discontinued operations	182	—	182
Net loss attributable to Blend Labs, Inc.	(3,343)	(925)	(4,268)
Less: Accretion of redeemable noncontrolling interest to redemption value from discontinued operations	(1,254)	—	(1,254)
Less: Accretion of Series A redeemable convertible preferred stock to redemption value	(13,136)	—	(13,136)
Net loss attributable to Blend Labs, Inc. common stockholders	$ (17,733)	$ (925)	$ (18,658)
Net loss per share attributable to Blend Labs, Inc. common stockholders - basic and diluted:			
Basic:			
Continuing operations	$ (0.04)	$ —	$ (0.04)
Discontinued operations	$ (0.03)	$ —	$ (0.03)
Weighted average shares used in calculating net loss per share:			
Basic and diluted	259,228	—	259,228
Comprehensive loss:			
Net loss	$ (3,525)	$ (925)	$ (4,450)
Unrealized loss on marketable securities	(100)	—	(100)
Foreign currency translation gain	53	—	53
Comprehensive loss	(3,572)	(925)	(4,497)
Less: Comprehensive loss attributable to noncontrolling interest	182	—	182
Comprehensive loss attributable to Blend Labs, Inc.	$ (3,390)	$ (925)	$ (4,315)

Blend Labs, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

| | Three months ended March 31, 2025 | | |
	As Reported	Adjustments	As Revised
Operating activities			
Net loss	$ (9,412)	$ (287)	$ (9,699)
Net loss from continuing operations	(6,609)	(287)	(6,896)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	6,048	48	6,096
Changes in operating assets and liabilities:			
Trade and other receivables	3,906	(4)	3,902
Prepaid expenses and other assets, current and non-current	389	475	864
Deferred revenue	13,254	(346)	12,908
Other liabilities, current and non-current	2,179	(160)	2,019
Net cash provided by operating activities - continuing operations	20,085	(274)	19,811
Net cash provided by operating activities	20,390	(274)	20,116
Additions to property, equipment and internal-use software development costs	(4,587)	274	(4,313)
Net cash provided by investing activities - continuing operations	3,312	274	3,586
Net cash provided by investing activities	3,228	274	3,502

Blend Labs, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

| | Six months ended June 30, 2025 | | |
	As Reported	Adjustments	As Revised
Operating activities			
Net loss	$ (16,057)	$ (489)	$ (16,546)
Net loss from continuing operations	(10,256)	(489)	(10,745)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	13,610	68	13,678
Changes in operating assets and liabilities:			
Trade and other receivables	(364)	(142)	(506)
Prepaid expenses and other assets, current and non-current	(1,262)	543	(719)
Deferred revenue	12,734	(382)	12,352
Other liabilities, current and non-current	2,210	(6)	2,204
Net cash provided by operating activities - continuing operations	14,793	(408)	14,385
Net cash provided by operating activities	14,022	(408)	13,614
Additions to property, equipment and internal-use software development costs	(8,320)	408	(7,912)
Net cash used in investing activities - continuing operations	(7,483)	408	(7,075)
Net cash used in investing activities	(7,603)	408	(7,195)

Blend Labs, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

| | Nine months ended September 30, 2025 | | |
	As Reported	Adjustments	As Revised
Operating activities			
Net loss	$ (3,525)	$ (925)	$ (4,450)
Net income from continuing operations	2,154	(925)	1,229
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	21,376	101	21,477
Changes in operating assets and liabilities:			
Trade and other receivables	2,345	(120)	2,225
Prepaid expenses and other assets, current and non-current	(4,709)	418	(4,291)
Deferred revenue	5,313	(119)	5,194
Other liabilities, current and non-current	1,686	87	1,773
Net cash provided by operating activities - continuing operations	12,060	(558)	11,502
Net cash provided by operating activities	10,532	(558)	9,974
Additions to property, equipment and internal-use software development costs	(10,592)	558	(10,034)
Net cash provided by investing activities - continuing operations	19,972	558	20,530
Net cash provided by investing activities	19,790	558	20,348

The impact of the revisions on the Condensed Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock, and Stockholders' Equity was solely within net (loss) income for errors impacting accumulated deficit as presented above.

18. Subsequent Events

On March 1, 2026, the Company completed the sale of substantially all the assets and liabilities of its title insurance business to a third party.

On March 10, 2026, the Company's board of directors authorized the repurchase of up to $50.0 million of the Company's Class A common stock. Repurchases may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock, and it may be suspended at any time at the Company's discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The share repurchase program has no set expiration date.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2025 because of the material weaknesses in our internal control over financial reporting described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting, as of the end of the period covered by this Annual Report on Form 10-K based on the guidelines established in the *Internal Control—Integrated Framework* (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 because of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the interim or annual financial statements will not be prevented or detected on a timely basis.

We identified the following material weaknesses:

- We did not design and maintain effective controls over revenue recognition. Specifically, we did not design and maintain (i) effective controls over the accuracy and occurrence of transaction quantity used to record revenue, including the completeness and accuracy of data flows and automated data transformations of the quantity information; (ii) effective controls over accuracy of the transaction price used to record revenue; and (iii) effective controls over the accuracy of customer order information used to record revenue. These material weaknesses resulted in immaterial adjustments to trade and other receivables, prepaid expenses and other current assets, deferred revenue, accumulated deficit, revenue-software platform, revenue-professional services, and cost of revenue - software platform in the previously issued quarterly financial statements for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025.

- We did not design and maintain effective information technology ("IT") general controls for certain information systems that support our revenue process that are relevant to the preparation of our financial statements and the effectiveness of IT-dependent controls. Specifically, we did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; and (iii) computer operations controls to ensure that processing and transfer of data are monitored. These material weaknesses did not result in misstatements to the interim or annual financial statements for any of the periods presented.

Additionally, each of these material weaknesses could result in misstatements to revenue and related accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting as a result of our "emerging growth company" status, as defined in the JOBS Act. Accordingly, this Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our assessment of the effectiveness of internal control over financial reporting as of December 31, 2025.

Remediation Plan for the Material Weaknesses

We are enhancing the design of our internal controls to remediate the material weaknesses which includes designing and implementing procedures to ensure (i) the completeness and accuracy of revenue data flows and automated data transformations; (ii) the accuracy of pricing; and (iii) the accuracy of customer order information used in revenue recognition. With respect to the IT general controls over information systems in our revenue process, we are designing and implementing more rigorous controls over user access reviews and program change management controls as well as the monitoring of data processing and transfers.

We believe these measures will remediate the material weaknesses; however, the material weaknesses will not be considered remediated until the applicable controls have been designed, implemented and operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(f) or 15d-15(f) of the Exchange Act during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

Except as described below, during the three months ended December 31, 2025, none of our officers or directors, as defined in Rule 16a-1(f) of the Exchange Act, adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 trading arrangement") or any "non Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408.

On December 16, 2025, Nima Ghamsari, our Head of Blend, entered into a Rule 10b5-1 trading arrangement that provides for the sale from time to time of shares of our Class A Common Stock, intended to generate an aggregate of approximately a maximum dollar amount of $650,000, with the exact number of shares to be sold pursuant to Mr. Ghamsari's trading arrangement to be determined based on market prices of our Class A Common Stock. The plan will expire on June 11, 2026,

subject to early termination for certain specified events as set forth in the plan. The plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

PART IV

ITEM 15. EXHIBITS

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-Q	001-40599	3.1	August 24, 2021
3.2	Amended and Restated Bylaws of the registrant.	10-Q	001-40599	3.2	August 24, 2021
3.3	Certificate of Amendment to Certificate of Designations of the registrant.	8-K	001-40599	3.1	June 24, 2024
3.4	Amended and Restated Certificate of Designations of the registrant.	8-K	001-40599	3.2	June 24, 2024
4.1	Form of Class A common stock certificate of the registrant.	S-1/A	333-257223	4.1	July 6, 2021
4.2	Amended and Restated Investors' Rights Agreement, among the registrant and certain holders of its capital stock, dated as of January 11, 2021.	S-1/A	333-257223	4.2	July 6, 2021
4.3	Warrant to Purchase Class A Common Stock between the registrant, OR Lending LLC, OR Tech Lending LLC, and OR BL LLC., dated as of July 2, 2021.	10-Q	001-40599	4.4	August 24, 2021
4.4	Description of Capital Stock.	10-K	001-40599	4.4	March 31, 2022
4.5	Warrant to Purchase Class A Common Stock between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	4.1	May 8, 2024
4.6	Registration Rights Agreement, between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	4.2	May 8, 2024
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1/A	333-257223	10.1	July 6, 2021
10.2+	Blend Labs, Inc. 2021 Equity Incentive Plan and related form agreements.	10-K	001-40599	10.2	March 14, 2024

10.3+	Blend Labs, Inc. 2012 Stock Plan and related form agreements.	S-1	333-257223	10.3	June 21, 2021
10.4+	Executive 2020 Bonus Plan.	S-1	333-257223	10.4	June 21, 2021
10.5+	Executive Incentive Compensation Plan.	S-1	333-257223	10.5	June 21, 2021
10.6+	Confirmatory Employment Letter between the registrant and Nima Ghamsari, dated as of July 1, 2021.	S-1/A	333-257223	10.8	July 6, 2021
10.7+	Letter Agreement between the registrant and Nima Ghamsari, dated as of August 25, 2023.	10-Q	001-40599	10.1	November 7, 2023
10.8+	Form of Award Letter.	10-Q	001-40599	10.3	November 7, 2023
10.9+	Blend Labs, Inc. Stand-Alone Stock Option Agreement between the registrant and Nima Ghamsari, effective as of March 30, 2021, as amended July 5, 2021.	10-Q	001-40599	10.12	August 24, 2021
10.10+	Form of Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.15	July 6, 2021
10.11+	Form of Equity Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.16	July 6, 2021
10.12+	Offer Letter between the registrant and Amir Jafari, dated as of January 9, 2023.	10-K	001-40599	10.2	March 16, 2023
10.13+	Outside Director Compensation Policy, as amended.	10-Q	001-40599	10.3	May 8, 2024
10.14	Investment Agreement between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	10.4	May 8, 2024
10.15+	Form of Change in Control Severance Agreement.	10-Q	001-40599	10.1	November 6, 2024
10.16+*	Offer Letter between the registrant and Srinivasan Venkatramani, dated as of October 27, 2024.	10-K	001-40599	10.18	March 13, 2025
10.17+*	Form of Severance Letter Agreement.	10-K	001-40599	10.19	March 13, 2025
10.18+	Offer Letter between the Registrant and Jason Ream, dated August 6, 2025.	10-Q	001-40599	10.1	November 6, 2025
10.19+	Transition and General Release Agreement, dated October 3, 2025	10-Q	001-40599	10.2	November 6, 2025
19.1	Insider Trading Policy.	10-K	001-40599	19.1	March 13, 2025
21.1	List of subsidiaries of the registrant.	10-K	001-40599	21.1	March 13, 2025
23.1*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.	10-K	001-40599	97.1	March 14, 2024

101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

+ Indicates management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10–K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLEND LABS, INC.

Date:	March 13, 2026	By:	/s/ Nima Ghamsari
			Nima Ghamsari
			Head of Blend and Co-Founder
			(Principal Executive Officer)
Date:	March 13, 2026	By:	/s/ Jason Ream
			Jason Ream
			Head of Finance
			(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nima Ghamsari, Jason Ream, and Winnie Ling, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nima Ghamsari Nima Ghamsari	Chief Executive Officer and Chair *(Principal Executive Officer)*	March 13, 2026
/s/ Jason Ream Jason Ream	Head of Finance and Administration *(Principal Financial Officer)*	March 13, 2026
/s/ Oxana Tkach Oxana Tkach	Controller *(Principal Accounting Officer)*	March 13, 2026
/s/ Gerald C. Chen Gerald C. Chen	Director	March 13, 2026
/s/ Erin Lantz Erin Lantz	Director	March 13, 2026
/s/ Timothy J. Mayopoulos Timothy J. Mayopoulos	Director	March 13, 2026
/s/ Brian Sheth Brian Sheth	Director	March 13, 2026
/s/ Bryan E. Sullivan Bryan E. Sullivan	Director	March 13, 2026
/s/ Eric Woersching Eric Woersching	Director	March 13, 2026

Appendix

About Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with GAAP, this report contains non-GAAP gross margin and non-GAAP operating income (loss) from operations. Our management uses these non-GAAP financial measures internally in analyzing our financial results and believes they are useful to investors, as a supplement to the corresponding GAAP financial measures, in evaluating our ongoing operational performance and trends, in allowing for greater transparency with respect to measures used by our management in their financial and operational decision making, and in comparing our results of operations with other companies in the same industry, many of which present similar non-GAAP financial measures to help investors understand the operational performance of their businesses.

We adjust the following items from our non-GAAP financial measures as detailed in the reconciliations below:

Stock-based compensation. We exclude stock-based compensation, which is a non-cash expense, from our non-GAAP financial measures because we believe that excluding this cost provides meaningful supplemental information regarding operational performance. In particular, companies calculate stock-based compensation expense using a variety of valuation methodologies and subjective assumptions, and expense related to stock-based awards can vary significantly based on the timing, size and nature of awards granted.

Workforce reduction costs. We exclude restructuring costs related to workforce reductions as these costs primarily include employee severance and other costs directly associated with resource realignments incurred in connection with changing strategies or business conditions. These costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Abandoned and terminated facilities costs. In the third quarter of 2024, we abandoned our headquarters in San Francisco, California and early terminated our office lease in Omaha. We exclude costs related to abandoned and terminated leases as these costs related to a one-time strategic business decision, are non-recurring or short-term in nature and are not reflective of our ongoing operations. Thus we believe that excluding these charges for purposes of calculating the non-GAAP financial measures provides more meaningful period to period comparisons.

Compensation realignment costs. We exclude the compensation realignment costs incurred in connection with the change in our compensation strategy from our non-GAAP financial measures. These costs relate to amortization of one-time two-installment cash bonus payment made to certain employees in lieu of previously committed equity-based awards, driven by an organizational initiative to standardize our

equity compensation program. We believe that excluding these charges for purposes of calculating the non-GAAP financial measures provides more meaningful period to period comparisons.

Litigation contingencies and related professional services costs. We exclude costs related to litigation contingencies, which represent reserves for legal settlements, as well as the related professional service fees incurred related to these matters. These costs are non-recurring in nature and we do not believe they have a direct correlation to the operation of our business.

Transaction-related costs. We exclude costs related to strategic transactions from our non-GAAP financial measures as we do not consider these costs to be related to organic continuing operations of our business or relevant to assessing the long-term performance of the impact of such transactions. These adjustments allow for more accurate comparisons of the financial results to historical operations and forward looking guidance. These non-recurring costs include financial advisory, legal, and other transactional costs incurred in connection with investing or divesting activities.

Impairment of capitalized internal-use software. We exclude the impairment of capitalized internal-use software because we do not believe this non-cash expense has a direct correlation to the operation of our business and is non-recurring in nature.

Amortization of capitalized internal-use software. We exclude the amortization of capitalized internal-use software because we do not believe this non-cash expense has a direct correlation to the operation of our business.

Executive transition costs. We exclude costs associated with transitions of executive officers as these costs relate to an infrequent strategic business decisions, are short-term in nature and are not reflective of our ongoing operations. Thus we believe that excluding these charges for purposes of calculating the non-GAAP financial measures provides more meaningful period to period comparisons.

We have not separately adjusted for certain tax-related impacts of our non-GAAP financial measures, as they are not material to our overall non-GAAP results for the periods presented.

It is important to note that the particular items we exclude from, or include in, our non-GAAP financial measures may differ from the items excluded from, or included in, similar non-GAAP financial measures used by other companies in the same industry. In addition, other companies may utilize metrics that are not similar to ours.

The non-GAAP financial information is presented for supplemental informational purposes only and is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. There are material limitations associated with the use of non-GAAP financial measures

since they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. Please see the reconciliation tables below for the reconciliation of GAAP and non-GAAP results. Management encourages investors and others to review Blend's financial information in its entirety and not rely on a single financial measure.

Blend Labs, Inc.
Reconciliation of GAAP to non-GAAP Measures
(In thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2025		2025	
Gross Profit Reconciliation	**Gross Profit**	**Gross Margin**	**Gross Profit**	**Gross Margin**
Blend Platform				
GAAP Software platform	$ 24,099	79 %	$ 89,134	78 %
Stock-based compensation(1)	6		8	
Amortization of capitalized internal-use software(8)	1,143		3,133	
Non-GAAP Software platform	25,248	83 %	92,275	81 %
GAAP Professional services	433	21 %	2,033	22 %
Stock-based compensation(1)	128		535	
Non-GAAP Professional services	561	27 %	2,568	28 %
GAAP Gross Profit	**24,532**	76 %	**91,167**	74 %
Stock-based compensation(1)	134		543	
Amortization of capitalized internal-use software(8)	1,143		3,133	
Non-GAAP Gross Profit	**$ 25,809**	**80 %**	**$ 94,843**	**77 %**

	Twelve Months Ended December 31,	
	2025	2024
GAAP loss from operations	$ (21,735)	$ (48,845)
Non-GAAP adjustments:		
Stock-based compensation(1)	28,955	27,941
Workforce reduction costs(2)	871	5,882
Abandoned and terminated facilities costs(3)	1,667	537
Compensation realignment costs(4)	—	1,155
Executive transition costs(9)	743	—
Litigation contingencies and related professional services costs(5)	874	53
Transaction-related costs(6)	490	—
Impairment of capitalized internal-use software(7)	135	—
Amortization of capitalized internal-use software(8)	3,133	491
Non-GAAP income (loss) from operations	**$ 15,133**	**$ (12,786)**

Notes:

(1) Stock-based compensation represents the non-cash grant date fair value of stock-based instruments utilized to incentivize our employees, for which the expense is recognized over the applicable vesting or performance period.

Stock-based compensation by function:	Twelve Months Ended December 31,			
	2025		**2024**	
Cost of revenue	$	543	$	510
Research and development *		6,292		9,870
Sales and marketing		2,864		3,546
General and administrative		19,256		14,015
Total	**$**	**28,955**	**$**	**27,941**

* Net of $3.2 million of additions to capitalized internal-use software for the twelve months ended December 31, 2025 and $2.5 million for the twelve months ended December 31, 2024.

(2) Workforce reduction costs represent expenses incurred in connection with the workforce restructuring actions executed as part of our broader efforts to improve cost efficiency.

(3) Abandoned and terminated facilities costs represent charges related to the early termination of a leased facility and abandonment of another leased facility as part of our broader efforts to better align our operating structure with our business activities.

(4) Compensation realignment costs relate to amortization of one-time cash bonus payment (paid in two installments in March and May 2023) to certain employees in lieu of previously committed equity-based awards, driven by an organizational initiative to standardize our equity compensation program.

(5) Litigation contingencies and related professional services costs represent reserves for legal settlements and related professional service fees that are unusual or infrequent costs associated with our operating activities

(6) Transaction-related costs include non-recurring financial advisory, legal, and other transactional costs incurred in connection with investing or divesting activities recorded within general and administrative expense.

(7) Impairment of capitalized internal-use software represents the non-cash expense related to the write-off of certain internal-use software projects.

(8) Amortization of capitalized internal-use software represents the non-cash amortization expense related to our developed technology that is amortized over the estimated useful life.

(9) Executive transition costs relate to the departure of one of our executives.

